Exhibit 99.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

HANZADE VASFİYE DOĞAN BOYNER,

VUSLAT DOĞAN SABANCI,

YAŞAR BEGÜMHAN DOĞAN FARALYALI,

ARZUHAN DOĞAN YALÇINDAĞ, AND

IŞIL DOĞAN,

AS THE SELLERS,

AND

JOINT STOCK COMPANY KASPI.KZ,

AS THE BUYER

DATED AS OF OCTOBER 17, 2024

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EXHIBITS

Exhibit A Certain Definitions

Exhibit B Transferred Shares and Consideration

Exhibit C Form of Share Pledge

Exhibit D Form of Consent Order and Final Judgment

Exhibit E Closing Procedures

Exhibit F-1 Form of Voting Agreement (Mikheil Lomtadze)

Exhibit F-2 Form of Voting Agreement (Vyacheslav Kim, Baring Fintech Nexus Limited)

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of October 17, 2024, by and among Hanzade Vasfiye Doğan Boyner, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“HVDB”), Vuslat Doğan Sabancı, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“VDS”), Yaşar Begümhan Doğan Faralyalı, a Turkish citizen with the Turkish ID number [•] (“YBDF”), Arzuhan Doğan Yalçındağ, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“ADY”), and Işıl Doğan, a Turkish citizen with the Turkish ID number [•] and residing at (“ID” and, together with HVDB, VDS, YBDF and ADY, each individually, a “Seller” and, collectively, the “Sellers”), and Joint Stock Company Kaspi.kz, a joint stock company incorporated under the Laws of Kazakhstan (the “Buyer” and, together with the Sellers, each, individually, a “Party” and, collectively, the “Parties”).

RECITALS

A. WHEREAS, the Sellers are stockholders of D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint stock company incorporated under the Laws of the Republic of Türkiye, registered with the Istanbul Trade Registry under the registration number 436165-0 and with its headquarters located at the address of Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No: 12 Trump Towers Kule:2 Kat:2 Şişli/Istanbul, Republic of Türkiye (the “Company”);

B. WHEREAS, the capital stock of the Company consists of (i) shares of capital stock of the Company identified as “Class A Shares” in the Articles of Association, subject to the terms and conditions applicable to such “Class A Shares”, as set forth in the Articles of Association in the form of Exhibit 1.1 filed with the Company’s latest annual report on Form 20-F (as filed with the United States Securities and Exchange Commission (“SEC”) on April 30, 2024) (the “Class A Shares”), and (ii) shares of capital stock of the Company identified as “Class B Shares” in the Articles of Association, subject to the terms and conditions applicable to such “Class B Shares”, as set forth in the Articles of Association (the “Class B Shares”). American Depositary Shares (“ADSs”) of the Company, each representing one Class B Share of the Company, are listed on the Nasdaq Global Select Market of the Nasdaq Stock Market (“NASDAQ”), trading under the symbol “HEPS”;

C. WHEREAS, HVDB is a holder of Class A Shares and Class B Shares, and each of VDS, YBDF, ADY and ID is a holder of Class B Shares;

D. WHEREAS, subject to the terms and conditions of this Agreement, (i) HVDB wishes to sell to the Buyer, and the Buyer wishes to purchase from HVDB, all of the outstanding Class A Shares and Class B Shares held by HVDB, and (ii) each of the other Sellers wishes to sell to the Buyer, and the Buyer wishes to purchase from each such other Seller, all of the Class B Shares held by such other Seller, such Class A Shares and Class B Shares sold hereunder constituting, in the aggregate, a majority of the issued and outstanding share capital of the Company, as set forth in more detail in Exhibit B; and

E. WHEREAS, concurrently with the execution of this Agreement, each of Mikheil Lomtadze, on the one hand, and Vyacheslav Kim and Baring Fintech Nexus Limited, a company organized under the laws of Guernsey, on the other hand, has entered into a voting agreement in the form attached hereto as Exhibit F-1 and Exhibit F-2, respectively (each, a “Voting Agreement”), to facilitate the required voting at the Buyer Shareholders’ Meeting (as defined herein) in connection with the consummation of the transactions contemplated by this Agreement; such shareholders collectively have the power to vote, or to direct the voting of, shares of capital stock of the Buyer representing at least a majority of the voting power of the Buyer entitled to vote on the adoption of this Agreement and the approval of the transactions contemplated hereby.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

Article I
DEFINITIONS

Section 1.1 Certain Defined Terms. Except as explicitly stated otherwise herein, as used in this Agreement, the terms set forth on Exhibit A will have the respective meanings set forth therein.

Article II
PURCHASE AND SALE

Section 2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at, and effective as of, the Closing, each of the Sellers hereby sells, conveys, transfers, assigns and delivers to the Buyer, and the Buyer hereby purchases, acquires and accepts from each such Seller, the amount of Class A Shares and Class B Shares, if any, set forth opposite such Seller’s name in the columns “Transferred Class A Shares” and “Transferred Class B Shares” in Exhibit B held by such Seller (such Class A Shares, the “Transferred Class A Shares”, such Class B Shares, the “Transferred Class B Shares”, and, collectively, together, the “Transferred Shares”), and all of such Seller’s right, title and interest, now and hereafter, in and to all such Transferred Class A Shares and Transferred Class B Shares, as applicable, in each case, free and clear of any and all Encumbrances.

Section 2.2 Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall, unless otherwise mutually agreed upon by the Parties, be consummated in person at the address of Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi Trump Towers Kule 2 Kat:2 No:12 34387 Şişli, Istanbul, Republic of Türkiye and shall take place at 10:00 a.m., Türkiye Time (TRT), two (2) Business Days prior to the General Assembly Meeting, or at such other place or at such other time or on such other date as the Sellers and the Buyer may mutually agree upon in writing (the “Closing Date”). All transactions contemplated by this Agreement to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of the Closing.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(i) the Buyer shall:

(A) pursuant to the wire instructions set forth in the Funds Flow Memorandum, make, or cause to be made, to each Seller, a payment in an amount set forth in the columns “Closing Cash Consideration for Transferred Class A Shares” and “Closing Cash Consideration for Transferred Class B Shares” in Exhibit B pursuant to Section 2.3(a) by wire transfer of immediately available funds in United States dollars;

(B) deliver, or cause to be delivered, to the Sellers counterparts of each of the Transaction Documents to which the Buyer or any of its Affiliates is a party, duly executed by the Buyer or its applicable Affiliates party thereto; and

(C) deliver, or cause to be delivered, the certificates, instruments, and documents referred to in Section 7.3(e).

(ii) the Sellers shall:

(A) deliver, or cause to be delivered, the certificates, instruments, and documents referred to in Section 7.2(e); and

(B) deliver, or cause to be delivered, to the Buyer counterparts of each of the Transaction Documents to which such Seller or any of its Affiliates is a party, duly executed by such Seller or its applicable Affiliates party thereto.

(c) All payments hereunder shall be made by wire transfer of immediately available funds in United States dollars to such account as may be designated to the payor by or on behalf of the payee at least two (2) Business Days prior to the applicable payment date.

Section 2.3 Consideration.

(a) Upon the terms and subject to the conditions of this Agreement, in consideration of the Transferred Shares, the Buyer shall:

(i) at the Closing, pay to each Seller, as consideration for the Transferred Class A Shares and the Transferred Class B Shares, if any, transferred by such Seller to the Buyer hereunder, pursuant to the wire instructions set forth in the Funds Flow Memorandum, a payment in the amount set forth opposite such Seller’s name in the columns “Closing Cash Consideration for Transferred Class A Shares” and “Closing Cash Consideration for Transferred Class B Shares” in Exhibit B by wire transfer of immediately available funds in United States dollars (such consideration in the aggregate, the “Closing Cash Consideration”); and

(ii) no later than on the day that is six (6) months following the Closing Date (the “Deferred Cash Consideration Payment Date”), pay to each Seller, as consideration for the Transferred Class A Shares and the Transferred Class B Shares, if any, transferred by such Seller to the Buyer hereunder, pursuant to the wire instructions set forth in the Funds Flow Memorandum, as may be updated by the Sellers upon written notice to Buyer at least five (5) Business Days before the Deferred Cash Consideration Payment Date, a payment in the amount set forth opposite such Seller’s name in the columns “Deferred Cash Consideration for Transferred Class A Shares” and “Deferred Cash Consideration for Transferred Class B Shares” in Exhibit B by wire transfer of immediately available funds in United States dollars (such consideration in the aggregate, the “Deferred Cash Consideration” and, together with the Closing Cash Consideration, the “Total Consideration”).

(b) Notwithstanding anything to the contrary herein, the Buyer shall have the right to withhold and deduct any sum that is owed by the Sellers to the Buyer or any of the other Buyer Indemnitees pursuant to Section 8.2 from the Deferred Cash Consideration that would be otherwise payable hereunder; provided, however, that any such off-set right shall only arise with respect to Losses that (i) the Sellers agree in writing are due and payable by them pursuant to Section 8.2 or (ii) are determined to be due and owing by a final, non-appealable order of a court or arbitrator of competent jurisdiction (each such amount under (i) or (ii), the “Set-Off Amount”). The Buyer shall have the right, exercisable by delivery of written notice to the Sellers, to set off against the Deferred Cash Consideration by the Buyer pursuant to this Section 2.3(b), on a dollar-for-dollar basis, the Set-Off Amount. Subject to the right of set-off set forth in this Section 2.3(b), the aggregate amount of consideration payable by the Buyer to the Sellers hereunder for the Transferred Shares shall be equal to the Total Consideration.

(c) The Total Consideration and any other payment made by the Buyer under this Agreement will be paid free and clear of, and without deduction or withholding for, any Taxes, unless such deduction or withholding is required under applicable Law; provided that, if the Buyer is required under applicable Kazakhstani Law to deduct or withhold Kazakhstani withholding Taxes from any such payment, then the sum payable by the Buyer shall be increased as necessary so that after such deduction or withholding has been made, the applicable recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

Article III
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

Except as set forth in the Company Reports filed with or furnished to the SEC following July 1, 2021 (the “Applicable Date”) and prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date of this Agreement, and (ii) any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements (except to the extent such risk factor section or any other section referenced hereto provides factual information with respect to or related to the Company or any of its Subsidiaries)), each Seller hereby represents and warrants, severally (and not jointly and severally and only with respect to itself) to the Buyer that, as of the date hereof and as of the Closing (or in the case of representations and warranties that speak as of a specified date, as of such specified date), the following statements are true and correct:

Section 3.1 Capacity; Power and Authority; Enforceability. Each Seller has full legal capacity and full right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by such Seller and, assuming the due and valid authorization, execution and delivery of this Agreement by the Buyer, this Agreement constitutes legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms.

Section 3.2 No Conflicts; Required Filings, Approvals and Consents.

(a) The execution, delivery and performance by such Seller of this Agreement do not, and the consummation by such Seller of the transactions contemplated by this Agreement will not (i) with or without notice, lapse of time, or both, constitute or result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Seller pursuant to any Contract binding upon such Seller or under any Law to which such Seller is subject or by which any of its properties or assets are bound or affected or (ii) constitute or result in any material change in the rights or obligations of any party under any material Contract binding upon such Seller.

(b) Such Seller is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by such Seller of this Agreement or the consummation of the transactions contemplated by this Agreement, except (i) for any filings required to be made under any applicable Antitrust Laws, (ii) for such filings as may be required by any applicable securities or “blue sky” Laws, (iii) for such filings, approvals and other actions as are necessary with respect to the Specified Company Permits, or (iv) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

Section 3.3 Title to Transferred Shares. Such Seller is the record and beneficial owner of the Transferred Shares sold by it hereunder, free and clear of any Encumbrance. At the Closing, such Seller will have the right, authority and power to sell, assign and transfer the Transferred Shares sold by it hereunder to the Buyer. Such Seller is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Seller to sell, transfer, or otherwise dispose of any Transferred Shares sold by it hereunder (other than this Agreement). Except for this Agreement and the Company’s Organizational Documents, such Seller is not a party to any voting trust, proxy, or other Contract with respect to the voting of any Transferred Shares sold by it hereunder. Upon delivery of, and payment of the Closing Cash Consideration in the amount set forth opposite such Seller’s name in the columns “Closing Cash Consideration for Transferred Class A Shares” and “Closing Cash Consideration for Transferred Class B Shares” in Exhibit B at the Closing for the Transferred Shares sold by such Seller hereunder, the Buyer will acquire good and valid title to all of the Transferred Shares sold by such Seller hereunder, free and clear of any and all Encumbrances (other than any transfer restrictions imposed by applicable securities Laws).

The Transferred Shares sold by such Seller set forth opposite such Seller’s name in the columns “Transferred Class A Shares” and “Transferred Class B Shares” in Exhibit B constitute all of the Class A Shares and Class B Shares held by such Seller, as applicable.

Section 3.4 Litigation.

(a) As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Sellers, threatened in writing against such Seller that challenges the validity or enforceability of such Seller’s obligations under this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the transactions contemplated by this Agreement.

(b) Such Seller is not a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the transactions contemplated by this Agreement.

Section 3.5 Fiduciary Duties. Such Seller has not been, and is not, in violation of, and has been, and is, in compliance with applicable Laws relating to, any fiduciary duties applicable to such Seller in such Seller’s capacity as director, officer, shareholder, employee or other Representative of the Company.

Section 3.6 Anti-Corruption; Anti-Money Laundering. Such Seller is in compliance with and, during the three (3) years prior to the date hereof, has complied in all material respects with the Anti-Corruption and AML Laws of each jurisdiction in which the Company and its Subsidiaries operate that are applicable to such Seller. There are no pending or, to the Knowledge of such Seller, threatened material Proceedings against such Seller (in each case as it solely relates to the Company or any of its Subsidiaries) with respect to any such Anti-Corruption and AML Laws.

Section 3.7 Brokers. Other than as has been or will be paid in full by the Sellers prior to the Closing, such Seller has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller.

Section 3.8 Exclusivity of Representations and Warranties. Neither such Seller nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, in connection with this Agreement and the transactions contemplated by this Agreement (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to the Buyer or any of its Subsidiaries or their respective Affiliates in connection with the transactions contemplated by this Agreement, except as expressly set forth in this Article III, and such Seller hereby disclaims any such other representations or warranties.

Article IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Company Reports filed with or furnished to the SEC following the Applicable Date and prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date of this Agreement, and (ii) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements (except to the extent such risk factor section or any other section referenced hereto provides factual information with respect to or related to the Company or any of its Subsidiaries)), each Seller hereby represents and warrants, severally (and not jointly and severally), to the Buyer that, as of the date hereof and as of the Closing (or in the case of representations and warranties that speak as of a specified date, as of such specified date), the following statements are true and correct:

Section 4.1 Organization; Good Standing and Qualification.

(a) Each of the Company and the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all necessary power and authority to own, lease and operate its assets and properties and to carry on its business as it is being conducted immediately prior to the date of this Agreement.

(b) Each of the Company and the Company’s Subsidiaries is duly qualified to do business, and is in good standing (to the extent such concept is recognized in its jurisdiction of organization), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of business makes such qualification necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Current and complete copies of the Company’s Organizational Documents have been filed by the Company with the SEC and are available on EDGAR, and such Organizational Documents, each as amended prior to the execution of this Agreement, are in full force and effect. The Organizational Documents of each of the Company’s Subsidiaries, each as amended prior to the execution of this Agreement, are in full force and effect.

Section 4.2 No Conflicts; Required Filings, Approvals and Consents.

(a) The execution, delivery and performance by the Sellers of this Agreement and the consummation by the Sellers of the transactions contemplated by this Agreement do not and will not:

(i) conflict with, constitute or result in a breach of, or a default under, or violate the Organizational Documents of the Company or any of its Subsidiaries;

(ii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract or under any

Law to which the Company or any of its Subsidiaries is subject or by which any of their properties or assets are bound or affected;

(iii) constitute or result in any termination or acceleration in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except for general loan agreements; or

(iv) constitute or result in any breach or violation of any of the terms or requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Company Permit, or any benefit provided or available under any Company Permit that is held by the Company or any of its Subsidiaries, or require the notice, consent, waiver, authorization, or approval of, or require the Company or any of its Subsidiaries to make any filing, declaration, notice, or registration with, or obtain any authorization or permit from, any Governmental Authority or any other Person;

except, in the case of clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Sellers of this Agreement or the consummation of the transactions contemplated by this Agreement, except (i) for any filings required to be made under any applicable Antitrust Laws, (ii) for such filings as may be required by any applicable securities or “blue sky” Laws, (iii) for such filings, approvals and other actions as are necessary with respect to the Specified Company Permits, or (iv) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 40,000,000 Class A Shares, of which 40,000,000 shares were issued and outstanding as of 5:00 p.m., Eastern Time, on the Business Day preceding the date of this Agreement (the “Equity Reference Time”), and (ii) 285,998,290 Class B Shares, of which 285,998,290 shares were issued and outstanding as of the Equity Reference Time, which includes 4,615,384 shares that were held by the Company as treasury shares. All of the Transferred Shares have been duly authorized, validly issued, fully paid and nonassessable. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) The Company has no outstanding options. Except for statutory preemptive rights under applicable Laws and Company’s Organizational Documents, there are no preemptive rights, anti-dilution rights, rights of first refusal, rights of first offer or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind with respect to or that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible into, or exchangeable or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Since the Equity Reference Time, no securities of the Company have been issued and no options have been granted or promised or committed to be granted, and the Company has not assumed any obligation with respect to any options, since the Equity Reference Time. None of the Company or any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company.

(c) Except as set forth in the Company’s Organizational Documents, there are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Sellers, to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, the Company or any of its Subsidiaries, or restricting any Person from selling, pledging or otherwise disposing of any securities of the Company.

Section 4.4 Company Reports; Financial Statements; Internal Controls.

(a) The Company has filed, on a timely basis (other than immaterial delays in the filing of ordinary course Form 6-Ks), all forms, statements, certifications, reports and documents required to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act and the rules and regulations promulgated thereunder since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports complied with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Turkish securities Laws and did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(b) The Company is in compliance in all material respects (i) with the corporate governance rules under applicable Laws, (ii) with the listing and corporate governance rules and regulations of NASDAQ, except where the Company opted to comply with its home jurisdiction principles as permitted by such rules and regulations of NASDAQ and, (iii) where the Company opted so, with the corporate governance rules of its home jurisdiction.

(c) There are no outstanding unresolved comments with respect to any of the Company Reports received by the Company in any written communication from the SEC or the CMB. There are no pending (i) formal investigations of the Company by the SEC or the CMB or

(ii) inspections of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board or other similar accounting board.

(d) The Company maintained disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act as of December 31, 2023, as set forth in the Company’s latest Form 20-F. The Company maintained internal control over financial reporting (as defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) as of December 31, 2023, as set forth in the Company’s latest Form 20-F. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly owned Subsidiary of the Company or its accountants.

(e) Each of the consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) (i) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with IFRS consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and (ii) complied as of its respective date of filing with the SEC in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, as the case may be, with respect thereto.

(f) Prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports. None of the Company or any of its Subsidiaries have outstanding, or have arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g) None of the Company or any of its Subsidiaries are a party to, or have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or the Company Reports.

(h) The transactions entered into the books required to be kept under Turkish Commercial Code numbered 6102 of the Company and its Subsidiaries represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects.

(i) The Company is not, and is not considered to be, a public company subject to the capital markets Laws of the Republic of Türkiye.

Section 4.5 No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated financial statements (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement and following the Applicable Date, (ii) incurred in the Ordinary Course of Business, (iii) incurred in connection with this Agreement, (iv) incurred pursuant to Contracts or Company Permits binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or Company Permit), or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, there are no debts, obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent, matured or otherwise, in each case, that are of a nature required to be reflected on a financial statement prepared in accordance with IFRS.

Section 4.6 Absence of Certain Changes or Events.

(a) Since April 30, 2024, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than in, the Ordinary Course of Business.

(b) Since April 30, 2024, there has not been any Effect that, individually or in the aggregate, has had a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

Section 4.7 Compliance with Laws; Permits.

(a) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law of the jurisdictions in which the Company and its Subsidiaries operate, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.

(b) No investigation, inspection, interrogation or review by any Governmental Authority (including by the Turkish Competition Board in connection with any breach of applicable Turkish Antitrust Laws) with respect to the Company or any of its Subsidiaries is pending or threatened since the Applicable Date, and no penalties have been imposed on the Company or any of its Subsidiaries by any Governmental Authority since the Applicable Date, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.

(c) Each of the Company and its Subsidiaries is in possession of, and is in compliance with, all material permits, licenses, franchises, approvals, certificates, certifications, clearances, consents, waivers, exemptions, variances, orders, registrations or other authorizations of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and to carry on their respective businesses as currently conducted (the “Company Permits”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries. No Company Permits shall cease to be effective, become revocable or be terminated as a result of the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) None of the Company or any of its Subsidiaries are, or have been, party to any contract or course of conduct which is, to the Knowledge of the Sellers, in contravention or breach of any applicable Antitrust Laws.

(e) The business of the Company or any of its Subsidiaries is not expected to be directly materially adversely affected by (i) the amendments proposed under “The Amendment to the Legislative Proposal on the Amendment of the Law on the Protection of Consumers and Certain Laws”, which also includes amendments to the Law on the Regulation of Electronic Commerce or (ii) any other amendment proposal, draft or new legislation proposal or draft which is being discussed at any commission of the Parliament of the Republic of Türkiye or is before the Parliament of the Republic of Türkiye.

Section 4.8 Anti-Corruption; Anti-Money Laundering. The Company, its Subsidiaries and their respective Representatives (with respect to the actions taken on behalf of and authorized by the Company or its Subsidiaries) are in compliance in all material respects with and, during the five (5) years prior to the date hereof, have complied in all material respects with the Anti-Corruption and AML Laws applicable to the Company and its Subsidiaries. The Company and its Subsidiaries have instituted, and during the three (3) years prior to the date hereof, have maintained, policies and procedures designed to ensure compliance by the Company and its Subsidiaries with, and to prevent breaches by the Company, its Subsidiaries and their respective directors, officers, employees, agents and other Representatives of, all applicable Anti-Corruption and AML Laws. There are no conditions or circumstances pertaining to the Company, its Subsidiaries or their respective directors, officers, employees, agents and other Representatives’ (acting in their capacities as such) activities, business or operations that would reasonably be expected to give rise to any future Proceedings by any Governmental Authority under Anti-Corruption and AML Laws, in each case which would be material to the Company and its Subsidiaries. There are no pending or, to the Knowledge of the Sellers, threatened material Proceedings by any Governmental Authority against the Company, any of its Subsidiaries or any of its or their respective directors, officers, employees, agents or Representatives (with respect to the actions taken on behalf of and authorized by the Company or its Subsidiaries) (in each case as it solely relates to the Company or any of its Subsidiaries) with respect to any such Anti-Corruption and AML Laws.

Section 4.9 International Trade Matters.

(a) The Company and each of its Subsidiaries, and all of their respective directors, officers, employees, agents and other Representatives, during the five (5) years prior to the date hereof, (i) are not a Sanctioned Person or owned or controlled by a Sanctioned Person, (ii) other than as disclosed in Schedule 4.9(a), have not conducted, directly or indirectly, any material business in any Sanctioned Jurisdiction, and (iii) have not been subject to any material Proceedings or penalties by any Governmental Authority with respect to any potential violation arising under or relating to any Sanctions or any International Trade Control Laws.

(b) The Company and its Subsidiaries and, to the Knowledge of the Sellers, all of their respective directors, officers, employees, agents and other Representatives, are in compliance in all material respects with and, during the five (5) years prior to the date hereof, have complied in all material respects with all Sanctions and International Trade Control Laws applicable to the Company and its Subsidiaries and such directors, officers, employees, agents and other Representatives. The Company and its Subsidiaries have instituted, and during the three (3) years prior to the date hereof, have maintained, policies and procedures designed to ensure compliance by the Company and its Subsidiaries with, and to prevent breaches by the Company, its Subsidiaries and their respective directors, officers, employees, agents and other Representatives of, all applicable Sanctions and International Trade Control Laws, and to ensure that the Company, its Subsidiaries and their respective directors, officers, employees, agents and other Representatives are not engaged in conduct that could subject them to sanctions under the Sanctions and International Trade Control Laws of the United States or any other applicable jurisdiction. There are no conditions or circumstances pertaining to the Company, its Subsidiaries or their respective directors, officers, employees, agents and other Representatives’ (acting in their capacities as such) activities, business or operations that would reasonably be expected to give rise to any future Proceedings under Sanctions and International Trade Control Laws, in each case which would be material to the Company and its Subsidiaries. There are no pending or, to the Knowledge of the Sellers, threatened material Proceedings against the Company, any of its Subsidiaries or any of their respective directors, officers, employees, agents or other Representatives or other Person who performs or has performed services on behalf of the Company or its Subsidiary (in each case as it solely relates to the Company or any of its Subsidiaries) with respect to any Sanctions and International Trade Control Laws.

Section 4.10 Litigation.

(a) (i) There is no Proceeding pending or, to the Knowledge of the Sellers, threatened in writing against the Company or any of its Subsidiaries arising in the Ordinary Course of Business of the Company and which, in the aggregate, will result in Losses to the Company in an amount in excess of $3,000,000, and (ii) there is no other Proceeding (outside of the Ordinary Course of Business of the Company) pending or, to the Knowledge of the Sellers, threatened in writing against the Company or any of its Subsidiaries, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) None of the Company or any of its Subsidiaries are a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.11 Material Contracts.

(a) The Company Reports sets forth all Contracts to which the Company or any of its Subsidiaries is a party that are required to be filed by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (“Company Material Contracts”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Material Contract is valid and binding on the Company or any of its Subsidiaries, as the case may be, and, to the Knowledge of the Sellers, the counterparties thereto, and is in full force and effect. None of the Company or any of its Subsidiaries is in breach of, or default under, any Company Material Contract to which they are a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.12 Title to Tangible Properties and Assets. To the Knowledge of the Sellers:

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the material tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected on consolidated financial statements of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules thereto).

(b) All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on consolidated financial statements included in or incorporated by reference into the consolidated financial statements of the Company, included in or incorporated by reference into the Company Reports or that are otherwise not material to the Company and its Subsidiaries, taken as a whole.

Section 4.13 Intellectual Property. To the Knowledge of the Sellers:

(a) The Company and its Subsidiaries exclusively own all right, title and interest in and to the material registered Intellectual Property, and all applications for registration or issuance of material Intellectual Property, owned or purported to be owned by the Company or any of its Subsidiaries and used in the conduct of their respective businesses (collectively, the “Company Registered IP”) and exclusively own or otherwise duly license, pursuant to a valid license agreement, all other Intellectual Property used in the operation of the Company’s and its Subsidiaries’ respective businesses as currently conducted (collectively, and together with the Company Registered IP, the “Company IP”), free and clear of any and all Encumbrances, other than Company Permitted Encumbrances. The Company and its Subsidiaries possess all material Intellectual Property necessary to conduct the Company’s and its Subsidiaries’ respective businesses as currently conducted. The Company Registered IP and all third-party Intellectual Property licensed to the Company and its Subsidiaries is valid, subsisting and enforceable and has been registered, duly maintained (including payment of relevant fees) and has not been cancelled, abandoned or otherwise terminated, and all other actions required to be made or taken to maintain any such item of Company IP in full force and effect has been made or taken by the applicable deadline, and the registrations and applications are in all other respects being maintained and asserted. The foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Sellers of the Intellectual Property rights of other Persons.

(b) The conduct of the respective businesses of the Company and its Subsidiaries did not, and does not, in any material respect, infringe, misappropriate or otherwise violate or make unlawful use of the rights, in the three (3)-year period prior to the date hereof, related to the Intellectual Property rights of any Person or engaged in unfair competition or trade practices under any Law, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries. No material licenses in respect of any Company IP have been granted to any third Person.

(c) The Company and its Subsidiaries have taken all reasonable steps to maintain the confidentiality of and to otherwise protect and enforce its rights in all Company IP, within the three (3)-year period prior to the date hereof.

(d) All material registration, maintenance, licensing, and renewal fees with regard to Company IP have been duly paid and neither the Company nor any of its Subsidiaries’ has received any written claim within the three (3)-year period prior to the date hereof, which has not since been resolved, challenging the validity of any Company IP material to the Company’s or any of its Subsidiaries’ respective businesses owned by the Company or any of its Subsidiaries.

Section 4.14 Data Privacy; Information Security. To the Knowledge of the Sellers:

(a) The receipt, collection, monitoring, maintenance, creation, transmittal, use, analysis, disclosure, storage, disposal and security of Personal Information by or on behalf of the Company and its Subsidiaries has been performed and is performed in all material respects in compliance with applicable Information Privacy, Security, Data Protection and Anti-Spam Laws in jurisdictions where the Company and its Subsidiaries operate, including any privacy or data security policy or contractual requirements of the Company and its Subsidiaries relating to privacy and security of Personal Information. The Company and its Subsidiaries exclusively own and possess all material right, title and interest in and to the Business Data, free and clear of any and all restrictions of any nature. There has been no material breach of the security of any Company IT Assets or unauthorized access, use or disclosure of Personal Information or other Business Data.

(b) There are no material claims, investigations, Orders or other proceedings relating to Information Privacy, Security, Data Protection and Anti-Spam Laws in respect of the Company and its Subsidiaries, taken as a whole, that have commenced, concluded or of which notice, warrant or other communication have been received alleging and/or enforcing non‑compliance with applicable data protection legislation, or requesting an audit or compliance check in respect thereto, or requiring the Company or its Subsidiaries to undertake an audit or compliance check or to change or delete any data or prohibiting the transfer of data to a third party and there is no existing ground on which such a claim or other proceeding could be based.

Section 4.15 Real Estate.

(a) The Company Reports sets forth all material real estate owned or leased by the Company or its Subsidiaries (collectively, the “Company Properties”). None of the Company or any of its Subsidiaries have other option rights, rights of first refusal or contractual obligations to purchase, or any other legal or equitable right affecting any land and buildings in respect to the Company Properties.

(b) To the Knowledge of the Sellers, there are no lawsuits initiated against ownership status of any Company Property, in each case, leased, used or owned by the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries have paid the rent in accordance with the terms of the subsisting leases concerning the Company Properties.

(d) None of the Company Properties is located in a zone designated as a security or military area.

Section 4.16 Tax Matters.

(a) All applicable Tax Returns (including, but not limited to, those related to Value Added Tax (“VAT”)) required to be filed by or on behalf of the Company or any of its Subsidiaries have been filed, and all such Tax Returns are accurate, correct, complete and not misleading in all material respects. All applicable Taxes (including, but not limited to those related to VAT) due by the Company or any of its Subsidiaries (whether or not shown on any Tax Return or assessed by any Governmental Authority) have been paid in full, except for the ones that are contested and paid with reservation. The Company and its Subsidiaries have withheld or collected all Taxes from payments made to any employee, customer, shareholders, contractor or any other Person from whom the Company or its Subsidiary, as applicable, is or was required to withhold or collect such Taxes and have paid or remitted such withheld or collected amounts to the appropriate Taxing Authorities.

(b) No Encumbrances have been imposed upon or asserted against the Company or any of its Subsidiaries as a result of or in connection with the failure or alleged failure to pay any Tax, except for Company Permitted Encumbrances.

(c) To the Knowledge of the Sellers, neither the Company nor its Subsidiaries currently are or have been the subject of or have been notified of any current or pending audit, administrative or judicial proceedings, or other examination of Taxes by the Taxing Authorities and no such audit, administrative or judicial proceedings, or other examination is being threatened in writing with respect to the Company or any of its Subsidiaries.

(d) Since the date of the Company Reports, neither the Company nor its Subsidiaries (or their Affiliates) have incurred any liability for Taxes arising from extraordinary gains or losses or outside the Ordinary Course of Business.

(e) All transactions with the Sellers or any related party transactions within the meaning of applicable Tax Law to which the Company or any of its Subsidiaries is a party have been and are on arm’s length terms for transfer pricing purposes and have had substance, and any transfer pricing documentation which the Company or any of its Subsidiaries is required to keep under applicable Law has been kept and is available for inspection at the premises of the Company and its Subsidiaries.

(f) The Company and its Subsidiaries have fulfilled all of their obligations with regards to any Tax exemption the Company or its Subsidiaries have applied for or benefited from and have complied with any and all conditions imposed under applicable Law or by any Governmental Authority in connection with any such Tax exemptions. To the extent that the Company or any of its Subsidiaries have used any Tax amnesty available under applicable Law, all applicable conditions and requirements to which the benefit of such amnesty is subject have been duly satisfied, any required payments have been made in full on their due dates, and there are no outstanding payments required to be made by the Company or any of its Subsidiaries in connection with such tax amnesty.

Section 4.17 Transactions with Affiliates. Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, there are no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current director or executive officer of the Company or any of its Subsidiaries or any of the Sellers or their Affiliates, or any Person who has been a director or executive officer of the Company or any of its Subsidiaries since the Applicable Date, or any of his or her immediate family members, or any existing or former holder of five percent (5%) or more of the outstanding Class A Shares and Class B Shares, in the aggregate (each, a “Related Party”), on the other hand. Each material transaction between the Company or any of its Subsidiaries, on the one hand, and a Related Party, on the other hand, has been authorized by all necessary corporate or other action on the part of the Company or such Subsidiary in accordance with applicable Laws.

Section 4.18 Brokers. Other than as has been or will be paid in full by or on behalf of the Company prior to the Closing, the Company has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of the Company’s Subsidiaries.

Section 4.19 Exclusivity of Representations and Warranties. Neither such Seller nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied in connection with this Agreement and the transactions contemplated by this Agreement (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to the Buyer or any of its Subsidiaries or their respective Affiliates in connection with the transactions contemplated by this Agreement, except as expressly set forth in this Article IV, and such Seller hereby disclaims any such other representations or warranties. Without limiting the generality of the foregoing sentence, the Buyer acknowledges and agrees that none of the Sellers, the Company, any of their respective Affiliates nor any other Person shall be subject to any liability to the Buyer or any other Person resulting from the Buyer’s use of, or the use by any of its Affiliates or any other Person of, any other information, unless any such information is expressly and specifically included in a representation or warranty set forth in Article III or Article IV.

Article V
REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER

Except as set forth in the Buyer Reports filed with or furnished to the SEC following the Applicable Date and prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date of this Agreement, and (ii) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements (except to the extent such risk factor section or any other section referenced hereto provides factual information with respect to or related to the Buyer or any of its Subsidiaries)), the Buyer hereby represents and warrants to the Sellers that, as of the date hereof and as of the Closing (or in the case of representations and warranties that speak as of a specified date, as of such specified date), the following statements are true and correct:

Section 5.1 Organization; Good Standing and Qualification; Power and Authority; Enforceability.

(a) Each of the Buyer and the Buyer’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of Kazakhstan and has all necessary power and authority to own, lease and operate its assets and properties and to carry on its business as it is being conducted immediately prior to the date of this Agreement.

(b) Each of the Buyer and the Buyer’s Subsidiaries is duly qualified to do business, and is in good standing (to the extent such concept is recognized in its jurisdiction of organization), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of business makes such qualification necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. Current and complete copies of the Buyer’s Organizational Documents have been filed by the Buyer with the SEC and are available on EDGAR, and such Organizational Documents, each as amended prior to the execution of this Agreement, are in full force and effect. The Organizational Documents of each of the Buyer’s Subsidiaries, each as amended prior to the execution of this Agreement, are in full force and effect.

(c) The Buyer has full legal capacity and full right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject only to (i) the approval of the Buyer Shareholders’ Vote Matters by the Requisite Buyer Vote at the Buyer Shareholders’ Meeting (the “Buyer Shareholders Approval”) and (ii) the approval by the Buyer Board of the acquisition of the Transfer Shares, the increase of the Buyer’s liabilities in accordance with this Agreement as required by items 14) and 16) of Clause 11.2 of the charter of the Buyer and the approval of the Share Pledge as major transaction (the “Buyer Board Approval”). All acts or proceedings required to be taken by the Buyer to authorize the execution and delivery of this Agreement and the performance of the Buyer’s obligations hereunder have been properly taken, subject only to the Buyer Board Approval and the Buyer Shareholders Approval. This Agreement has been duly authorized, executed and delivered by the Buyer and, assuming the due and valid authorization, execution and delivery of this Agreement by the Sellers, this Agreement constitutes legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, subject only to the Buyer Board Approval and the Buyer Shareholders Approval.

Section 5.2 No Conflicts; Required Filings, Approvals and Consents.

(a) The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated by this Agreement do not and will not:

(i) conflict with, constitute or result in a breach of, or a default under, or violate the Organizational Documents of the Buyer or any of its Subsidiaries;

(ii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Buyer or any of its Subsidiaries pursuant to, any Buyer Material Contract or under any Law to which the Buyer or any of its Subsidiaries is subject or by which any of their properties or assets are bound or affected, including, without limitations, Article 8 and Article 11-1 of the Kazakh Banking Law;

(iii) constitute or result in any termination or acceleration in the rights or obligations of any party under any Contract binding upon the Buyer or any of its Subsidiaries, except for general loan agreements; or

(iv) constitute or result in any breach or violation of any of the terms or requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Buyer Permit, or any benefit provided or available under any Buyer Permit that is held by the Buyer or any of its Subsidiaries, or require the notice, consent, waiver, authorization, or approval of, or require the Buyer or any of its Subsidiaries to make any filing, declaration, notice, or registration with, or obtain any authorization or permit from, any Governmental Authority or any other Person;

except, in the case of clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b) Other than a notification of the Agency of the Republic of Kazakhstan for Regulation and Development of the Financial Market within fourteen (14) business days in Kazakhstan (which shall mean days on which banks are open for business in Kazakhstan) from the acquisition of the Transferred Shares and registration of this Agreement with the National Bank of Kazakhstan, the Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority (including, without limitations, any prior permission of the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market pursuant to Article 11-1 of the Kazakh Banking Law) in connection with the execution, delivery and performance by the Buyer of this Agreement or the consummation of the transactions contemplated by this Agreement, except (i) for any filings required to be made under any applicable Antitrust Laws, (ii) Specified Company Permits, (iii) for such filings as may be required by any applicable securities or “blue sky” Laws, or (iv) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.3 [Reserved].

Section 5.4 Buyer Reports; Financial Statements; Internal Controls.

(a) The Buyer has filed, on a timely basis (other than immaterial delays in the filing of ordinary course Form 6-Ks), all forms, statements, certifications, reports and documents required to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act and the rules and regulations promulgated thereunder since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Buyer Reports”). As of their respective dates (or, if amended, as of the date of such amendment), the Buyer Reports complied with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Kazakhstani securities Laws and did not, and any Buyer Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, the Buyer is a “foreign private issuer” as such term is defined under the Exchange Act.

(b) The Buyer is in compliance in all material respects (i) with the corporate governance rules under applicable Laws, (ii) with the listing and corporate governance rules and regulations of NASDAQ, except where the Buyer opted to comply with its home jurisdiction principles as permitted by such rules and regulations of NASDAQ and (iii) where the Company opted so, with the corporate governance rules of its home jurisdiction.

(c) There are no outstanding unresolved comments with respect to any of the Buyer Reports received by the Buyer in any written communication from the SEC. There are no pending (i) formal investigations of the Buyer by the SEC or (ii) inspections of an audit of the Buyer’s financial statements by the Public Company Accounting Oversight Board or other similar accounting board.

(d) The Buyer maintained disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act as of December 31, 2023, as set forth in the Buyer’s latest Form 20-F. The Buyer maintained internal control over financial reporting (as defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) as of December 31, 2023, as set forth in the Buyer’s latest Form 20-F. The records, systems, controls, data and information of the Buyer and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Buyer or a wholly owned Subsidiary of the Buyer or its accountants.

(e) Each of the consolidated financial statements included in or incorporated by reference into the Buyer Reports (including the related notes and schedules) (i) fairly presents, or, in the case of Buyer Reports filed after the date of this Agreement, will fairly present the consolidated financial position of the Buyer and its consolidated Subsidiaries as of its date (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with IFRS consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and (ii) complied as of its respective date of filing with the SEC in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, as the case may be, with respect thereto.

(f) Prior to the date of this Agreement, neither the Buyer nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Buyer Reports. None of the Buyer or any of its Subsidiaries have outstanding, or have arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g) None of the Buyer or any of its Subsidiaries are a party to, or have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Buyer and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Buyer or any of its Subsidiaries in the Buyer’s or such Subsidiary’s published financial statements or the Buyer Reports.

(h) The transactions entered into the books of the Buyer and its Subsidiaries represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Buyer and its Subsidiaries have been properly recorded therein in all material respects.

Section 5.5 No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Buyer’s consolidated financial statements (and the notes thereto) included in the Buyer Reports filed prior to the date of this Agreement and following the Applicable Date, (ii) incurred in the Ordinary Course of Business, (iii) incurred in connection with this Agreement, (iv) incurred pursuant to Contracts or Buyer Permits binding on the Buyer or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or Buyer Permit), or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Buyer or any of its Subsidiaries, there are no debts, obligations or liabilities of the Buyer or any of its Subsidiaries, whether or not accrued, contingent, matured or otherwise, in each case, that are of a nature required to be reflected on a financial statement prepared in accordance with IFRS.

Section 5.6 Absence of Certain Changes or Events.

(a) Since April 29, 2024, the Buyer and its Subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than in, the Ordinary Course of Business.

(b) Since April 29, 2024, there has not been any Effect that, individually or in the aggregate, has had a Buyer Material Adverse Effect or prevent, materially delay or materially impair the ability of the Buyer to consummate the transactions contemplated hereby.

Section 5.7 Compliance with Laws; Permits.

(a) The businesses of each of the Buyer and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law of the jurisdictions in which the Buyer and its Subsidiaries operate, except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer or any of its Subsidiaries.

(b) No investigation, inspection, interrogation or review by any Governmental Authority with respect to the Buyer or any of its Subsidiaries is pending or threatened since the Applicable Date, and no penalties have been imposed on the Buyer or any of its Subsidiaries by any Governmental Authority since the Applicable Date, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer or any of its Subsidiaries.

(c) Each of the Buyer and its Subsidiaries is in possession of, and is in compliance with, all material permits, licenses, franchises, approvals, certificates, certifications, clearances, consents, waivers, exemptions, variances, orders, registrations or other authorizations of any Governmental Authority necessary for each of the Buyer and its Subsidiaries to own, lease and operate their respective properties and to carry on their respective businesses as currently conducted (the “Buyer Permits”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer or any of its Subsidiaries. No Buyer Permits shall cease to be effective, become revocable or be terminated as a result of the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(d) None of the Buyer or any of its Subsidiaries are, or have been, party to any contract or course of conduct which is, to the Knowledge of the Buyer, in contravention or breach of any applicable Antitrust Laws.

Section 5.8 Anti-Corruption; Anti-Money Laundering. The Buyer, its Subsidiaries and their respective Representatives (with respect to the actions taken on behalf of and authorized by the Buyer or its Subsidiaries) are in compliance in all material respects with and, during the five (5) years prior to the date hereof, have complied in all material respects with the Anti-Corruption and AML Laws applicable to the Buyer and its Subsidiaries. The Buyer and its Subsidiaries have instituted, and during the three (3) years prior to the date hereof, have maintained, policies and procedures designed to ensure compliance by the Buyer and its Subsidiaries with, and to prevent breaches by the Buyer, its Subsidiaries and their respective directors, officers, employees, agents and other Representatives of, all applicable Anti-Corruption and AML Laws. There are no conditions or circumstances pertaining to the Buyer, its Subsidiaries or their respective directors, officers, employees, agents and other Representatives’ (acting in their capacities as such) activities, business or operations that would reasonably be expected to give rise to any future Proceedings by any Governmental Authority under Anti-Corruption and AML Laws, in each case which would be material to the Buyer and its Subsidiaries. There are no pending or, to the Knowledge of the Buyer, threatened material Proceedings by any Governmental Authority against the Buyer, any of its Subsidiaries or any of their respective directors, officers, employees, agents or Representatives (with respect to the actions taken on behalf of and authorized by the Buyer or its Subsidiaries) (in each case as it solely relates to the Buyer or any of its Subsidiaries) with respect to any such Anti-Corruption and AML Laws.

Section 5.9 International Trade Matters.

(a) The Buyer and each of its Subsidiaries, and, to the Knowledge of the Buyer, all of their respective directors, officers, employees, agents and other Representatives, during the five (5) years prior to the date hereof, (i) are not a Sanctioned Person or owned or controlled by a Sanctioned Person, (ii) other than as disclosed in Schedule 5.9(a), have not conducted, directly or indirectly, any material business in any Sanctioned Jurisdiction, and (iii) have not been subject to any material Proceedings or penalties by any Governmental Authority with respect to any potential violation arising under or relating to any Sanctions or any International Trade Control Laws.

(b) The Buyer and its Subsidiaries and, to the Knowledge of the Buyer, all of their respective directors, officers, employees, agents and other Representatives, are in compliance in all material respects with and, during the five (5) years prior to the date hereof, have complied in all material respects with all Sanctions and International Trade Control Laws applicable to the Buyer and its Subsidiaries and such directors, officers, employees, agents and other Representatives. The Buyer and its Subsidiaries have instituted, and during the five (5) years prior to the date hereof, have maintained, policies and procedures designed to ensure compliance by the Buyer and its Subsidiaries with, and to prevent breaches by the Buyer, its Subsidiaries and their respective directors, officers, employees, agents and other Representatives of, all applicable Sanctions and International Trade Control Laws, and to ensure that the Buyer, its Subsidiaries and their respective directors, officers, employees, agents and other Representatives are not engaged in conduct that could subject them to sanctions under the Sanctions and International Trade Control Laws of the United States or any other applicable jurisdiction. There are no conditions or circumstances pertaining to the Buyer, its Subsidiaries or their respective directors, officers, employees, agents and other Representatives’ (acting in their capacities as such) activities, business or operations that would reasonably be expected to give rise to any future Proceedings under Sanctions and International Trade Control Laws, in each case which would be material to the Buyer and its Subsidiaries. There are no pending or, to the Knowledge of the Buyer, threatened material Proceedings against the Buyer, any of its Subsidiaries or any of their respective directors, officers, employees, agents or other Representatives or other Person who performs or has performed services on behalf of the Buyer or its Subsidiary (in each case as it solely relates to the Buyer or any of its Subsidiaries) with respect to any Sanctions and International Trade Control Laws.

Section 5.10 Litigation.

(a) (i) There is no Proceeding pending or, to the Knowledge of the Buyer, threatened in writing against the Buyer or any of its Subsidiaries arising in the Ordinary Course of Business of the Buyer and which, in the aggregate, will result in Losses to the Buyer in an amount in excess of $3,000,000, and (ii) there is no other Proceeding (outside of the Ordinary Course of Business of the Buyer) pending or, to the Knowledge of the Buyer, threatened in writing against the Buyer or any of its Subsidiaries, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer and its Subsidiaries, taken as a whole.

(b) None of the Buyer or any of its Subsidiaries are a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer and its Subsidiaries, taken as a whole.

Section 5.11 Material Contracts.

(a) The Company Reports sets forth all Contracts to which the Buyer or any of its Subsidiaries is a party that are required to be filed by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (“Buyer Material Contracts”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer and its Subsidiaries, taken as a whole, each Buyer Material Contract is valid and binding on the Buyer or any of its Subsidiaries, as the case may be, and the counterparties thereto, and is in full force and effect. None of the Buyer or any of its Subsidiaries is in breach of, or default under, any Buyer Material Contract to which they are a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.12 Title to Tangible Properties and Assets. To the Knowledge of the Buyer:

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer and its Subsidiaries taken as a whole, each of the Buyer and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the material tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected on consolidated financial statements of the Buyer included in or incorporated by reference into the Buyer Reports (including the related notes and schedules thereto).

(b) All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on consolidated financial statements included in or incorporated by reference into the consolidated financial statements of the Buyer included in or incorporated by reference into the Buyer Reports or that are otherwise not material to the Buyer and its Subsidiaries, taken as a whole.

Section 5.13 Intellectual Property. To the Knowledge of the Buyer:

(a) The Buyer and its Subsidiaries exclusively own all right, title and interest in and to the material registered Intellectual Property, and all applications for registration or issuance of material Intellectual Property, owned or purported to be owned by the Buyer or any of its Subsidiaries and used in the conduct of their respective businesses (collectively, the “Buyer Registered IP”) and exclusively own or otherwise duly license, pursuant to a valid license agreement, all other Intellectual Property used in the operation of the Buyer’s and its Subsidiaries’ respective businesses as currently conducted (collectively, and together with the Buyer Registered IP, the “Buyer IP”), free and clear of any and all Encumbrances, other than Buyer Permitted Encumbrances. The Buyer and its Subsidiaries possess all material Intellectual Property necessary to conduct the Buyer’s and its Subsidiaries’ respective businesses as currently conducted. The Buyer Registered IP and all third-party Intellectual Property licensed to the Buyer and its Subsidiaries is valid, subsisting and enforceable and has been registered, duly maintained (including payment of relevant fees) and has not been cancelled, abandoned or otherwise terminated, and all other actions required to be made or taken to maintain any such item of Buyer IP in full force and effect has been made or taken by the applicable deadline, and the registrations and applications are in all other respects being maintained and asserted. The foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Buyer of the Intellectual Property rights of other Persons.

(b) The conduct of the respective businesses of the Buyer and its Subsidiaries did not, and does not, in any material respect, infringe, misappropriate or otherwise violate or make unlawful use of the rights, in the three (3)-year period prior to the date hereof, related to the Intellectual Property rights of any Person or engaged in unfair competition or trade practices under any Law, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Buyer or any of its Subsidiaries. No material licenses in respect of any Buyer IP have been granted to any third Person.

(c) The Buyer and its Subsidiaries have taken all reasonable steps to maintain the confidentiality of and to otherwise protect and enforce its rights in all Buyer IP, within the three (3)-year period prior to the date hereof.

(d) All material registration, maintenance, licensing, and renewal fees with regard to Buyer IP have been duly paid and neither the Buyer nor any of its Subsidiaries’ has received any written claim within the three (3)-year period prior to the date hereof, which has not since been resolved, challenging the validity of any Buyer IP material to the Buyer’s or any of its Subsidiaries’ respective businesses owned by the Buyer or any of its Subsidiaries.

Section 5.14 Data Privacy; Information Security. To the Knowledge of the Buyer:

(a) The receipt, collection, monitoring, maintenance, creation, transmittal, use, analysis, disclosure, storage, disposal and security of Personal Information by or on behalf of the Buyer and its Subsidiaries has been performed and is performed in all material respects in compliance with applicable Information Privacy, Security, Data Protection and Anti-Spam Laws in jurisdictions where the Buyer and its Subsidiaries operate, including any privacy or data security policy or contractual requirements of the Buyer and its Subsidiaries relating to privacy and security of Personal Information. The Buyer and its Subsidiaries exclusively own and possess all material right, title and interest in and to the Business Data, free and clear of any and all restrictions of any nature. There has been no material breach of the security of any Buyer IT Assets or unauthorized access, use or disclosure of Personal Information or other Business Data.

(b) There are no material claims, investigations, Orders or other proceedings relating to Information Privacy, Security, Data Protection and Anti-Spam Laws in respect of the Buyer and its Subsidiaries, taken as a whole, that have commenced, concluded or of which notice, warrant or other communication have been received alleging and/or enforcing non‑compliance with applicable data protection legislation, or requesting an audit or compliance check in respect thereto, or requiring the Buyer or its Subsidiaries to undertake an audit or compliance check or to change or delete any data or prohibiting the transfer of data to a third party and there is no existing ground on which such a claim or other proceeding could be based.

Section 5.15 Real Estate.

(a) The Buyer Reports sets forth all material real estate owned or leased by the Buyer or its Subsidiaries (collectively the “Buyer Properties”). None of the Buyer or any of its Subsidiaries have other option rights, rights of first refusal or contractual obligations to purchase, or any other legal or equitable right affecting any land and buildings in respect to the Buyer Properties.

(b) There are no lawsuits initiated against ownership status of any Buyer Property, in each case, leased, used or owned by the Buyer or any of its Subsidiaries.

(c) The Buyer and each of its Subsidiaries have paid the rent in accordance with the terms of the subsisting leases concerning the Buyer Properties.

(d) None of the Buyer Properties is located in a zone designated as a security or military area.

Section 5.16 Tax Matters.

(a) All applicable Tax Returns (including, but not limited to, those related to VAT) required to be filed by or on behalf of the Buyer or any of its Subsidiaries have been filed, and all such Tax Returns are accurate, correct, complete and not misleading in all material respects. All applicable Taxes (including, but not limited to those related to VAT) due by the Buyer or any of its Subsidiaries (whether or not shown on any Tax Return or assessed by any Governmental Authority) have been paid in full, except for the ones that are contested and paid with reservation. The Buyer and its Subsidiaries have withheld or collected all Taxes from payments made to any employee, customer, shareholders, contractor or any other Person from whom the Buyer or its Subsidiary, as applicable, is or was required to withhold or collect such Taxes and have paid or remitted such withheld or collected amounts to the appropriate Taxing Authorities.

(b) No Encumbrances have been imposed upon or asserted against the Buyer or any of its Subsidiaries as a result of or in connection with the failure or alleged failure to pay any Tax, except for Buyer Permitted Encumbrances.

(c) To the Knowledge of the Buyer, neither the Buyer nor its Subsidiaries currently are or have been the subject of or have been notified of any current or pending audit,

administrative or judicial proceedings, or other examination of Taxes by the Taxing Authorities and no such audit, administrative or judicial proceedings, or other examination is being threatened in writing with respect to the Buyer or any of its Subsidiaries.

(d) Since the date of the Buyer Reports, neither the Buyer nor its Subsidiaries (or their Affiliates) have incurred any liability for Taxes arising from extraordinary gains or losses or outside the Ordinary Course of Business.

(e) Any related party transactions within the meaning of applicable Tax Law to which the Buyer or any of its Subsidiaries is a party have been and are on arm’s length terms for transfer pricing purposes and have had substance, and any transfer pricing documentation which the Buyer or any of its Subsidiaries is required to keep under applicable Law has been kept and is available for inspection at the premises of the Buyer and its Subsidiaries.

(f) The Buyer and its Subsidiaries have fulfilled all of their obligations with regards to any Tax exemption the Buyer or its Subsidiaries have applied for or benefited from and have complied with any and all conditions imposed under applicable Law or by any Governmental Authority in connection with any such Tax exemptions. To the extent that the Buyer or any of its Subsidiaries have used any Tax amnesty available under applicable Law, all applicable conditions and requirements to which the benefit of such amnesty is subject have been duly satisfied, any required payments have been made in full on their due dates, and there are no outstanding payments required to be made by the Buyer or any of its Subsidiaries in connection with such tax amnesty.

Section 5.17 Transactions with Affiliates. Except for indemnification, compensation, employment or other similar arrangements between the Buyer or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, there are no material transactions, agreements, arrangements or understandings between the Buyer or any of its Subsidiaries, on the one hand, and any current director or executive officer of the Buyer or any of its Subsidiaries, or any Person who has been a director or executive officer of the Buyer or any of its Subsidiaries since the Applicable Date, or any of his or her immediate family members, or any existing or former holder of five percent (5%) or more of the outstanding ordinary shares in the aggregate (each, a “Related Party”), on the other hand. Each material transaction between the Buyer or any of its Subsidiaries, on the one hand, and a Related Party, on the other hand, has been authorized by all necessary corporate or other action on the part of the Buyer or such Subsidiary in accordance with applicable Laws.

Section 5.18 Investment Representation. The Buyer is acquiring the Transferred Shares pursuant hereto for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Transferred Shares in a manner that would violate the registration requirements of the Securities Act. The Buyer agrees that the Transferred Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Buyer is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act and acknowledges that the Transferred Shares that Buyer receives hereunder shall be received only on behalf of itself and its Affiliate assignees and not for the account or benefit of any other person or entity.

Section 5.19 Brokers. Other than as has been or will be paid in full by the Buyer prior to the Closing, the Buyer has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer or any of the Buyer’s Subsidiaries.

Section 5.20 Available Funds. The Buyer will have, (a) at the Closing, cash on hand or existing credit facilities of immediately available funds sufficient to enable it to consummate the transactions contemplated by this Agreement (including the Closing Cash Consideration) and satisfy all of its obligations under this Agreement at the Closing and (b) at the Deferred Cash Consideration Payment Date, cash on hand or existing credit facilities of immediately available funds sufficient to consummate the transactions contemplated by this Agreement (including the Deferred Cash Consideration) and satisfy all of its obligations under this Agreement at the Deferred Cash Consideration Payment Date.

Section 5.21 Exclusivity of Representations and Warranties. Neither the Buyer nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied in connection with this Agreement and the transactions contemplated by this Agreement (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to the Sellers or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, except as expressly set forth in this Article V, and the Buyer hereby disclaims any such other representations or warranties. Without limiting the generality of the foregoing sentence, the Sellers acknowledge and agree that none of the Buyer or its Affiliates nor any other Person shall be subject to any liability to the Sellers or any other Person resulting from the Sellers’ use of, or the use by any of its Affiliates or any other Person of, any other information, unless any such information is expressly and specifically included in a representation or warranty set forth in this Article V.

Article VI
COVENANTS

Section 6.1 Conduct of Business Prior to the Closing. Each Seller shall use its respective reasonable best efforts to authorize or consent to, solely in its capacity as a shareholder of the Company and solely to the extent that such Seller has the right, to authorize or consent to, the Company and its Subsidiaries to, after the date of this Agreement and prior to the Closing, subject to Section 10.12 and except as, and to the extent that, otherwise (i) expressly permitted, required or contemplated by this Agreement, the Transaction Documents or any Organizational Document of the Company, (ii) required by applicable Law or (iii) required by Health and Safety Measures, any of the following, in each case, solely with respect to the Company and its Subsidiaries (clauses (i) through (iii), collectively, the “Interim Period Exceptions”), use their respective reasonable best efforts to (A) conduct its business and that of its Subsidiaries’ in all material respects in the Ordinary Course of Business and, to the extent consistent therewith, (B) preserve their business organizations substantially intact, including their Company Material Contracts and other material assets, and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates with which the Company has material business dealings in connection with, in each case, solely with respect to the Company’s business; provided, that nothing set forth in this clause (B) shall restrict the Company or its Subsidiaries from making changes to its vendors, suppliers or distributors in the Ordinary Course of Business except as expressly set forth in this Agreement.

Section 6.2 Further Assurances; Closing Conditions. Subject to the limitations otherwise set forth in this Agreement, during the Interim Period, the Sellers and the Buyer shall (a) execute and deliver, or cause to be executed and delivered, as promptly as practicable such additional instruments and other documents and shall take such further actions as may be reasonably requested by the Sellers or the Buyer, as applicable, as necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby and (b) use their reasonable best efforts to cause the conditions set forth in Article VII to be satisfied and to otherwise take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties and their Representatives in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. The Buyer shall, or shall cause its applicable Subsidiaries or Affiliates to, execute and deliver to the Sellers, at or prior to the Closing, each of the Transaction Documents to which it is or will be a party as of the time of this Agreement. Each of the Sellers shall, or shall cause their respective applicable Affiliates to, execute and deliver, at or prior to the Closing, each of the Transaction Documents to which each is or will be a party as of the time of this Agreement.

Section 6.3 Regulatory Filings.

(a) During the Interim Period, each of the Sellers and the Buyer shall, and shall cause their respective Affiliates to, (i) cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the consummation of the transactions contemplated by this Agreement; (ii) make all necessary filings with respect to the consummation of the transactions contemplated by this Agreement required under any applicable Law, and any other required filings, notices, applications or other submissions required pursuant to any applicable Law; (iii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders advisable or required to be obtained by the Buyer, the Sellers, the Company or any of their respective Affiliates or Subsidiaries as promptly as reasonably practicable, including under any applicable Law; (iv) as promptly as reasonably practicable, make any other required or advisable registrations, declarations, submissions and filings with respect to the transactions contemplated by this Agreement required under any applicable Law; and (v) execute and deliver any additional instruments to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, the Buyer shall, as promptly as practicable and in any event prior to the End Date, obtain the registration of this Agreement with the National Bank of Kazakhstan (and any other Kazakhstan currency control requirements as may be applicable to this Agreement) and obtain an evidence of the National Bank of Kazakhstan assigning a record registration number to this Agreement in accordance with the applicable Law, either in the form of a stamp on the copy of this Agreement or in other form acceptable to the Sellers. The Buyer shall notify the Agency of the Republic of Kazakhstan for Regulation and Development of the Financial Market within fourteen (14) business days in Kazakhstan (which shall mean days on which banks are open for business in Kazakhstan) from the acquisition of the Transferred Shares.

(b) In furtherance, and not in limitation, of the foregoing, the Sellers and the Buyer shall, and shall cause their respective Affiliates to, (i) furnish to the other Parties as promptly as reasonably practicable all information required for any application or other filing to be made by the other Parties pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (ii) promptly notify the other Parties of the making or commencement of any request or proceeding by or before any Governmental Authority, any communication between that Party and any applicable Governmental Authority and of any communication received or given in connection with any claim, action, litigation, proceeding or demand by a private party, in each case regarding the transactions contemplated by this Agreement (including any communication relating to any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)); and (iii) keep the other Parties informed as to the status of any such request, proceeding or communications. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials to be provided, or made available, to the other Parties in writing or orally in discussions, emails, phone calls or meetings or otherwise under this Section 6.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials, provided that materials provided pursuant to this Section 6.3(b) may be redacted (x) to remove references concerning the valuation of the Company or any of its Subsidiaries, (y) as necessary to comply with contractual obligations, and (z) as necessary to address reasonable privilege concerns. In addition, to the extent reasonably practicable and acceptable to the Governmental Authority, all discussions, telephone calls, and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement shall include Representatives of both the Buyer (on the one hand) and the Sellers (on the other hand), unless the Buyer (on the one hand) and the Sellers (on the other hand) mutually agree otherwise. Subject to applicable Law, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement by or on behalf of any Party.

(c) The Buyer and the Sellers shall jointly control the strategy for obtaining any consents, approvals, waivers, Company Permits and other authorizations from all Governmental Authorities in connection with the transactions contemplated by this Agreement and, subject to applicable Laws relating to the exchange of information, shall consider in good faith the views of the other and conduct all matters, including all correspondence, with any Governmental Authority consistent with their respective obligations hereunder. In exercising the foregoing rights, each Party shall use its reasonable best efforts to keep the other Parties informed with respect to all filings made under this Section 6.3 and material developments related thereto. The Buyer and the Sellers shall use their reasonable best efforts to jointly submit the application for approval by the

Turkish Competition Board and the Specified Company Permits pursuant to this Section 6.3, together with all required documentation, data, information and a petition to maintain confidentiality of the application to the extent permitted by the applicable Law, to the relevant Governmental Authorities, within fifteen (15) Business Days from the date hereof and in no event later than forty-five (45) Business Days from the date hereof unless extended by written agreement of the Buyer and the Sellers.

(d) Notwithstanding anything to the contrary in this Agreement, in no event shall the Buyer or its Affiliates be required to (i) defend or contest through litigation on the merits any claim asserted in court or in another tribunal by any party in order to avoid entry of, or to have vacated or terminated, any order, writ, judgment, injunction, decree, ruling, stipulation, directive, assessment, subpoena, verdict, determination or award issued, promulgated or entered, by or with any Governmental Authority (whether temporary, preliminary or permanent) that would prevent the Closing; (ii) propose, negotiate, commit to, or effect, by consent decree, hold-separate orders or otherwise, the sale, divestiture, license or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement; (iii) terminate, modify, transfer or take any other action with respect to any existing relationships or contractual rights and obligations of the Buyer or any of its Affiliates; or (iv) in the event that any permanent or preliminary injunction or other Order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated by this Agreement unlawful or that would prevent or delay consummation of those transactions, appeal such an order, post a bond or take any of the steps contemplated by clauses (i) – (iii) of this Section 6.3(d) necessary to vacate, modify or suspend such injunction or Order; provided that the Buyer shall, and shall cause its Affiliates to, conduct any actions contemplated by clauses (i) – (iii) of this Section 6.3(d) that would not reasonably expected to be material to the Buyer and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole (any such actions contemplated in this Section 6.3(d), but subject to the proviso contemplated in this Section 6.3(d), a “Burdensome Condition”).

(e) Whether or not the Closing occurs, each Party shall bear its own expenses for counsel fees relating to filings or other matters required under any applicable Law and shall be responsible for its respective out-of-pocket fees and expenses in responding to any request for information in connection with obtaining any authorization, consent or approval of any Governmental Authority with respect to the transactions contemplated by this Agreement.

(f) During the Interim Period, none of the Sellers or the Buyer shall, and each of the Sellers and the Buyer shall cause its respective Affiliates not to, do anything, including entering into any Competitive Transaction or making any filing under any applicable Law in connection with such transaction, that would reasonably be expected to prevent or delay any filings or approvals required for the consummation of the transactions contemplated by this Agreement under any applicable Law.

(g) The Sellers and the Buyer shall use their respective best efforts to deliver all documents, materials and information that are necessary to consummate the transactions pursuant to the procedures set forth in items 1 and 2 of Exhibit E, following the satisfaction of the conditions set forth in Section 7.1(b) (Governmental Approvals).

Section 6.4 Acquisition Proposals.

(a) No Solicitation. Except as expressly permitted by this Section 6.4 and applicable Law and subject to Section 10.12, each Seller, solely in its capacity as a shareholder of the Company, shall not, directly or indirectly:

(i) initiate, solicit, propose, encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 6.4 prohibit such discussions);

(iii) provide any nonpublic information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, provided that nothing in this Section 6.4 is intended to or shall limit or affect any actions taken by any Seller in its capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company’s shareholders.

(b) Notice of Acquisition Proposals. Each Seller, solely in its capacity as a shareholder of the Company, shall as promptly as practicable give notice to the Buyer if (i) any written inquiries, proposals or offers with respect to an Acquisition Proposal are received by such Seller solely in its capacity as a shareholder of the Company, (ii) any non-public information is requested from such Seller in connection with any Acquisition Proposal from, or (iii) to the Knowledge of such Seller, any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated with such Seller or any of such Seller’s Representatives (acting on behalf of and at the direction of such Seller in its capacity as a shareholder of the Company), setting forth in such notice, to the extent permitted by Law, the name of such Person and the material terms and conditions of such inquiries, proposals or offers, and thereafter shall keep the Buyer reasonably informed of the status and material change in proposed terms of any such inquiries, proposals or offers and the status of any such discussions or negotiations.

(c) Certain Permitted Disclosure. Nothing contained in this Section 6.4 shall prohibit the Sellers from (i) complying with their respective disclosure obligations under applicable Law with regard to an Acquisition Proposal or (ii) making any disclosure to the Company’s shareholders, in each case, if the Sellers or the Company Board determine in good faith (after consultation with and receiving advice of their respective outside legal counsel) that the failure to do so would violate the Sellers’ fiduciary duties or other duties under applicable Law.

Section 6.5 Existing Discussions. The Sellers, solely in their capacity as shareholders of the Company, shall immediately cease, and cause to be terminated, any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Section 6.6 Buyer’s Corporate Approval. The Buyer shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Buyer Shareholders’ Meeting as promptly as practicable after the date hereof to secure the Requisite Buyer Vote and shall not postpone or adjourn such meeting except to the extent required by Law. The Buyer shall otherwise comply with the notice requirements applicable to the Buyer in respect of the Buyer Shareholders’ Meeting pursuant to applicable Law and its Organizational Documents. The Buyer shall cause the Buyer Board to (i) formulate the resolutions for such Buyer Shareholder’s Meeting in the form of the agenda of the Buyer Shareholder’s Meeting, and (ii) adopt the Buyer Board Approval. No such resolutions or written consents regarding the Buyer Shareholders Approval or the Buyer Board Approval shall be altered, amended, modified or rescinded, except as may be required to give effect to this Agreement.

Section 6.7 General Assembly Meeting. Promptly following the later of (a) the receipt of the final regulatory approvals required under this Agreement and (b) satisfaction of the condition set forth in Section 7.2(f), the Sellers shall cause the Company to provide a notice to its shareholders of a general assembly meeting (the “General Assembly Meeting”) to elect new directors of the Company Board and amend the Articles of Association and HVDB shall attend the General Assembly Meeting in her capacity as the Chair of the Company Board. The Buyer shall provide the Sellers with the names, curriculum vitaes and duly signed duty acceptance declarations (görev kabul beyanı) of the Company Board members to be appointed prior to the adoption of the Company Board resolutions calling for the General Assembly Meeting. The Buyer shall release HVDB and the members of the Company Board who serve until the General Assembly Meeting from liability pursuant to Article 409/1 of the Turkish Commercial Code, at the 2024 annual general assembly meeting (which, for the avoidance of doubt, will be held in 2025).

Section 6.8 Notice of Developments. During the Interim Period, the Sellers shall, to the extent permitted by applicable Law, disclose to the Buyer in writing as promptly as reasonably practicable upon becoming aware of any material change or circumstance that has caused or is reasonably likely to cause a failure by the Sellers to satisfy any condition in Article VII; provided that the delivery of any notice pursuant to this Section 6.8 shall not (i) cure any breach of, or non-compliance with, any provision of this Agreement, (ii) limit or otherwise affect the remedies available hereunder to the Buyer, or (iii) in any way affect the representations or warranties of, or the conditions to the obligations of, the Parties.

Section 6.9 SEC Filings, Exchange Filings and Public Disclosure. The Buyer shall make all necessary filings with respect to the transactions contemplated by this Agreement under the SEC rules and regulations, shall provide the Sellers with a reasonable opportunity to comment on drafts of any such filings and shall consider such comments in good faith, and the Sellers shall reasonably cooperate in connection therewith.

Section 6.10 Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release and thereafter the Sellers and the Buyer shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Parties, prior to issuing any press releases or otherwise making planned public statements with respect to the transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Authority (including any national securities exchange) with respect thereto, except (i) as reasonably necessary to comply with applicable Law, (ii) by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or (iii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law.

Section 6.11 Further Assurances. Subject to the limitations otherwise set forth in this Agreement, from and after the Closing, the Buyer and the Sellers shall, and shall cause their respective Subsidiaries and Affiliates, as applicable, to, execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all such further documents, instruments, conveyances and assurances and shall take, or cause to be taken, all such further actions as shall be reasonably necessary to effect, consummate, confirm or evidence the sale and transfer to the Buyer of the Transferred Shares. The Buyer and the Sellers shall, and shall cause their respective Subsidiaries and Affiliates, as applicable, to execute and deliver such further instruments and take such additional actions as the other Parties may reasonably request to effect, consummate, confirm or evidence the transactions contemplated by this Agreement.

Section 6.12 Tax Matters. Any and all stamp Taxes, if any, incurred in connection with the consummation of the transactions contemplated hereby (all including penalties, interest and other charges with respect thereto) shall be borne 50% by the Sellers on the one hand and 50% by the Buyer on the other hand, and the Sellers and the Buyer shall cooperate with one another in promptly making any filings in connection with any such stamp Taxes, if any, and remitting such stamp Taxes, if any, to Taxing Authorities. For the avoidance of doubt, any Transfer Taxes imposed in connection with the sale of the Transferred Shares in accordance with this Agreement shall be borne by the sellers.

Section 6.13 Cash Consideration.

(a) All Cash Consideration paid by the Buyer shall be made in funds that are not derived, directly or indirectly, from activities that are or would reasonably be expected to be in violation of Anti-Corruption and AML Laws, Sanctions or International Trade Control Laws, applicable to the Buyer and its Subsidiaries, and no Cash Consideration paid by the Buyer would reasonably be expected to cause the Seller to be in violation of Anti-Corruption Laws and AML Laws, Sanctions or International Trade Control Laws applicable to the Seller if Seller were to accept such Cash Consideration. No Cash Consideration will be paid from any Russian bank.

(b) The Buyer shall, and shall cause its Subsidiaries to, take all actions reasonable necessary to pay the Deferred Cash Consideration to the Sellers in accordance with Section 2.3(a)(ii) no later than the Deferred Cash Consideration Payment Date.

Article VII
CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligations of the Sellers and the Buyer. The obligations of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions at or prior to the Closing, any or all of which may, to the extent permitted by applicable Law, be waived in whole or in part in writing by the Buyer or the Sellers, as applicable:

(a) No Legal Prohibition or Adverse Proceeding. No Proceeding, Law or Order shall be pending, exist, be enacted, promulgated, issued or entered by any Governmental Authority which would prevent the performance by a Party of this Agreement in any material respects, prohibit the consummation by a Party of the transactions contemplated by this Agreement, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded, and no Proceeding brought by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement shall be pending or threatened.

(b) Governmental Approvals. All approvals of Governmental Authorities required for the consummation by the Parties of the transactions contemplated by this Agreement shall have been obtained and be effective without the imposition of a Burdensome Condition, including:

(i) Approvals under Turkish Antitrust Laws. All approvals required for the consummation by the Parties of the transactions contemplated by this Agreement under applicable Turkish Antitrust Laws shall have been obtained and be effective. For the avoidance of doubt, such approvals under Turkish Antitrust Laws shall be deemed satisfied upon the earlier of:

(A) receipt of the short form decision (without having to wait for the issuance of the reasoned decision) with the express permission of the Turkish Competition Board for the transfer of the Transferred Shares to the Buyer; or

(B) failure to receive a response or other form of communication from the Turkish Competition Board thirty (30) days after the date of notification of transfer of the Transferred Shares to the Buyer, in which case approval shall be deemed to have been granted.

(ii) Turkish Central Bank Approvals. All approvals required from CBRT for the consummation by the Parties of the transactions contemplated by this Agreement under applicable Laws shall have been obtained and be effective.

(iii) Banking Regulation and Supervision Agency Approvals. All approvals required from BRSA for the consummation by the Parties of the transactions contemplated by this Agreement under applicable Laws shall have been obtained and be effective.

(iv) Information Technologies and Communication Authority Approvals. All approvals required from ITCA for the consummation by the Parties of the transactions contemplated by this Agreement under applicable Laws shall have been obtained and be effective.

Section 7.2 Conditions to the Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions at or prior to the Closing, any or all of which may, to the extent permitted by applicable Law, be waived in whole or in part in writing by the Buyer:

(a) Accuracy of Representations and Warranties.

(i) The Fundamental Representations regarding the Sellers and regarding the Company shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as though made as of the Closing (except for representations and warranties that speak as of a specified date, which representations and warranties shall continue as of the Closing to be true and correct in all but de minimis respects as of such specified date).

(ii) All other representations and warranties regarding the Sellers set forth in Article III and regarding the Company set forth in Article IV shall be true and correct (without regard to any qualifications as to Material Adverse Effect, materiality or similar qualifications contained in such representations and warranties (other than any dollar amounts or dollar thresholds referenced therein)) as of the date hereof and as of the Closing as though made as of the Closing, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect (for purposes of the representations and warranties regarding the Sellers set forth in Article III) or Material Adverse Effect (for purposes of the representations and warranties regarding the Company set forth in Article IV), as applicable (except for representations and warranties that speak as of a specified date, which representations and warranties shall continue as of the Closing to be true and correct (without regard to any qualifications as to Material Adverse Effect, materiality or similar qualifications contained in such representations and warranties (other than any dollar amounts or dollar thresholds referenced therein)) as of such specified date, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect (for purposes of the representations and warranties regarding the Sellers set forth in Article III) or Material Adverse Effect (for purposes of the representations and warranties regarding the Company set forth in Article IV), as applicable).

(b) Compliance with Obligations. The Sellers shall have performed and complied in all material respects with all of the obligations required under Section 6.1 and under Section 7.2 (and specifically including under Section 7.2(c)) to be performed by the Sellers under this Agreement at or prior to the Closing.

(c) Notice of Transaction to Turkcommerce B.V. The Sellers shall have provided to Turkcommerce B.V. notice of the transactions contemplated by this Agreement, pursuant to the Shareholders’ Agreement.

(d) Except for the Interim Period Exceptions, the following actions shall not have been taken from the date of this Agreement and prior to the Closing, in each case, solely with respect to the Company (provided that, no Seller shall be required to provide any information or execute or deliver, or cause to be executed or delivered, any additional instruments and other documents (other than as required under Section 7.2(e)(i)) in connection with this Section 7.2(c)):

(i) authorizing or effecting any amendment to or changing the Organizational Documents, other than to correct scrivener’s errors or to effect other immaterial or ministerial amendments;

(ii) merger or consolidation of the Company or any of its material Subsidiaries with any other Person, or restructuring, consolidating, recapitalizing, reorganizing or completely or partially liquidating, dissolving or otherwise entering into any agreements or arrangements imposing material changes or restrictions on the Company’s assets, operations or businesses;

(iii) acquiring, directly or indirectly (including by merger, consolidation, operation of law, or acquisition of shares, other equity interests or assets or any other business combination), any Person or any division, business, assets or properties of any other Person or make any investment in any other Person, in each case, with a fair market value or purchase price in excess of $30,000,000 in the aggregate in any transaction or series of related transactions, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, other than acquisitions of inventory or other goods in the Ordinary Course of Business;

(iv) other than in the Ordinary Course of Business, issuing, selling, pledging, disposing of or authorizing the issuance, sale, pledge, disposal of, or otherwise entering into any Contract or understanding with respect to the voting of, any shares of the Company’s capital stock or of any of its Subsidiaries or any rights, warrants or options to acquire any such shares, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) making of any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries (including intercompany debt arrangements and intercompany pledge arrangements for cash management purposes, and transactions pursuant to cash pooling arrangements)) in excess of $30,000,000 in the aggregate (excluding advances of expenses to employees in the Ordinary Course of Business);

(vi) declaring, setting aside, making or paying of any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of the Company);

(vii) reclassifying, splitting, combining, subdividing or redeeming, purchasing or otherwise acquiring, directly or indirectly, any of the Company’s capital stock or securities convertible into, or exchangeable or exercisable for any shares of Company’s capital stock;

(viii) incurring any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) in excess of $30,000,000 in the aggregate (other than in the Ordinary Course of Business);

(ix) cancelling, modifying or waiving any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess $30,000,000 in the aggregate;

(x) other than in the Ordinary Course of Business, settling, paying, discharging or satisfying any Proceeding for an amount in excess of $30,000,000 in the aggregate or any obligation or liability of the Company in excess of such amount;

(xi) making any material changes with respect to accounting policies or procedures, except as required by changes in IFRS (or any interpretation thereof) or applicable Law;

(xii) making, changing or revoking any material Tax election, changing an annual Tax accounting period, adopting or changing any material Tax accounting method, filing any amended material Tax Return, entering into any closing agreement with respect to material Taxes, settling any material Tax claim, audit, assessment or dispute, surrendering any right to claim a refund of a material amount of Taxes, or agreeing to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax (other than with respect to automatic or automatically granted extensions or customary filing extensions applied in the Ordinary Course of Business), or taking any extraordinary action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of the Buyer or its Affiliates (other than an increase in the Tax liability directly attributable to increased revenues or profitability of the Company);

(xiii) transferring, selling, leasing, divesting, cancelling or otherwise disposing of, or permitting or suffering to exist the creation of any Encumbrance (other than Company Permitted Encumbrances) upon, any assets (tangible or intangible), product lines or businesses of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries, other than (A) in the Ordinary Course of Business, (B) sales of obsolete assets and (C) sales, leases, licenses or other dispositions of tangible assets (not including services) with a fair market value not in excess of $30,000,000 in the aggregate; or

(xiv) agreeing, authorizing or committing to do any of the foregoing.

(e) Sellers’ Deliveries. The Sellers shall have delivered, or caused to be delivered, to the Buyer each of the following:

(i) a certificate, executed by the Sellers (in their capacity as such), dated as of the Closing Date, certifying that the preconditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied;

(ii) share certificates, representing the Transferred Shares, duly endorsed by the relevant Seller for transfer to the Buyer, in each case, transferring and conveying to the Buyer title to the Transferred Shares, as owner, free and clear of all Encumbrances;

(iii) resolution of the Company Board duly adopted, with the required majority, in accordance with the Articles of Association and the Turkish Commercial Code calling for a general assembly meeting of the Company, to be held in accordance with this Agreement, to (1) accept the resignation of the members of the Company Board appointed by the Sellers, except for HVDB, if applicable, (2) replace the Board of Directors, and (3) amend the Articles of Association, and all other documents required for effectively convening such general assembly meeting;

(iv) written resignations, to take effect from Closing, of the Company Board members appointed by the Sellers (except HVDB, whose resignation will take effect immediately following the General Assembly Meeting) and of the boards of directors of each of the Company’s Subsidiaries, if applicable, such resignation to be accompanied by a waiver of any rights or claims that the resigning board member may have against the Company and its Subsidiaries as of the Closing Date by reason of and in connection with their past office as members of the Company Board and boards of its Subsidiaries, if applicable; except for any rights to indemnification or exculpation (and the advancement of expenses relating thereto) existing as of the date of this Agreement in favor of such resigning board member as provided in their respective organizational documents or indemnification agreement;

(v) power of attorneys, if required, duly obtained by the Company or by the Company’s Subsidiary, if applicable, naming the person(s) appointed by the Buyer as proxy on behalf of the Company, or the Company’s Subsidiary, if applicable, in order to attend and vote in the general assemblies of the Subsidiaries of the Company;

(vi) resolutions of the boards of directors of each of the Company’s Subsidiaries, if required, duly adopted, with the required majority, in accordance with the articles of association of each such Subsidiary to hold general assemblies for the replacement of members of the boards of directors of the Subsidiaries for each such Subsidiary, and all other documents required for effectively convening such general assembly meeting;

(vii) share transfer notifications served onto the Company Board in respect of the transfer of the Transferred Shares to the Buyer;

(viii) copies of the relevant pages of the share ledger of the Company evidencing that the Buyer is registered as the sole legal owner of the Transferred Shares, free and clear of any Encumbrance; and

(ix) a resolution of the Company Board which approves, with the required majority, (i) the registration of the transfer of the Transferred Shares to the Buyer and the Buyer as the legal owner of the Transferred Shares, free and clear of any Encumbrance, into the share ledger of the Company and (ii) the notifications to be made to the Trade Registry under article 198 of the Turkish Commercial Code.

(f) Buyer Shareholders Approval. The Buyer shall have obtained the Buyer Shareholders Approval.

Section 7.3 Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions at or prior to the Closing, any or all of which may, to the extent permitted by applicable Law, be waived in whole or in part in writing by the Sellers:

(a) Accuracy of Representations and Warranties.

(i) The Fundamental Representations regarding the Buyer shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as though made as of the Closing (except for representations and warranties that speak as of a specified date, which representations and warranties shall continue as of the Closing to be true and correct in all but de minimis respects as of such specified date).

(ii) All other representations and warranties regarding the Buyer set forth in Article V shall be true and correct (without regard to any qualifications as to Material Adverse Effect, materiality or similar qualifications contained in such representations and warranties (other than any dollar amounts or dollar thresholds referenced therein)) as of the date hereof and as of the Closing as though made as of the Closing, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect (except for representations and warranties that speak as of a specified date, which representations and warranties shall continue as of the Closing to be true and correct (without regard to any qualifications as to Material Adverse Effect, materiality or similar qualifications contained in such representations and warranties (other than any dollar amounts or dollar thresholds referenced therein)) as of such specified date, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect).

(b) Compliance with Obligations. The Buyer shall have performed and complied in all material respects with all of the obligations required under Section 6.6, Section 6.9, Section 6.13(a) (solely as it relates to the Closing Cash Consideration) and Section 7.3 to be performed by the Buyer under this Agreement at or prior to the Closing.

(c) National Bank of Kazakhstan Registration. The registration of this Agreement with the National Bank of Kazakhstan (and any other Kazakhstan currency control requirements as may be applicable to this Agreement) shall have been obtained or made and be effective.

(d) No Termination; Full Force and Effect. The Voting Agreements shall not have been modified, amended or rescinded and all of the Voting Agreements shall be in full force and effect and no party to a Voting Agreement (other than the Sellers) in in material breach of such Voting Agreement, as applicable.

(e) Buyer Deliveries. The Buyer shall have delivered to the Sellers each of the following:

(i) a certificate of the Buyer dated as of the Closing Date, stating that the preconditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(d) have been satisfied;

(ii) a certificate of the Buyer dated as of the Closing Date and duly executed by an authorized officer, certifying that (A) attached thereto are (i) true, correct and complete copies of the resolutions or written consents duly adopted, with the required majority, by (aa) the shareholders of the Buyer at the Buyer Shareholders’ Meeting, authorizing the consummation of the transactions contemplated by this Agreement as major transaction (and the Buyer’s participation in the activities of a legal entity), as a result of which the Buyer acquires or alienates (may acquire or alienate) property, the value of which is fifty percent (50%) or more of the total book value of the Buyer’s assets (which, for the avoidance of doubt, includes authorizing the transactions contemplated by the Share Pledge, the form of which is attached to this Agreement as Exhibit C) (the “Buyer Shareholders’ Vote Matters”), and (bb) the Buyer Board Approval, and (ii) true, correct and complete copies of the Buyer’s Organizational Documents, and (B) such resolutions or written consents and Organizational Documents of the Buyer are in full force and effect as of the date thereof and have not been altered, amended, modified or rescinded;

(iii) an evidence of the National Bank of Kazakhstan assigning a record registration number to this Agreement in accordance with the applicable Law, either in the form of a stamp on the copy of this Agreement or in other form acceptable to the Sellers;

(iv) the Closing Cash Consideration in the amounts set forth opposite each Seller’s name in the columns “Closing Cash Consideration for Transferred Class A Shares” and “Closing Cash Consideration for Transferred Class B Shares” in Exhibit B by wire transfer of immediately available funds in United States dollars;

(v) a deed of adherence to the Shareholders’ Agreement signed by the Buyer; and

(vi) the Share Pledge, effective as of the Closing, duly executed by an authorized signatory of the Buyer.

(f) Buyer Shareholders Approval. The Buyer shall have obtained the Buyer Shareholders Approval and delivered to the Sellers evidence of the Buyer Shareholders Approval.

Article VIII
SURVIVAL; INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained in this Agreement shall survive the Closing as follows:

(a) the representations and warranties contained in Section 3.1 (Capacity; Power and Authority; Enforceability), Section 3.3 (Title to Transferred Shares), Section 4.1(a) (Organization), Section 4.3 (Capital Structure), Section 5.1(a) (Organization), Section 5.1(c)

(Power and Authority; Enforceability) and Section 5.3 (Capital Structure) (collectively, the “Fundamental Representations”) shall terminate and be of no further force and effect on the date that is the third (3rd) anniversary of the Closing;

(b) the representations and warranties contained in Section 3.2 (No Conflicts; Required Filings, Approvals and Consents), Section 3.4 (Litigation), Section 3.5 (Fiduciary Duties), Section 3.6 (Anti-Corruption; Anti-Money Laundering), Section 3.7 (Brokers), Section 4.1(b) (Good Standing and Qualification), Section 4.2 (No Conflicts; Required Filings, Approvals and Consents), Section 4.4 (Company Reports; Financial Statements; Internal Controls), Section 4.5 (No Undisclosed Liabilities), Section 4.6 (Absence of Certain Changes or Events), Section 4.7 (Compliance with Laws; Permits), Section 4.8 (Anti-Corruption; Anti-Money Laundering), Section 4.9 (International Trade Matters), Section 4.10 (Litigation), Section 4.11 (Material Contracts), Section 4.12 (Title to Tangible Properties and Assets), Section 4.13 (Intellectual Property), Section 4.14 (Data Privacy; Information Security), Section 4.15 (Real Estate), Section 4.16 (Tax Matters), Section 4.17 (Transactions with Affiliates), Section 4.18 (Brokers), Section 5.2 (No Conflicts; Required Filings, Approvals and Consents), Section 5.4 (Buyer Reports; Financial Statements; Internal Controls), Section 5.5 (No Undisclosed Liabilities), Section 5.6 (Absence of Certain Changes or Events), Section 5.7 (Compliance with Laws; Permits), Section 5.8 (Anti-Corruption; Anti-Money Laundering), Section 5.9 (International Trade Matters), Section 5.10 (Litigation), Section 5.11 (Material Contracts), Section 5.12 (Title to Tangible Properties and Assets), Section 5.13 (Intellectual Property), Section 5.14 (Data Privacy; Information Security), Section 5.15 (Real Estate), Section 5.16 (Tax Matters), Section 5.17 (Transactions with Affiliates) and Section 5.19 (Brokers) shall terminate and be of no further force and effect on the date that is twelve (12) months after the Closing;

(c) all other representations and warranties contained in this Agreement shall terminate at, and not survive, the Closing;

(d) all Pre-Closing Covenants contained in this Agreement shall terminate at, and not survive, the Closing; provided that any claim for indemnification for a breach of the covenant in Section 6.1 (Conduct of Business Prior to the Closing) may be made hereunder until the expiration of 12 months after the Closing Date; and

(e) all Post-Closing Covenants contained in this Agreement shall survive the Closing until the earlier of their expiration upon their terms or the date upon which they are fully performed.

No claim may be made for indemnification hereunder for breach of any representations, warranties, or covenants after the expiration of the survival period applicable to such representation, warranty, and covenant set forth above; provided that if any Buyer Indemnitee or any Seller Indemnitee, as applicable, timely and properly delivers written notice to the other Party of an indemnification claim for a breach of the representations, warranties, and covenants (stating the claim with reasonably sufficient detail the nature of, and factual and legal basis for, any such claim for indemnification) within the applicable time periods set forth in clause (a), (b), (c) or (d)

of this Section 8.1, as applicable, such claim shall survive until resolved in accordance with Section 10.9.

Section 8.2 Indemnification by Sellers.

(a) Following the Closing and subject to the terms and conditions of this Article VIII, the Sellers will, jointly and severally, indemnify and hold harmless the Buyer, each of its Affiliates, and their respective directors, officers, employees, stockholders, members, agents, representatives, successors and assigns (the “Buyer Indemnitees”), from and against any Losses that any Buyer Indemnitee incurs based upon, resulting from, caused by or arising out of, or in connection with:

(i) any breach, inaccuracy, or failure to be true, of any representation or warranty made by any Seller in Article III or Article IV (it being understood that (A) for purposes of determining the quantification of any Loss based upon, caused by, in connection with, resulting from, relating to or arising out of any breach of, or any inaccuracy in, any such representation or warranty, no effect shall be given to any limitations or qualifications as to materiality, Seller Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder) (other than any dollar amounts or dollar thresholds referenced therein), including as expressed in accounting concepts, (B) for purposes of determining the existence of a breach of, or inaccuracy in, any such representation or warranty, effect shall be given to any limitations or qualifications as to materiality, Seller Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts, and (C) for purposes of determining (a) the quantification of any Loss based upon, caused by, in connection with, resulting from, relating to or arising out of any breach of, or any inaccuracy in, any representation or warranty contained in Section 4.8, Section 4.9, Section 4.13 or Section 4.14 and (b) the existence of a breach of, or inaccuracy in, any representation or warranty contained in Section 4.8, Section 4.9, Section 4.13 or Section 4.14, no effect shall be given to any limitations or qualifications as to Knowledge of the Sellers or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts); and

(ii) any breach or failure by any Seller to perform any of its Post-Closing Covenants in this Agreement (it being understood that (A) for purposes of determining the quantification of any Loss based upon, caused by, in connection with, resulting from, relating to or arising out of, any breach of, or any failure to perform, any such Post-Closing Covenant, no effect shall be given to any limitations or qualifications as to materiality, Seller Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts and (B) for purposes of determining the existence of a breach of, or inaccuracy in, any such Post-Closing Covenant, effect shall be given to any limitations or qualifications as to materiality, Seller Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts).

(b) With respect to the matters described in Section 8.2(a)(i), the Sellers shall not be liable for any Losses arising out of or resulting from (i) any individual claim(s) for indemnification pursuant to Section 8.2(a)(i) (when aggregated with all other claims based on the same or similar facts or in respect of the same representation or warranty) in an amount of less than $75,000 (the “De Minimis”) (if such De Minimis is exceeded, the Buyer shall be entitled to claim only the amount of Losses in excess of the De Minimis), and (ii) any individual claim(s) for indemnification pursuant to Section 8.2(a)(i) unless and until the amount for which the Sellers would be liable, but for the provisions of Section 8.2(a)(i), exceeds $7,500,000 in the aggregate (when aggregated with all other claims based on the same or similar facts or in respect of the same representation or warranty) (the “Basket”); provided that, if the amount of indemnifiable Losses for which the Sellers would be liable pursuant to Section 8.2(a)(i) exceeds the Basket, the Buyer shall be entitled to claim the full amount of such Losses from the first dollar, including the Basket amount; provided further that any Losses excluded pursuant to clause (i) shall not be taken into account for purposes of calculating the full amount of Losses in the event that the Basket is exceeded; provided, however, that the foregoing limitation shall not apply to any Losses relating to or in connection with any Fundamental Representations or Fraud.

(c) With respect to the matters described in Section 8.2(a), (i) with respect to Losses relating to or in connection with any representations and warranties other than Fundamental Representations pursuant to Section 8.2(a)(i) (except in the case of Fraud), the aggregate maximum liability of the Sellers shall in no event exceed the cap amount equal to 9.5% of the Total Consideration actually received by the Sellers (the “Maximum Non-Fundamental Liability Cap”), (ii) with respect to any Losses which the Buyer Indemnitees are eligible to recover pursuant to Section 8.2(a) (except in the case of Fraud), the aggregate maximum liability of the Sellers shall in no event exceed the cap amount equal to the Total Consideration actually received by the Sellers (the “Maximum Liability Cap”), (iii) the aggregate maximum liability of each Seller shall in no event exceed (x) with respect to Losses relating to or in connection with any representations and warranties other than Fundamental Representations pursuant to Section 8.2(a)(i) (except in the case of Fraud), its pro rata portion of the Maximum Non-Fundamental Liability Cap, and (y) with respect to any Losses which the Buyer Indemnitees are eligible to recover pursuant to Section 8.2(a) (except in the case of Fraud), its pro rata portion of the Maximum Liability Cap, and (iv) with respect to Losses in the case of Fraud, no liability cap (and, for the avoidance of doubt, no other limitation on liability) shall apply to any indemnification claim relating to such Losses.

(d) The Sellers shall not be liable under Section 8.2(a)(i) or otherwise under this Agreement for any Loss to the extent relating to (i) Taxes for any taxable period (or portion thereof) beginning after the Closing Date or (ii) the ability of the Buyer or any of its Affiliates (including the Company or any of its Subsidiaries) to utilize any Tax asset or attribute arising in any taxable period (or portion thereof) ending on or before after the Closing Date.

(e) The Sellers shall not be liable under Section 8.2(a)(i) or otherwise under this Agreement for any Loss to the extent that a financial reserve related to the matter giving rise to any such Loss is included and reflected in the financial statements included in the Company’s

Form 20-F for the fiscal year ended December 31, 2023 (each, a “Company Reserve”); provided, however, that (i) the applicable Company Reserve must have arisen with respect to the specific liability related to the Loss in question and (ii) the Sellers will remain liable to the extent any Loss in question exceeds the amount of the applicable Company Reserve.

Section 8.3 Indemnification by Buyer.

(a) Following the Closing and subject to the terms and conditions of this Article VIII, the Buyer will indemnify and hold harmless the Sellers, each of their respective Affiliates, and their directors, officers, employees, stockholders, members, agents, representatives, successors and assigns (the “Seller Indemnitees”) from and against any Losses that any Seller Indemnitee incurs based upon, resulting from, caused by or arising out of, or in connection with:

(i) any breach, inaccuracy, or failure to be true, of any representation or warranty made by the Buyer in Article V (it being understood that (A) for purposes of determining the quantification of any Loss based upon, caused by, in connection with, resulting from, relating to or arising out of any breach of, or any inaccuracy in, any such representation or warranty (but not for purposes of determining the existence of a breach of, or inaccuracy in, any such representation or warranty), no effect shall be given to any limitations or qualifications as to materiality, Buyer Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Seller Indemnitee hereunder) (other than any dollar amounts or dollar thresholds referenced therein), including as expressed in accounting concepts and (B) for purpose of determining the existence of a breach of, or inaccuracy in, any such representation or warranty, full effect shall be given to any limitations or qualifications as to materiality, Buyer Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts); and

(ii) any breach or failure by the Buyer to perform any of its Post-Closing Covenants in this Agreement (it being understood that (A) for purposes of determining the quantification of any Loss based upon, caused by, in connection with, resulting from, relating to or arising out of, any breach of, or any failure to perform, any such Post-Closing Covenant, no effect shall be given to any limitations or qualifications as to materiality, Buyer Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts and (B) for purposes of determining the existence of a breach of, or inaccuracy in, any such Post-Closing Covenant, effect shall be given to any limitations or qualifications as to materiality, Buyer Material Adverse Effect, Material Adverse Effect or similar limitations (or correlative or similar terms or phrases contained in such representation or warranty the inclusion of which would limit or potentially limit a claim by any Buyer Indemnitee hereunder), including as expressed in accounting concepts).

(b) With respect to the matters described in Section 8.3(a), the Buyer shall not be liable for any Losses arising out of or resulting from any individual claim(s) for indemnification pursuant to Section 8.3(a) unless and until the amount for which the Buyer would be liable, but for the provisions of Section 8.3(a), exceeds the Basket in the aggregate (when aggregated with all other claims based on the same or similar facts or in respect of the same representation or warranty); provided that, if the amount of indemnifiable Losses for which the Buyer would be liable pursuant to Section 8.3(a) exceeds the Basket, the Sellers shall be entitled to claim full amount of such Losses from the first dollar; provided, however, that the foregoing limitation shall not apply to any Losses relating to or in connection with any Fundamental Representations or Fraud.

(c) With respect to the matters described in Section 8.3(a), (i) with respect to Losses relating to or in connection with any representations and warranties other than Fundamental Representations (except in the case of Fraud), the aggregate maximum liability of the Buyer shall in no event exceed the cap amount equal to the Maximum Non-Fundamental Liability Cap, (ii) with respect to any Losses which the Seller Indemnitees are eligible to recover pursuant to Section 8.3(a) (except in the case of Fraud), the aggregate maximum liability of the Buyer shall in no event exceed the cap amount equal to the Maximum Liability Cap, and (iii) with respect to Losses in the case of Fraud, no liability cap (and, for the avoidance of doubt, no other limitation on liability) shall apply to any indemnification claim relating to such Losses.

(d) The Buyer shall not be liable under Section 8.3(a)(i) or otherwise under this Agreement for any Loss to the extent that a financial reserve related to the matter giving rise to any such Loss is included and reflected in the financial statements included in the Buyer’s Form 20-F for the fiscal year ended December 31, 2023 (each, a “Buyer Reserve”); provided, however, that (i) the applicable Buyer Reserve must have arisen with respect to the specific liability related to the Loss in question and (ii) the Buyer will remain liable to the extent any Loss in question exceeds the amount of the applicable Buyer Reserve.

Section 8.4 Matters Involving Third Parties.

(a) In the event that subsequent to the Closing, any Person that is or may be entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim, issuance of any order or the commencement of any Proceeding by any Person who is not a Party or an Affiliate of a Party (including any domestic or foreign court or Governmental Authority) (a “Third-Party Claim”) against such Indemnified Party, and for which a Party is or may be required to provide indemnification under this Agreement (an “Indemnifying Party”), such Indemnified Party shall give written notice thereof, which notice shall set forth a description in reasonable detail of the occurrence which the Indemnified Party alleges to have occurred, a description of the facts and circumstances giving rise to such occurrences, the estimated amount of Losses based upon, resulting from, caused by or arising out of, or in connection therewith (to the extent then ascertainable), and a description of any other remedy sought in connection therewith, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”), to such Indemnifying Party within ten (10) Business Days of the Indemnified Party’s receipt of the Third-Party Claim, and in any event not later than the tenth (10th) Business Day preceding the date by which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or similar pleading is required to be filed in a litigation or other proceeding; provided, however, that the failure to give such written notice within any particular time period shall not adversely affect the Indemnified

Party’s right to indemnification except, and then only to the extent that, the Indemnifying Party can show that the failure to give such notification on a timely basis has a material prejudicial effect on the Indemnifying Party’s ability to defend or resolve such Third-Party Claim.

(b) The Indemnifying Party shall have the right upon written notice to the Indemnified Party, to conduct, at its expense and subject to any limitations contemplated herein, the defense against such Third-Party Claim in its own name, or if necessary in the name of the Indemnified Party by delivering a written notice to the Indemnified Party of its election to assume the defense of such Third-Party Claim within thirty (30) days after receipt from the Indemnified Party of notice of such Third-Party Claim.

(c) In the event that the Indemnifying Party does not so timely elect, or is not otherwise entitled, to conduct the defense of the subject Third-Party Claim, then the Indemnified Party shall have the sole right to conduct the defense of and to settle the subject Third-Party Claim and the Indemnifying Party will cooperate with and make available to the Indemnified Party such assistance and materials as may be reasonably requested by the Indemnified Party. Notwithstanding anything in the foregoing to the contrary, the Indemnifying Party shall have no liability with respect to a Third-Party Claim settled without its prior written consent (which shall not unreasonably be withheld, conditioned or delayed).

(d) In the event that the Indemnifying Party does so elect to conduct the defense of the subject Third-Party Claim in accordance with the terms hereof, then the Indemnifying Party shall appoint a nationally recognized and reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense, and the Indemnified Party shall cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested by it for the purposes of determining the validity of the allegations made in the Claim Notice and shall keep the Indemnifying Party reasonably and promptly informed of factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith, and the Indemnified Party shall have the right to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, that, the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this Section 8.4, other than any fees and expenses of such separate counsel (A) that are incurred prior to the date the Indemnifying Party assumes control of such defense but after the receipt by the Indemnifying Party of the Claim Notice from the Indemnified Party, (B) if the Indemnified Party reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party, or (C) if the Indemnifying Party may have different, conflicting, or adverse legal positions or interests from the Indemnified Party with respect to such Third-Party Claim. Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third-Party Claim, consent to the entry of any judgment with respect to or cease to defend against such Third-Party Claim, if (i) pursuant to or as a result of such settlement, consent or cessation, injunctive or other equitable relief would be imposed against the Indemnified Party or a finding or admission of any violation of applicable Law would be made by any Indemnified Party, or such settlement, consent or cessation could otherwise reasonably be expected to interfere with or materially adversely affect the business, operations or assets of the Indemnified Party, or (ii) such settlement or judgement does not expressly and unconditionally release the Indemnified Party from all Liabilities with respect to such Third-Party Claim.

(e) Notwithstanding anything to the contrary contained herein, the Indemnified Party shall be entitled to maintain or assume sole control over, the defense or settlement of any Third-Party Claim if:

(i) such Indemnifying Party has failed or is failing to take reasonable steps to contest such Third-Party Claim within ten (10) Business Days after its receipt of written notice from the Indemnified Party;

(ii) such Third-Party Claim involves any criminal or quasi-criminal actions or allegations of any criminal or quasi-criminal conduct, or involves any claims for specific performance, an injunction or any other equitable relief against the Indemnified Party (other than injunctive, equitable or non-monetary relief that is incidental to monetary damages as the primary relief sought);

(iii) the Indemnified Party reasonably believes an adverse determination with respect to the Third-Party Claim would materially adversely affect the Indemnified Party’s reputation or future business prospects;

(iv) there exists or would, or could reasonably be expected to, exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party in such proceeding; and

(v) the Indemnified Party reasonably believes that potential Losses relating to such claim are reasonably likely to exceed the maximum amount that such Indemnified Party would then be entitled to recover under this Article VIII.

(f) In the event any Indemnified Party has a claim against any Indemnifying Party hereunder that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver a Claim Notice of such claim with reasonable promptness (but in no event more than ten (10) Business Days following the first date following the Closing Date on which such Indemnified Party has knowledge of facts, matters or circumstances from which it is reasonably apparent that such an occurrence is likely to have occurred) to the Indemnifying Party; provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article VIII except, and only to the extent that, such failure to give such Claim Notice on a timely basis has an adverse effect on the defense or resolution of the claim.

Section 8.5 Taxes. In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Loss by the Person claiming such Loss. The amount of a net Tax benefit shall be the present value of the Tax benefit as of the date of any indemnification payment (using the interest rate calculation of Section 6621(a)(2) of the Code and assuming such Person has sufficient taxable income or other Tax attributes to permit the utilization of such Tax benefit at the earliest possible time) multiplied by (i) the combined effective corporate tax rates in effect for such Person in the jurisdiction(s) in which such Person is resident for Tax purposes at the time of the indemnity payment or (ii) in the case of a credit, 100%.

Section 8.6 No Punitive Damages. Notwithstanding anything to the contrary contained in this Agreement, except to the extent awarded by a court to a third party pursuant to a Third-Party Claim, (i) no Indemnifying Party shall have any liability to an Indemnified Party in respect of, and Losses shall not include, punitive or exemplary damages or other similar damages and (ii) no “multiple of profits” or “multiple of cash flow” or other similar valuation methodology shall be used in calculating the amount of any Losses.

Section 8.7 Minimizing and Mitigating Losses. Each Indemnified Party shall use reasonable best efforts to minimize and mitigate any indemnifiable Loss (including by taking any reasonable actions requested by the Indemnifying Party), and if the Indemnified Party fails to do so, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably could have been avoided had the Indemnified Party so complied.

Section 8.8 Insurance and Refund. In calculating the amount of any Loss, the proceeds or refund actually received by the Indemnified Party or any of its Affiliates under any insurance policy, from any Governmental Authority or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case relating to the matters described in the Claim Notice, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss. The Indemnified Party shall use its reasonable best efforts to seek to recover any such insurance or other proceeds from third parties to the same extent such Indemnified Party would recover such proceeds if such Losses were not subject to indemnification hereunder. In the event that, after having complied with the preceding sentence, an Indemnified Party still has any rights against a third party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article VIII, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

Section 8.9 No Duplication of Recovery. Notwithstanding any other provision of this Agreement to the contrary, no Party shall be liable under this Article VIII for any Losses relating to any matter to the extent that the other Parties shall have otherwise been compensated for such matter pursuant to, or the Loss was taken into account under, any other provision of this Agreement, so as to avoid duplication or “double counting” of the same Loss.

Section 8.10 Exclusive Remedy. The Buyer and the Sellers acknowledge and agree that, except in respect of Fraud, after the Closing, the indemnification provisions in this Article VIII shall be the sole and exclusive remedy of the Buyer and the Sellers with respect to the transactions contemplated by this Agreement. The Parties may not avoid the limitations on liability set forth in this Article VIII by seeking damages for breach of contract, tort, or pursuant to any other theory or liability; provided, however, that no such limitations shall be applicable in circumstances of Fraud, in which case the Parties shall be entitled to exercise all of their rights and seek all damages available to them, under law or equity. Nothing in this Article VIII or otherwise shall prevent or prohibit a Party from seeking and/or obtaining specific performance in accordance with and subject to the terms of Section 10.10.

Article IX
TERMINATION

Section 9.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of the Sellers and the Buyer.

Section 9.2 Termination by Buyer or Sellers. This Agreement may be terminated and the consummation of the transactions contemplated by this Agreement or under this Agreement may be abandoned upon written notice from the Sellers to the Buyer or from the Buyer to the Sellers, as applicable, if (a) the transactions contemplated by this Agreement shall not have been consummated on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to have occurred on or prior to the End Date, or (b) any Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement, including Section 6.3 (Regulatory Filings), in any manner that proximately contributed to such Order becoming final and non-appealable.

Section 9.3 Termination by Sellers. This Agreement may be terminated and the consummation of the transactions contemplated by this Agreement may be abandoned by the Sellers:

(a) at any time prior to the Closing if there has been a breach by the Buyer of any representation, warranty, covenant or any other obligation set forth in this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of the Sellers at the Closing, and (i) such breach has not been waived by the Sellers; (ii) the Sellers have provided written notice to the Buyer of such breach; and (iii) such breach is not curable or the Buyer has not cured (if curable) such breach within thirty (30) calendar days after receiving written notice thereof from the Sellers; provided, that the Sellers shall not have the right to terminate this Agreement pursuant to this Section 9.3 if the Sellers are then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 7.1 and Section 7.2;

(b) after the fifth (5th) Business Day following the date on which the Closing should have occurred pursuant to Section 2.2, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) the Buyer fails to consummate the transactions contemplated by this Agreement within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2 and (iii) the Sellers stood ready and willing to consummate the transactions contemplated by this Agreement on such date and through the end of such five (5) Business Day period; or

(c) at any time following the date that is forty (40) days after the date hereof but prior to the Closing if (i) the Buyer has not obtained the Buyer Shareholders Approval and delivered to the Sellers evidence of the Buyer Shareholders Approval or (ii) any of the conditions to the Buyer Board Approval have not been satisfied.

Section 9.4 Termination by Buyer. This Agreement may be terminated and the consummation of the transactions contemplated by this Agreement may be abandoned by the Buyer:

(a) at any time prior to the Closing if there has been a breach by any Seller of any representation, warranty, covenant or any other obligation set forth in this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of the Buyer at the Closing, and (i) such breach has not been waived by the Buyer; (ii) the Buyer has provided written notice to the Sellers of such breach; and (iii) such breach is not curable or the Sellers have not cured (if curable) such breach within thirty (30) calendar days after receiving written notice thereof from the Buyer; provided, that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.4 if the Buyer is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 7.1 and Section 7.3; or

(b) after the fifth (5th) Business Day following the date on which the Closing should have occurred pursuant to Section 2.2, if (i) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) the Sellers fail to consummate the transactions contemplated by this Agreement within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2 and (iii) the Buyer stood ready and willing to consummate the transactions contemplated by this Agreement on such date and through the end of such five (5) Business Day period.

Section 9.5 Effect of Termination and Abandonment.

(a) In the event of the termination of this Agreement pursuant to this Article IX, except as otherwise provided in Section 9.5(b) and Section 9.5(c), this Agreement shall immediately become void, there shall be no liability on the part of the Buyer, the Sellers, any of their respective Affiliates or Representatives, or their Affiliates’ respective Representatives, equity holders, or partners and all rights and obligations of any Party shall cease; provided, however, that no such termination shall relieve any Party from any liability for any and all Losses suffered by the other Party as a result of any willful and material breach of this Agreement by that Party. Notwithstanding the foregoing, the provisions of this Section 9.5 and Article X shall remain in full force and effect and survive any termination of this Agreement.

(b) If this Agreement is terminated (i) (A) pursuant to Section 9.3(a) or Section 9.3(b), or at a time when this Agreement could have been terminated pursuant to Section 9.3(a) or Section 9.3(b), in each case, (x) due to the breach of the Buyer of any covenant in Article VI, (y) if the conditions under Section 9.3(b) are satisfied or (z) due to the failure of the Buyer to provide Buyer Deliveries as set out under Section 7.3(e), or (B) pursuant to Section 9.3(c), then, in each case of clause (A) or (B), the Buyer shall pay an amount equal to $75,000,000 (the “Buyer

Termination Fee”) to the Sellers (or any designee of the Sellers) as promptly as practicable (and, in any event, within three (3) Business Days following delivery of the termination notice by the Sellers), payable by wire transfer of immediately available funds in United States dollars to the account or accounts designated in writing by the Sellers for such purpose or (ii) pursuant to Section 9.4, or at a time when this Agreement could have been terminated pursuant to Section 9.4, in each case, (A) due to the breach of the Sellers of any covenants in Article VI, (B) if the conditions under Section 9.4(b) are satisfied or (C) due to the failure of the Sellers to provide Sellers’ Deliveries as set out under Section 7.2(e), then, in each case, the Sellers shall pay an amount equal to $75,000,000 (the “Seller Termination Fee”, and together with the Buyer Termination Fee, each, a “Termination Fee”) to the Buyer (or any designee of the Buyer) as promptly as practicable (and, in any event, within three (3) Business Days after delivery of the termination notice by the Buyer), payable by wire transfer of immediately available funds in United States dollars to the account or accounts designated in writing by the Buyer for such purpose. The Parties agree that, notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Section 9.3(a) or Section 9.3(b) or Section 9.4 and a Termination Fee is payable pursuant to this Section 9.5(b), such payment of the Buyer Termination Fee and the Seller Termination Fee, as applicable, shall not relieve any Party from any liability for any and all Losses suffered by the other Party as a result of any willful and material breach of this Agreement by such Party in excess (but only in excess) of the amount of the Termination Fee (and, for the avoidance of doubt, if this Agreement is terminated pursuant to Section 9.3(c) and a Buyer Termination Fee is actually received by the Sellers pursuant to this Section 9.5(b), such Buyer Termination Fee shall be the sole and exclusive remedy of the Sellers under this Agreement and the Buyer shall have no liability whatsoever in excess of such Buyer Termination Fee).

(c) The Parties acknowledge that in the event that any breaching Party shall fail to pay the Buyer Termination Fee and the Seller Termination Fee, as applicable, when due, such Party shall reimburse the non-breaching Party and its Affiliates for all reasonable and documented costs and expenses actually incurred or accrued by the non-breaching Party or its Affiliates (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amount. The Parties acknowledge and agree that nothing in this Section 9.5 shall be deemed to affect their respective rights to specific performance under Section 10.10; provided that, for the avoidance of doubt, under no circumstances shall the Parties be permitted or entitled to receive both (i) a grant of specific performance to cause the Closing to occur and (ii) the payment of all or any portion of a Termination Fee.

(d) Notwithstanding anything to the contrary in the foregoing, the Parties acknowledge and agree that (i) the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and (ii) any payment of a Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate the non-breaching Party in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. In no event shall more than one Termination Fee be paid or deemed payable hereunder.

Section 9.6 Release. Effective as of the Closing, each Party, on behalf of itself and its successors, assigns, Representatives, administrators, executors, beneficiaries, agents, hereby unconditionally and irrevocably releases, waives, and forever discharges the other Party, its affiliates, officers, directors, employees, and agents from any and all claims, demands, actions, causes of action, suits, debts, obligations, and liabilities of any kind, whether known or unknown, that arise out of or relate to events occurring prior to the Closing, except for claims arising out of (i) any breach of this Agreement or any of the Transaction Documents, (ii) Fraud, (iii) any obligations pursuant to Section 8.2 or Section 8.3, (iv) in the case of the Sellers who are or were directors, officers or employees of the Company or any of its Subsidiaries, for rights under indemnification provisions of the Organizational Documents of the Company or such Subsidiary, as applicable, and rights under any employment, stock option, bonus or other employment or compensation agreements or plans, or (v) rights and claims arising as a result of any contractual relationship between such Seller and the Company or any of its Subsidiaries (except for contractual relationships relating to the ownership of Transferred Shares of the Company).

Section 9.7 Extension; Waiver.

To the extent permitted by applicable Law, at any time prior to the Closing, the Sellers, on the one hand, and the Buyer, on the other hand, may in writing (a) extend the time for the performance of any of the obligations or other acts of the Buyer or the Sellers, as applicable; (b) waive any inaccuracies in the representations and warranties of the Buyer or the Sellers, as applicable, contained herein or in any document, certificate or writing delivered pursuant hereto; or (c) waive compliance by the Buyer or the Sellers, as applicable, with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of a Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Article X
GENERAL PROVISIONS

Section 10.1 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, upon transmission by: (i) e-mail (provided that the e-mail is confirmed by the recipient thereof and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient), (ii) one (1) day after deposit with Federal Express or similar overnight courier service, or (iii) three (3) days after being mailed by first-class mail, return receipt requested. Notices, demands, and communications to the Parties shall, unless another address is specified by written notice to the other Parties in accordance with this Section 10.1, be sent to the addresses indicated below:

(a) if to the Buyer, to:

Joint Stock Company Kaspi.kz 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan

Attention: Mikheil Lomtadze and Yuri Didenko Email: [•]
with copies to (which notice shall not constitute notice):
DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 Attention: Jonathan Klein Email: jonathan.klein@us.dlapiper.com and
Akol Law Esentepe Mahallesi, Kanyon Ofis Binasi Buyukdere Cad. No:185 Kat:18 34394 Istanbul, Turkey Attention: Meltem Akol Email: makol@akol.av.tr

(b) if to the Sellers, to:

[•] Attention: Tolga Babalı Email: [•]
with copies to (which notice shall not constitute notice):
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Attention: Scott B. Crofton Email: croftons@sullcrom.com and
Kabine Law Office Büyükdere Cad No. 195, D:6 34394, Levent, Istanbul, Republic of Türkiye Attention: Tuvan Yalım Email: tyalim@kabinelaw.com

Section 10.2 Entire Agreement. This Agreement (including the Exhibits attached hereto), the Confidentiality Agreement, and the Transaction Documents constitute the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) among the Parties with respect to such subject matter. The Exhibits attached hereto constitute a part hereof as though set forth in full above.

Section 10.3 Severability. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority of competent jurisdiction to be invalid, illegal or incapable of being enforced as a result of any rule of Law or public policy, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) all other terms and other provisions of this Agreement and the application of such provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and shall in no way be affected, impaired or invalidated.

Section 10.4 Expenses. Except as otherwise provided herein, the Parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement.

Section 10.5 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled, or discharged, except by written instrument executed by all of the Parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing among the Parties.

Section 10.6 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Nothing expressed or implied herein shall be construed to give any other Person any legal or equitable rights hereunder, except as provided in this Section 10.6. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by any Party without the prior written consent of the Buyer (in the case of any proposed assignment by any Seller) or of the Sellers (in the case of any proposed assignment by the Buyer); provided, however, that the Buyer may assign any of its rights and interests hereunder to one or more of its wholly owned Subsidiaries if such assignment would not reasonably be expected to prevent or materially delay the Closing or result in any greater cost or obligation being imposed upon the Sellers and their Affiliates than would otherwise be so imposed pursuant to this Agreement; provided, however, that in each case, no such assignment shall relieve the Buyer of any of its obligations hereunder. Any purported assignment in violation of this Agreement is void.

Section 10.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format or other electronic format based on common standards will be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.8 Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic Laws of the State of New York without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of New York.

Section 10.9 Dispute Resolution; ICC Arbitration.

(a) Any claim, dispute, or controversy arising out of or in connection with or relating to this Agreement or the breach or alleged breach thereof will be submitted by the parties to arbitration by the International Chamber of Commerce (“ICC”) and shall be conducted and finally settled under the Rules of Arbitration of the ICC (the “Rules”) by three (3) neutral arbitrators appointed in accordance with the Rules. The claimant(s) shall nominate one (1) arbitrator in the request for arbitration. The respondent(s) shall nominate one (1) arbitrator in the answer to the request. The two (2) party-nominated arbitrators will then attempt to agree for a period of thirty (30) days, in consultation with the parties to the arbitration, upon the nomination of a third arbitrator to act as president of the tribunal, barring which the ICC International Court of Arbitration shall select the third arbitrator (or any arbitrator that claimant(s) or respondent(s) shall fail to nominate in accordance with the foregoing). The seat of the arbitration shall be New York, the United States, and the language of the arbitration shall be English and all briefs and other non-evidentiary writings submitted to the arbitration tribunal shall be submitted in the English language. Any documentary evidence submitted to the arbitration tribunal shall be submitted in its original language along with translations to English. The arbitration will be governed by and construed in accordance with the Laws of the State of New York (without regard to conflicts of law principles). Any Party may make an application to the arbitrator(s) or to any court of competent jurisdiction seeking any interim measures, including injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

(b) Any award rendered by the arbitrator(s) shall be final, conclusive, and binding upon the Parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction. Each of the Parties hereby waives all objections which it may have at any time to the laying of venue of any proceedings brought in such courts, waives any claim that such proceedings have been brought in an inconvenient forum, waives the right to object with respect to such proceedings that any such court does not have jurisdiction over such party and further waives any defense of lack of personal service of process so long as service of any demand for arbitration is made as provided for by the Rules and delivered as required pursuant to the notice provisions of this Agreement.

(c) During the pendency of any arbitration, the Parties agree to share all costs of the proceeding, including administrative payments to the ICC, and payments for the fees of the arbitrator(s) equally. The arbitrator(s) are empowered to reallocate the burden of such fees and costs at the conclusion of the arbitration so that the prevailing party may recover such fees and costs from the non-prevailing party. The arbitrator(s) are further empowered to award attorneys’

fees. Unless otherwise awarded, by the arbitrator(s), the prevailing party in any arbitration between the Parties under this Agreement shall recover from the non-prevailing party its reasonable attorneys’ fees and costs, and shall also recover from the non-prevailing party the costs of the enforcement of the arbitral award, and the costs of any action to enforce or interpret this Agreement.

(d) The Parties and arbitrators shall keep any such arbitration confidential and shall not disclose, other than to its respective Affiliates, agents, representatives who need to know such information for the purpose of assisting such Party in its evaluation and participation arbitration pursuant to this Section 10.9, the existence, content, results of any arbitration hereunder, or any materials in any arbitration proceedings created for the purpose of the arbitration nor any other documents produced by any party in the proceedings not otherwise in the public domain, except as may be required by applicable Law, or for permitted court proceedings, including to protect or pursue a legal right or to enforce or challenge an award in Proceedings before a court or other judicial authority.

(e) Notwithstanding anything to the contrary in this Section 10.9 or otherwise in this Agreement, each Party agrees that the Sellers may bring any action in respect of any claim based upon, in connection with, arising out of or relating to Section 2.3(a)(ii) and Section 6.13(b) exclusively in any New York state court located in New York County; provided, however, that if the federal courts of the United States of America located in the Borough of Manhattan of The City of New York have jurisdiction over such action, such action shall be heard and determined exclusively in such federal court (the “Chosen Courts”) and, solely in connection with claims based upon, in connection with, arising out of or relating to Section 2.3(a)(ii) and Section 6.13(b), (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that mailing of process or other papers in connection with any such action in a manner as may be permitted by Law shall be valid and sufficient service thereof. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION BASED UPON, IN CONNECTION WITH, ARISING OUT OF OR RELATING TO Section 2.3(a)(ii) and Section 6.13(b) OR, IN EACH CASE, THE OBLIGATIONS CONTEMPLATED THEREBY. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (A) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS Section 10.9(e).

(f) If the Buyer fails to timely pay the Deferred Cash Consideration to the Sellers in accordance with Section 2.3(a)(ii) and Section 6.13(b), the Sellers will promptly file with one of the Chosen Courts an action seeking an order and final judgment substantially in the form of the “[Proposed] Consent Order and Final Judgment” (“Consent Order”) attached as Exhibit D hereto, to enforce the obligations of the Buyer set forth in Section 2.3(a)(ii) and Section 6.13(b), in addition to any other remedy to which the Sellers may be entitled at law or in equity. The Buyer (i) consents to the entry by the Chosen Court of the Consent Order; (ii) waives all defenses, whether known or unknown to the Buyer, that existed as of the date of this Agreement, to entry of the Consent Order, other than (y) the defense that Buyer has fully complied with its obligations set forth in Section 2.3(a)(ii) and Section 6.13(b) and (z) defenses that cannot be released or waived as a matter of applicable Law; (iii) will not oppose entry of the Consent Order; (iv) agrees to sign the Consent Order when requested by the Sellers following the filing of an action and (v) will provide full cooperation in seeking expeditious entry of the Consent Order. Notwithstanding anything to the contrary in this Agreement, in addition to the specific performance pursuant to Section 10.10, the Sellers shall be entitled to receive any and all additional damages incurred due to the delay of the Buyer’s performance of its obligations set forth in Section 2.3(a)(ii) and Section 6.13(b), including, but not limited to, any and all amounts of any such damages accrued as a late payment charge from and following the Deferred Cash Consideration Payment Date at a rate equal to the nine percent interest rate under New York CPLR §§ 5001, 5003 and 5004, compounding to the extent permitted by law. The Parties agree that, in the event the Buyer fails to timely pay the Deferred Cash Consideration to the Sellers in accordance with Section 2.3(a)(ii) and Section 6.13(b), the Buyer shall reimburse the Sellers and its Affiliates for all documented costs and expenses actually incurred or accrued by the Sellers or their Affiliates (including fees and expenses of counsel) in connection with any action (including the prosecution of any lawsuit) taken to enforce the Buyer’s obligations contemplated by Section 2.3(a)(ii) and Section 6.13(b). The Sellers’ rights pursuant to this Section 10.9(f) are subject in their entirety to the Buyer’s right to off-set against the Deferred Cash Consideration pursuant to Section 2.3(b).

Section 10.10 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that damages at law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement or an Order enjoining a Party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law or in equity would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 10.11 No Third-Party Beneficiaries; No Recourse. Except as otherwise expressly provided in Article VIII and the remaining provisions of this Section 10.11, this Agreement is not intended to and shall not confer upon any Person other than the Parties any claim, cause of action, rights or remedies hereunder. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, may only be made against the Parties in their capacities as such and their respective successors and permitted assigns, and none of the Company, any of its former, current or future directors, officers, managers, employees, or any former, current or future direct or indirect stockholders, equity holders, controlling Persons, directors, officers, employees, general or limited partners, members, managers, agents, Representatives, Affiliates, assignees or financing sources of any Party (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any of the Parties under this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, applicable Law or the transactions contemplated by this Agreement or in respect of any oral representations or statements made or alleged to be made in connection herewith, in each case, except in the case of Fraud of such Non-Recourse Party. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party, except in the case of Fraud of such Non-Recourse Party. This Section 10.11 shall be enforceable by the applicable Non-Recourse Parties and the same are intended third-party beneficiaries of this Section.

Section 10.12 Capacity of Sellers. The Buyer and the Sellers acknowledge that any and all representations, warranties, covenants and other obligations hereunder of the Sellers are being made solely in their respective capacity as a stockholder of the Company and not in any other capacity, including in their capacity as a director, officer or employee of the Company or any of its Subsidiaries, as applicable. Notwithstanding anything to the contrary in this Agreement, (i) nothing in this Agreement shall obligate any of the Sellers to take any action that could be inconsistent with their fiduciary duties or other duties required by applicable Law or Organizational Documents of the Company, to the extent applicable to such Seller, and nothing in this Agreement supersedes or replaces any obligation of the Sellers to comply with their respective fiduciary duties or other contractual legal obligations as a director, officer or employee of the Company or any of its Subsidiaries, as applicable, (ii) any action taken by any Seller reasonably necessary or required to comply with its obligations in its capacity as a director, officer or employee of the Company or any of its Subsidiaries, as applicable, shall not constitute a violation of this Agreement and (iii) nothing in this Agreement shall obligate any of the Sellers to take any action to alter the size or composition of the Company Board or the board of directors of any of its Subsidiaries, including the removal or replacement of any of the existing board members of the Company or any of its Subsidiaries.

Section 10.13 Interpretation.

(a) For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders; and if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Except as otherwise indicated, all references in this Agreement to Articles, Sections and Exhibits are intended to refer to Articles or Sections of this Agreement and Exhibits to this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto, unless the context otherwise requires. Any reference to $ in this Agreement shall mean the lawful currency of the United States. All references to statutes or related regulations shall include all amendments of the same and any successor or replacement statutes and regulations and all references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Governmental Authority). All references to Contracts shall include all amendments and restatements of the same. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS. References to “written” or “in writing” include documents in electronic form or transmission by email. A reference to any Person includes such Person’s successors and permitted assigns. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Any capitalized term used in any Exhibit, but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(b) The specification of any dollar amount in any representation or warranty contained in this Agreement is not intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein is or is not material for purposes of this Agreement. The specification of any item or matter in any representation or warranty contained in this Agreement is not intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein is or is not in the ordinary course of business for purposes of this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Sellers and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLERS:

HANZADE VASFİYE DOĞAN BOYNER

By:
Name:

VUSLAT DOĞAN SABANCI

By:
Name:

YAŞAR BEGÜMHAN DOĞAN FARALYALI

By:
Name:

ARZUHAN DOĞAN YALÇINDAĞ

By:
Name:

Signature Page to Stock Purchase Agreement

IŞIL DOĞAN

By:
Name:

BUYER:

JOINT STOCK COMPANY KASPI.KZ

By:
Name:
Title:

Signature Page to Stock Purchase Agreement

EXHIBIT A

Certain Definitions

“Acquisition Proposal” means (a) any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), which, in the case of clause (a) or (b), if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power or of any class of equity securities of the Company or 25% or more of the consolidated net revenues or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case, other than the transactions contemplated by this Agreement or the Transaction Documents. For the avoidance of doubt, the transactions contemplated by this Agreement and any other transaction between the Sellers and the Buyer or any of its Affiliates or any proposal, offer, inquiry or indication of interest relating thereto shall be deemed not to be an Acquisition Proposal.

“ADSs” has the meaning set forth in the Recitals.

“ADY” has the meaning set forth in the Preamble.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For purposes of this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for the purpose of this Agreement, (i) the Company shall not be an “Affiliate” of any of the Sellers and (ii) none of the Sellers shall be an “Affiliate” of the Company or any of its Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption and AML Laws” means the Foreign Corrupt Practices Act of 1977 and the provisions of any other anti-bribery, anti-corruption and anti-money laundering Law.

“Antitrust Laws” means applicable U.S. antitrust Laws, non-U.S. antitrust Laws, including Turkish antitrust Laws, Kazakhstani antitrust Laws, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” has the meaning set forth in Article III.

“Articles of Association” means the Articles of Association of the Company.

4856-5683-1957 v.23

“Basket” has the meaning set forth in Section 8.2(b).

“BRSA” means Banking Regulation and Supervision Agency.

“Burdensome Condition” has the meaning set forth in Section 6.3(d).

“Business Data” means all business information and all Personal Information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company IT Systems or Buyer IT Systems, as the case may be.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, New York, United States, or Ankara, Republic of Türkiye, are authorized or required by law to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Board” means the board of directors of the Buyer.

“Buyer Board Approval” has the meaning set forth in Section 5.1(c).

“Buyer Indemnitees” has the meaning set forth in Section 8.2(a).

“Buyer IP” has the meaning set forth in Section 5.13(a).

“Buyer IT Assets” means all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned by the Buyer or its Subsidiaries or used in the conduct of the Buyer’s or its Subsidiaries’ respective businesses.

“Buyer IT Systems” means all equipment, hardware, infrastructure, information systems, platforms, processes, and peripherals, used in the conduct of the Buyer’s or its Subsidiaries’ respective businesses.

“Buyer Material Adverse Effect” means any Effect that prevents, materially delays or materially impedes the performance by the Buyer of its obligations under this Agreement or the consummation by the Buyer of the transactions contemplated by this Agreement.

“Buyer Material Contract” has the meaning set forth in Section 5.11(a).

“Buyer Permits” has the meaning set forth in Section 5.7(c).

“Buyer Permitted Encumbrance” means (a) statutory Encumbrances for current Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which appropriate reserves have been established on the consolidated balance sheets of the Buyer included in or incorporated by reference into the

Buyer Reports (including the related notes and schedules) in accordance with IFRS, (b) statutory landlord’s, mechanic’s or other similar Encumbrances arising or incurred in the Ordinary Course of Business and for amounts which are not delinquent and which are set forth on the face of the latest consolidated balance sheet of the Buyer included in or incorporated by reference into the Buyer Reports (including the related notes and schedules), and (c) recorded easements, covenants and other restrictions of record; provided that no such item described in this clause (c) impairs the current use, occupancy, value or marketability of title of the property subject thereto.

“Buyer Properties” has the meaning set forth in Section 5.15(a).

“Buyer Registered IP” has the meaning set forth in Section 5.13(a).

“Buyer Reports” has the meaning set forth in Section 5.4(a).

“Buyer Shareholders Approval” has the meaning set forth in Section 5.1(c).

“Buyer Shareholders’ Meeting” means the meeting of shareholders of the Buyer to be held in connection with the consummation of the transactions contemplated by this Agreement.

“Buyer Shareholders’ Vote Matters” has the meaning set forth in Section 7.3(e)(ii).

“CBRT” means Central Bank of the Republic of Türkiye.

“Chosen Court” has the meaning set forth in Section 10.9(e).

“Claim Notice” has the meaning set forth in Section 8.4(a).

“Class A Shares” has the meaning set forth in the Recitals.

“Class B Shares” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Cash Consideration” has the meaning set forth in Section 2.3(a)(i).

“Closing Date” has the meaning set forth in Section 2.2(a).

“CMB” means Capital Markets Board of the Republic of Türkiye.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Recitals.

“Company Board” means the board of directors of the Company.

“Company IP” has the meaning set forth in Section 4.13(a).

“Company IT Assets” means all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned by the Company or its Subsidiaries or used in the conduct of the Company’s or its Subsidiaries’ respective businesses.

“Company IT Systems” means all any equipment, hardware, infrastructure, information systems, platforms, processes, and peripherals, used in the conduct of the Company’s or its Subsidiaries’ respective businesses.

“Company Material Contract” has the meaning set forth in Section 4.11(a).

“Company Permits” has the meaning set forth in Section 4.7(c).

“Company Permitted Encumbrance” means (a) statutory Encumbrances for current Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which appropriate reserves have been established on the consolidated balance sheets of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) in accordance with IFRS, (b) statutory landlord’s, mechanic’s or other similar Encumbrances arising or incurred in the Ordinary Course of Business and for amounts which are not delinquent and which are set forth on the face of the latest consolidated balance sheet of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules), and (c) recorded easements, covenants and other restrictions of record; provided that no such item described in this clause (c) impairs the current use, occupancy, value or marketability of title of the property subject thereto.

“Company Properties” has the meaning set forth in Section 4.15(a).

“Company Registered IP” has the meaning set forth in Section 4.13(a).

“Company Reports” has the meaning set forth in Section 4.4(a).

“Competitive Transaction” means another transaction under consideration by any Seller or the Buyer (or their respective Affiliates) that would reasonably be expected to prevent or delay the Closing.

“Confidentiality Agreement” means the certain agreement, by and between HVDB, VDS and the Buyer, dated October 16, 2024.

“Consent Order” has the meaning set forth in Section 10.9(f).

“Contract” means any legally binding written contract, agreement, subcontract, license, sublicense, lease, sublease, sales order, purchase order, indenture, mortgage, note, bond, letter of credit, warrant, instrument, obligation, commitment or understanding (including all amendments, supplements and modifications thereto).

“Deferred Cash Consideration” has the meaning set forth in Section 2.3(a)(ii).

“Deferred Cash Consideration Payment Date” has the meaning set forth in Section 2.3(a)(ii).

“De Minimis” has the meaning set forth in Section 8.2(b).

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Encumbrance” means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable securities Laws.

“End Date” means February 28, 2025; provided, however, that if all of the conditions set forth in Article VII (other than the conditions set forth in Section 7.1(b) and those conditions that by their nature can be satisfied only at the Closing) have been satisfied or waived on or prior to February 28, 2025, the End Date shall be extended automatically to April 30, 2025.

“Equity Reference Time” has the meaning set forth in Section 4.3(a).

“Exchange” means NASDAQ, Kazakhstan Stock Exchange JSC, Astana International Exchange or any other exchange on which common shares and/or ADSs of the Buyer are admitted to trading from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fraud” means, with respect to a Party, actual, knowing and intentional common law fraud (with scienter) under the laws of the State of Delaware by or on behalf of such Party with respect to the making of the representations and warranties pursuant to Article III, Article IV and Article V (as applicable) and, for the avoidance of doubt, excluding constructive and negligent fraud.

“Fundamental Representations” has the meaning set forth in Section 8.1(a).

“Funds Flow Memorandum” means a memorandum setting forth (a) the amount payable to each Seller at the Closing and (b) institutions and account information with respect to the payments set forth in this Agreement.

“General Assembly Meeting” has the meaning set forth in Section 6.7.

“Governmental Authority” means any non-U.S. or U.S. national, federal, state, local or tribal governmental, regulatory, independent regulatory or administrative authority, agency, department, board or commission or any judicial body or any other similar body or organization exercising governmental or quasi-governmental power or authority, including CBRT, BRSA, ITCA and Turkish Competition Board.

“Health and Safety Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other similar

Law or Order by any Governmental Authority or guidance issued by the Center for Disease Control and Prevention or the World Health Organization or other similarly recognized reputable industry group in connection with or in response to any epidemic, pandemic, outbreak of illness or other public health event, including, but not limited to, COVID-19.

“HVDB” has the meaning set forth in the Preamble.

“ICC” has the meaning set forth in Section 10.9(a).

“ID” has the meaning set forth in the Preamble.

“IFRS” means the International Financial Reporting Standards, as in effect from time to time.

“Indebtedness” means, subject to IFRS, with respect to the Company, in the aggregate, as of the applicable time of determination, without duplication, any indebtedness, Liabilities, or obligations relating to any of the following: (a) indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other similar instrument or debt security, and (c) guarantees provided in respect of any indebtedness (including any of the items described in any other clause of this definition).

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Information Privacy, Security, Data Protection and Anti-Spam Laws” means all Laws concerning the collection, use, storage, processing, disclosure, privacy, protection, transfer or security of Personal Information or Business Data, including any applicable federal, state, Kazakhstani, Turkish, and local Laws (including primary and secondary legislation) concerning privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and email marketing).

“Interim Period Exceptions” had the meaning set forth in Section 6.1.

“Intellectual Property” means all rights in intellectual property or other proprietary rights throughout the world, including all U.S. and foreign rights in (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, design rights, social media handles or accounts, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter, including works of authorship, software, source code, databases and database rights, (d) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models, and methodologies; and (e) all applications and registrations, and any renewals, extensions and reversions for or embodiments of any of the foregoing.

“Interim Period” means the period commencing on the date hereof and ending on the earlier to occur of the Closing or the termination of this Agreement pursuant to Article IX.

“International Trade Control Laws” means all statutory and regulatory requirements of the United States, Republic of Türkiye, Kazakhstan and other jurisdictions to which the Company’s and its Subsidiaries’ are subject related to export controls, trade embargoes, boycotts and anti-boycotts, imports of goods, and payment of custom duties.

“ITCA” means the Information Technologies and Communication Authority.

“Kazakh Banking Law” means the Law of the Republic of Kazakhstan No. 2444 dated 31 August 1995 “On Banks and Banking Activity in the Republic of Kazakhstan”.

“Knowledge of the Buyer”, or any similar phrase or qualification, means the actual knowledge of Yuri Didenko and Mikheil Lomtadze.

“Knowledge of the Sellers”, or any similar phrase or qualification, means the actual knowledge of HVDB and VDS.

“Law” means any federal, state, provincial, local, municipal or foreign constitution, law (statutory, common law or otherwise), ordinance, code, rule, regulation, statute, or treaty enacted, adopted, promulgated, or applied by any Governmental Authorities or any Order.

“Liability” means any liability, debt, charge or obligation, loss, damage, claim, cause of action, penalty, fine, guarantee, cost, expense or other charge (including costs of investigation and defense and attorney’s fees, costs and expenses) of any kind or nature, in each case, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

“Losses” means, without duplication, losses, Taxes, Liabilities, claims, obligations, settlements (including settlement amounts), deficiencies, demands, judgments, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, forfeitures, pecuniary harm, costs and expenses of any kind (including costs of investigation and defense and attorneys’ and other professionals’ fees) that is triggered by a Third-Party Claim or claim of Governmental Authorities; provided that (a) “Loss” shall not include any exemplary or punitive damages unless, and only to the extent, such amounts are awarded by a court to a third party pursuant to a Third-Party Claim, (b) “Loss” shall include only the “actual” and “out-of-pocket” costs and expenses that any Person claiming for any Losses actually incurred and (c) for the avoidance of doubt, “Losses” in respect of attorneys’ fees and expenses shall be limited to only reasonable attorneys’ fees and expenses in respect of Losses that are otherwise indemnifiable hereunder. For the avoidance of doubt, with respect to any Losses that the Company, as a Buyer Indemnitee, incurs relating to or in connection with the transactions contemplated by this Agreement, the aggregate maximum liability of the Sellers shall in no event exceed (a) the actual Losses that the Company has incurred multiplied by (b) (i) the total number of Buyer Transferred Shares divided by (ii) the total number of Class A Shares and Class B Shares of the Company as of the date of this Agreement.

“Material Adverse Effect” means any Effect that, individually or in the aggregate, results in or would result in a material adverse effect on the business, condition (financial or otherwise), operations (including the results thereof), assets, properties or liabilities of, the Company and its Subsidiaries and their respective businesses, taken as a whole, other than an Effect resulting from any one or more of the following: (i) general business, economic, regulatory, financial, political or market conditions generally affecting the industry, the United States, Republic of Türkiye or elsewhere in the world or the capital, credit or financial markets in general or the markets in which the Company or its Subsidiaries or their businesses operate; (ii) any change in accounting standards, including IFRS, or principles or any change in applicable Laws; (iii) any local, national or international political, regulatory or social conditions, including any acts of war (whether or not declared), armed hostilities, civil disobedience, sabotage, cyberattacks, or the occurrence of any military or terrorist attack (including, for the avoidance of doubt, the Russian invasion of Ukraine and the conflicts involving Israel, Iran and Hamas) or the continuation, escalation, expansions, modifications or imposition of economic sanctions or export restrictions, or worsening of any such acts of war, armed hostilities, sabotage, terrorism; (iv) any earthquakes, hurricanes, floods, storms, tornados, volcanic eruptions, wildfires or other natural disasters, or other force majeure events and, in each case, any Governmental Authority’s response to such condition, including the imposition of economic sanctions or export restrictions related thereto; (v) any epidemic, pandemic or disease outbreak (including COVID-19 and Mpox) and any Health and Safety Measures; (vi) any actions (or inactions) taken or not taken by the Sellers, the Company or any of its Subsidiaries required by this Agreement or taken with the Buyer’s prior written consent or at the Buyer’s written instruction (in each case, e-mail being sufficient), or the failure of the Company to take any action that the Company is prohibited by the terms of this Agreement from taking or which the Company did not take on account of withheld consent from the Buyer; (vii) a decline in the price or trading volume of the capital stock of the Company on NASDAQ or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (provided, that the underlying causes thereof, shall not be excluded from the determination of whether or not a Material Adverse Effect has occurred to the extent not otherwise excluded from this definition of Material Adverse Effect); (viii) the public announcement or pendency of this Agreement or the transactions contemplated by this Agreement or the identity of the Buyer or any of the Sellers, in each case, including changes in or with respect to the relationship of the Company or any of its Subsidiaries with any third party arising out of or attributable thereto; (ix) any failure, in and of itself, by the Company and its Subsidiaries to meet financial forecasts, projections, budgets or estimates or any decrease in credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of their respective securities (provided, that the underlying cause of the failure to meet any financial forecast, projections, budgets or estimate or decrease in credit rating or other rating of financial strength, as the case may be, shall not be excluded from the determination of whether or not a Material Adverse Effect has occurred to the extent not otherwise excluded from this definition of Material Adverse Effect); (x) any action or claim made or brought by any of the current or former shareholders of the Company (or on their behalf) against the Company or any of its directors, officers or employees arising out of this Agreement or the transactions contemplated by this Agreement (provided, that the underlying cause or facts of any such action or claim, as the case may be, shall not be excluded from the determination of whether or not a Material Adverse Effect has occurred to the extent not otherwise excluded from this definition of Material Adverse Effect); or (xi) the completion of the transactions contemplated hereby; provided, that, with respect to each of the foregoing clauses (i) through (iv), such exception shall only apply to the extent that such Effects or changes do not have a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to businesses in the industries in which the Company operates (in which case only the incremental disproportionate impact may be taken into account).

“Maximum Liability Cap” has the meaning set forth in Section 8.2(c).

“Maximum Non-Fundamental Liability Cap” has the meaning set forth in Section 8.2(c).

“NASDAQ” has the meaning set forth in the Recitals.

“Non-Recourse Party” has the meaning set forth in Section 10.11.

“Order” means any judgment, injunction (whether temporary, preliminary or permanent), temporary restraining order, decree, ruling, decision, assessment, binding determination, verdict, sentence, subpoena, writ, award, stipulation or any order of any nature, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Ordinary Course of Business” means an action taken by or on behalf of a Person that is recurring in nature, is generally consistent with the past practices of such Person and is taken in the ordinary course of the operations of such Person.

“Organizational Documents” means (a) with respect to a corporation, the certificate or articles of incorporation, bylaws or shareholder’s agreements (including, with respect to the Company, the Shareholders’ Agreement); (b) with respect to a limited liability company, the articles (or certificate) of formation and limited liability company agreement, operating agreement, or other similar agreement; (c) with respect to any other entity, any charter or similar document adopted or filed in connection with the creation, formation or organization of such entity; and (d) any amendment to any of the foregoing.

“Party” has the meaning set forth in the Preamble.

“Person” means any individual, sole proprietorship, partnership, limited liability company, corporation, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature, in each case including such Person’s successors and permitted assigns (or, in the case of a Governmental Authority, Persons succeeding to the relevant function of such Governmental Authority).

“Personal Information” means any information or data which on its own or in combination with any other piece of information or data allows the identification of a natural person, including a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers, log-in information, Internet Protocol addresses or other persistent device identifiers, or any other data or any other piece of information that allows the identification of or contact with a natural person.

“Post-Closing Covenants” means the covenants of a Party under this Agreement, that are, by their terms, required to be performed following the Closing Date.

“Pre-Closing Covenants” means the covenants of a Party under this Agreement, that are, by their terms, required to be performed prior to or as of the Closing Date.

“Proceeding” means any action, claim, allegation, suit, complaint, demand, dispute, audit, litigation, investigation, arbitration, hearing or other similar dispute, whether civil, criminal or administrative.

“Related Party” has the meaning set forth in Section 4.17.

“Representatives” means, with respect to any Person, any director, manager, officer, member, partner (whether limited or general), other equity holder, principal, attorney, employee, agent, advisor, consultant, accountant, or any other Person acting in a representative capacity for such Person.

“Requisite Buyer Vote” means the required majority of votes from the total number of voting shares of the Buyer, participating in voting on the Buyer Shareholders’ Vote Matters at the Buyer Shareholders’ Meeting.

“Rule” means Rule 144 promulgated by the SEC under the Securities Act.

“Rules” has the meaning set forth in Section 10.9(a).

“Sanctioned Jurisdiction” means any country or territory subject to comprehensive economic sanctions or trade restrictions of the United States, the European Union, the United Nations or that has broadly prohibited or restricted dealings with, which, as of the date of this Agreement, include Cuba, Iran, North Korea, Syria and the Crimea and separatist (non-Ukrainian government)‑controlled portions of the Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine.

“Sanctioned Person” means any Person or vessel with whom dealings are restricted or prohibited by any economic sanctions, trade restrictions, or similar restrictions imposed by the United States, the European Union, the Republic of Türkiye, Kazakhstan or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) the United States government, including the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce’s Bureau of Industry and Security, and the United States Department of State; (B) the European Union; (C) the United Nations Security Council; (D) the Republic of Türkiye; or (E) Kazakhstan; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Jurisdiction and (iii) any Person

directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in clause (i) or (ii) above.

“Sanctions” means all applicable trade, economic and financial sanctions, embargoes, programs, Laws and restrictive measures administered, including those enacted or enforced by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) the European Union, (iii) any European Union member state, (iv) the United Nations, (v) the United Kingdom, (vi) Republic of Türkiye or (vii) Kazakhstan.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnitees” has the meaning set forth in Section 8.3(a).

“Seller Material Adverse Effect” means any Effect that prevents, materially delays or materially impedes the performance by the relevant Seller of its obligations under this Agreement or the consummation by the relevant Seller of the transactions contemplated by this Agreement.

“Shareholders’ Agreement” means the shareholders’ agreement dated June 16, 2021 between HVDB, VDS, YBDF, ADY, ID and TurkCommerce B.V.

“Share Pledge” means the share pledge relating to the pledge by the Buyer to the Sellers of 20% of the total issues and outstanding equity interests in the Company in the form attached hereto as Exhibit C, to be executed at the Closing.

“Specified Company Permits” means (i) Approval to be obtained from CBRT under Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 and related legislation - regarding Hepsipay (D-Ödeme Elektronik Para ve Ödeme Hizmetleri Anonim Şirketi), (ii) Approval to be obtained from BRSA under Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361 and related legislation - regarding Hepsi Finansman Anonim Şirketi and (iii) Approval to be obtained from ITCA (under the Turkish Ministry of Transportation and Infrastructure) under Law on Postal Services No: 6475 and related legislation - regarding HepsiJet (D-Fast Dağıtım Hizmetleri ve Lojistik Anonim Şirketi).

“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (i) if a corporation, a majority of the total voting power of securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For the avoidance of doubt, for the purpose of this Agreement, the Company shall not be a “Subsidiary” of any of the Sellers.

“Taxes” means (a) all federal, territorial, state, provincial, municipal, local, domestic, foreign or other taxes, imposts and assessments including, ad valorem, capital, capital stock, customs and import duties, escheat, disability, documentary stamp, employment, environmental, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unemployment, use, value added, windfall profits, withholding, social security premiums, and any other tax, customs duty, or governmental fee, or other like assessment or charge of any kind whatsoever, in each case, in the nature of a tax, together with any interest, additions, fines or penalties with respect thereto, (b) any liability for payment of amounts described in clause (a) as a result of transferee liability or otherwise through operation of law, and (c) any liability for the payment of amounts described in clauses (a) or (b) as a result of any tax allocation, sharing, indemnification or similar Contract relating to taxes.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority that has the right to impose Taxes on the Company or its Subsidiaries or their respective businesses or the Buyer or its Subsidiaries or their respective businesses.

“Tax Return” means any declaration, estimate, claim for refund, return, report, information statement, schedule or other document (including any related or supporting information) with respect to Taxes that is required to be filed with, or furnished to, any Person, including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 8.4(a).

“Total Consideration” has the meaning set forth in Section 2.3(a)(ii).

“Transaction Documents” means this Agreement and all other ancillary agreements to be entered into by, or documentation delivered by, any Party pursuant to this Agreement, including the Voting Agreements and the Share Pledge.

“Transfer Taxes” means any and all transfer, sales, use, value added, registration and other similar Taxes (all including penalties, interest and other charges with respect thereto). For the avoidance of doubt, “Transfer Taxes” do not include stamp Taxes.

“Transferred Class A Shares” has the meaning set forth in Section 2.1.

“Transferred Class B Shares” has the meaning set forth in Section 2.1.

“Transferred Shares” has the meaning set forth in Section 2.1.

“Turkish Competition Board” means the decision-making body of the Turkish Competition Authority.

“VAT” has the meaning set forth in Section 4.16(a).

“VDS” has the meaning set forth in the Preamble.

“Voting Agreement” has the meaning set forth in the Recitals.

“YBDF” has the meaning set forth in the Preamble.

EXHIBIT B

Transferred Shares and Consideration

Seller	Transferred Class A Shares	Transferred Class B Shares	Closing Cash Consideration for Transferred Class A Shares	Closing Cash Consideration for Transferred Class B Shares	Deferred Cash Consideration for Transferred Class A Shares	Deferred Cash Consideration for Transferred Class B Shares	Total Consideration for Transferred Shares
HVDB	40.000.000	29.864.015	161.291.362	75.624.169	141.643.807	66.412.082	444.971.420
VDS	N/A	48.539.180	N/A	122.914.991	N/A	107.942.218	230.857.209
YBDF	N/A	48.539.170	N/A	122.914.966	N/A	107.942.195	230.857.161
ADY	N/A	44.271.070	N/A	112.106.924	N/A	98.450.725	210.557.649
ID	N/A	2.032.785	N/A	5.147.589	N/A	4.520.540	9.668.129

EXHIBIT C

FORM OF

SHARE PLEDGE AGREEMENT

among

HANZADE VASFİYE DOĞAN BOYNER,

VUSLAT DOĞAN SABANCI,

YAŞAR BEGÜMHAN DOĞAN FARALYALI,

ARZUHAN DOĞAN YALÇINDAĞ,

IŞIL DOĞAN

as the Pledgees

and

JOINT STOCK COMPANY KASPI.KZ

as the Pledgor

Dated __, 202_

Dated __, 202_

This share pledge agreement (this "Agreement") is executed on __, 202_ (the "Signing Date"):

BETWEEN

1. Hanzade Vasfiye Doğan Boyner, a Turkish citizen with the Turkish ID number [•] and residing at the address of [•] (“HVDB”), Vuslat Doğan Sabancı, a Turkish citizen with the Turkish ID number [•] and residing at the address of [•], Yaşar Begümhan Doğan Faralyalı, a Turkish citizen with the Turkish ID number [•] and residing at [•], Arzuhan Doğan Yalçındağ, a Turkish citizen with the Turkish ID number [•] and residing at [•], and Işıl Doğan, a Turkish citizen with the Turkish ID number [•] and residing at [•] (collectively, the “Pledgees”);

2. Joint Stock Company Kaspi.kz, a joint stock company incorporated under the Laws of Kazakhstan, with its headquarters located at the address of 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan (the “Pledgor”);

The Pledgees and the Pledgor shall be referred to individually as the “Party” and collectively as the “Parties”.

WHEREAS:

A. On __, 202_, the Pledgees and the Pledgor entered into a stock purchase agreement (the "Stock Purchase Agreement") in relation to the purchase by the Pledgor of shares of the Pledgees in the Company.

B. As a condition to the shares being made available to the Pledgor under the Stock Purchase Agreement, according to the Stock Purchase Agreement, the Parties have agreed that the Pledgor grants to the Pledgees a first degree and first ranking pledge in favour of the Pledgees over 65,199,658 Class B Shares of the Company as set out in Schedule 1 (Pledged Shares) (as at the Signing Date, shares purchased by the Pledgor represent 65.41% of the total share capital of the Company and Pledged Shares represent 37.63% of the Class B Shares acquired by the Pledgor pursuant to the Stock Purchase Agreement) including the Additional Shares that may be issued by Company from time to time (the “Pledged Shares”) as a continuing security for the Secured Obligations.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1. Definitions

In this Agreement:

"Additional Shares" means, at any time after the Signing Date, the paid capital and/or bonus issue capital increases to be made on the Company's share capital, benefit of the pre-emption rights granted under such capital increases, share split, share exchange, capital increases with our without premium or capital substitution made by limitation of the pre-emption rights of third persons' or all additional shares in such numbers as to maintain the aforementioned ratios (share certificates issued/to be issued representing such shares and/or their issuance certificates) which will be included within the scope of this Share Pledge pursuant to the provisions of this Agreement in connection with the capital readjustment of the Company or acquired otherwise in the share capital of the Company by the Pledgor, or all the additional shares, instrument or assets issued in connection with the Pledged Shares in such numbers as to maintain the aforementioned ratios due to any merger, acquisition, share exchange, transfer of assets, liquidation or similar corporate restructuring;

“Affiliates” has the meaning assigned to in Exhibit A of the Stock Purchase Agreement;

"Agreement" means this Share Pledge Agreement between the Parties together with the Schedules;

“Big Four” means four global accounting firms Deloitte, Ernst&Young (EY), PricewaterhouseCoopers (PwC), and Klynveld Peat Marwick Goerdeler (KPMG);

"Business Day" means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, United States, or Ankara, Republic of Türkiye, or Astana, Kazakhstan are authorized or required by law to close;

“Closing Date” has the meaning set forth in Section 2.2(a) of the Stock Purchase Agreement;

"Company" means D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint stock company incorporated under the Laws of the Republic of Türkiye, registered with the Istanbul Trade Registry under the registration number 436165-0 and with its headquarters located at the address of Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No: 12 Trump Towers Kule:2 Kat:2 Şişli/Istanbul, Republic of Türkiye;

“Event of Default” means any default, delay or failure by the Pledgor in paying the Secured Obligations in accordance with Section 2.3(a)(ii) of the Stock Purchase Agreement which continues for five (5) Business Days following notice thereof by the Pledgees;

"Execution and Bankruptcy Law" means the Execution and Bankruptcy Law numbered 2004, published in the Official Gazette dated 19 June 1932 and numbered 2128;

“Final FMV” has the meaning assigned to in clause 4 of this Agreement;

“FMV” has the meaning assigned to it in clause 4 of this Agreement;

“Independent Valuation” has the meaning assigned to in clause 4 of this Agreement;

“Independent Valuer” has the meaning assigned to in clause 4 of this Agreement;

“Initial Valuer” has the meaning assigned to it in clause 4 of this Agreement;

“Party” has the meaning set forth in the Preamble;

"Pledged Shares" has the meaning assigned to it in the Preamble of this Agreement;

"Pledgees" has the meaning assigned to it in the Preamble of this Agreement;

"Pledgor" has the meaning assigned to it in the Preamble of this Agreement;

"Related Rights" means in respect of any Pledged Shares, all rights including, but not limited to, rights and payments due at any time during the term of this Agreement (and including, but not limited to, managing, voting, attending to general assembly, dividend and distribution rights, the right to file an annulment action against general assembly resolutions), benefits and interests in respect of or derived from the Pledged Shares and any amounts to be declared or distributed in connection therewith and any and all other proceeds (including liquidation proceeds and interest thereof), from time to time received, distributed or otherwise receivable in respect of or in exchange for the Pledged Shares;

"Release Date" has the meaning assigned to it in clause 9 of this Agreement;

“Second Valuer” has the meaning assigned to in clause 4 of this Agreement;

“Secured Obligations” means the obligations of the Pledgor to pay to the Pledgees the Deferred Cash Consideration (as defined in the Stock Purchase Agreement) in the aggregate, due no later than six (6) months after the Closing Date of the Stock Purchase Agreement, as per and in accordance with Section 2.3(a)(ii) of the Stock Purchase Agreement;

"Share Certificates" means any temporary share certificates, share certificates or bare shares representing the Pledged Shares;

"Share Pledge" has the meaning assigned to it in clause 2.1.a. of this Agreement;

"Share Pledge Agreement Supplement" means a share pledge agreement supplement entered into substantially in the form set out in Schedule 4 (Share Pledge Agreement Supplement) hereto in accordance with the terms of this Agreement;

"Turkish Commercial Code" means the Turkish Commercial Code numbered 6102, published in the Official Gazette dated 14 February 2011 and numbered 27846.

1.2. Interpretation

1.2.a. In this Agreement, unless otherwise expressly provided, the following rules of interpretation shall apply:

1.2.b. When calculating the period of days before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the day that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the relevant period shall end on the next succeeding Business Day. Unless otherwise expressly indicated, the terms indicated in weeks or months shall end on the same calendar day of the relevant week or month set as the end of the term.

1.2.c. The expressions of each Party shall include their respective legal successors, legatees, heirs and devisees of each Party.

1.2.d. Unless otherwise explicitly stated, all references made to days shall mean calendar days.

1.2.e. Unless expressly stated to the contrary, in this Agreement: (i) words in singular include the plural and vice versa; (ii) references to a clause, paragraph, section or Schedule are a reference to clause of, or a Schedule or paragraph, or section of a Schedule to, this Agreement; (iii) Schedules form part of this Agreement and shall be construed and have the same full force and effect as if expressly set out in the main body of this Agreement; (iv) the division of this Agreement into sections, paragraphs and other subdivisions and the insertion the headings in this Agreement are for ease of reference only and shall not in any way affect its construction or interpretation; and (v) references to "include" or "including" are to be construed without limitation shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

2. SHARE PLEDGE

2.1. Establishment of the Share Pledge

2.1.a. Pursuant to the terms and conditions of this Agreement, Pledgor hereby irrevocably and unconditionally establishes in favour of the Pledgees, as collateral and continuing security for the irrevocable fulfilment of the Secured Obligations an effective first degree and first ranking (birinci derece ve birinci sıra) pledge (the "Share Pledge") over the Pledged Shares as stated in Schedule 1 and the Related Rights in relation to the Pledged Shares.

2.2. Exercise of Rights Pertaining to the Pledged Shares

2.2.a. On the Signing Date of this Agreement, the Pledgor shall irrevocably:

2.2.a.1. deliver to the Pledgees the Share Certificates representing the Pledged Shares, each bearing a pledge endorsement (rehin cirosu) in favour of Pledgees on a pro rata basis in accordance with clause 2.1.a. above;

2.2.a.2. deliver to the Pledgees a copy of duly approved board of directors' resolution, in the form and substance satisfactory to the Pledgees, regarding the pledging and pledge endorsement of the shares belonging to the Pledgor to the Pledgees and the establishment of a Pledge in favor of the Pledgees on these shares on the Signing Date;

2.2.a.3. deliver the notarized copies of the relevant pages of the Company's share ledgers evidencing the registration of the Share Pledge to the Pledgees;

2.2.a.4. deliver to the Pledgees a fully completed and signed Representation Certificate attached hereto as Schedule 2 (Representation Certificates) and General Instruction attached hereto as Schedule 3 (General Instruction) both of which will become invalid and unusable, and be returned to the Pledgor, upon fulfilment of the Secured Obligations; and

2.2.a.5. carry out any and all other transactions required or necessary under applicable law for the establishment and validity of the Share Pledge on the Pledged Shares or as reasonably requested by the Pledgees.

2.2.b. Until the occurrence of an Event of Default, the Pledgor shall have the right to exercise its voting rights and other Related Rights provided that it shall exercise its rights in respect of the Pledged Shares taking into account the benefits of the Pledgees in an equitable manner and shall not exercise its rights in a manner that would result in an Event of Default or otherwise materially prejudice the Pledgees relative to other shareholders of the Company. Following the occurrence of and during the continuance of an Event of Default, all voting rights and other Related Rights shall be exercisable by the Pledgees in accordance with the provisions of the Stock Purchase Agreement and this Agreement and not by the Pledgor.

2.2.c. Upon the occurrence of an Event of Default, any Related Rights, including the rights to attend and vote at the general assembly meetings, shall be exercised solely by the Pledgees. For the avoidance of doubt, without prejudicing the rights of the Pledgor, the Pledgees shall exercise the rights to attend and vote at the general assembly meetings based on the "depositor representative" power granted hereunder. The provisions hereof shall constitute, on their own, a duly executed letter of proxy authorizing the Pledgees to exercise the right to attend, and vote at, the general assembly meetings and the Pledgor shall procure that the Company enables the Pledgees to exercise the Related Rights in accordance with this provision without any further request.

3. ABSOLUTE SECURITY INTEREST

3.1. All rights of the Pledgees under this Agreement, all security rights of the Pledgees stated in this Agreement and all obligations of the Pledgor under this Agreement are absolute, in each case, subject to applicable law.

3.2. The Share Pledge is to be a continuing and independent security interest, notwithstanding any intermediate payment in respect of the Secured Obligations or amendment of the Stock Purchase Agreement or any discharge to be made under the Stock Purchase Agreement and without prejudice to any other security interests which the Pledgees may now or hereafter hold in respect of the Secured Obligations. For the avoidance of doubt, any intermediate payment to be made by the Pledgor which constitutes a decrease in the amount of the Secured Obligations will not affect the existence and validity of the Pledge, and the Pledge will continue to be in full force and effect for the remaining portion of the Secured Obligations.

3.3. For the avoidance of any doubt, this clause 3 shall be without prejudice to the principle of ancillary (rehnin fer'iliği ilkesi) of the pledge under the Turkish law and provisions of this clause 3 shall interpreted accordingly.

4. ENFORCEMENT OF THE SHARE PLEDGE

4.1. Following the occurrence of an Event of Default:

4.1.a. the Pledgees shall be entitled to enforce the Share Pledge and sell all or any part of the Pledged Shares as stated in clause 4.1.b. below.

4.1.b. the Pledgees shall be entitled to have the Pledged Shares sold, at their sole discretion, whether by way of foreclosure of the pledge in accordance with the applicable provisions of the Execution and Bankruptcy Law or by way of private sale, in the sole discretion of the Pledgees among the nominees (which may include Affiliates of the Pledgees) selected by the Pledgees (in their sole discretion) and to deduct the sale proceeds to be collected in such way from the receivables under the Secured Obligations, without being required to applying an official authority and other legal remedies. The nominees should not include competitors of Pledgor or the Company.

4.1.c. The procedure of the Pledgees to use their authority of private sale shall commence with a written notice (“Private Sale Initiation Notice”) to Pledgor of Pledgees’ intention to effect a private sale and their intention to seek determination of the fair market value of the Pledged Shares (the "FMV") in accordance with this clause. The FMV for purposes of this Agreement shall mean the market value of the Pledged Shares in the Company as of the reference date to be used by the Independent Valuers (as defined below) to determine the FMV, calculated in US Dollars. If the Pledgees exercise their option to conduct a private sale in accordance with the provisions set forth under this Agreement, the Pledgees, at their sole discretion, shall be entitled to appoint one of the Big Four audit firms ("Initial Valuer") in order to determine the FMV of the Pledged Shares by application of an internationally recognized valuation method. The Pledgees shall promptly notify the Pledgor in writing of their decision to appoint the Initial Valuer, following which the Pledgor shall be entitled to appoint another Big Four audit firm (a “Second Valuer”, and together with the Initial Valuer, each, an “Independent Valuer”) to determine the FMV. If the Pledgor decides not to exercise its right to appoint a Second Valuer, then the FMV as determined by the Initial Valuer shall be the final and binding FMV of the Pledged Shares. If however the parties appointed two separate Independent Valuers, then: (a) if the FMV as determined by each Independent Valuer (each, an “Independent Valuation” and together, the “Independent Valuations”) is the same as the other, then the parties hereto agree that such FMV shall be the final and binding FMV of the Pledged Shares; and (b) if, the Independent Valuations as determined by the Independent Valuers are not the same, then the parties hereto agree that the final FMV shall be the average of the two Independent Valuations. The FMV, as finally determined pursuant to this clause 4.1.c., shall be referred hereto as the “Final FMV”. Except in the case of fraud or manifest error, including miscalculation and arithmetical errors, the determination of the Final FMV in accordance with this clause 4.1.c. shall be final and binding on the Parties. The parties hereto accept, declare and undertake that (a) they shall promptly provide the Independent Valuer with the information and data to be required by such Independent Valuer, (b) make available to the Independent Valuer, upon its request, representatives and officers of each of the Company, the Pledgees and the other Independent Valuer, as applicable, and (c) the fees and costs of each Independent Valuer shall form part of the Secured Obligations. In the event that the Pledgor fails to provide Independent Valuation by the Second Valuer to the Pledgees within 30 days from Private Sale Initiation Notice, then the FMV as determined by the Initial Valuer shall be the final and binding FMV of the Pledged Shares.Following the determination of the Final FMV of the Pledged Shares by the Independent Valuer, the Pledgees, at their sole discretion, shall be entitled to use their authority of private sale of the Pledged Shares to the nominees (which may include Affiliates of the Pledgees), which the Pledgees deem appropriate, at the Final FMV. If the

Pledgees are unable to sell the Pledged Shares at the Final FMV despite making all necessary and reasonable efforts, the Pledgees shall be entitled to sell the Pledged Shares at a price corresponding to at least 85% of the Final FMV.

4.1.d. In the event that the Pledgees elect (in their sole discretion) to use their authority of private sale and initiate the procedure for this private sale, it shall not be considered as a waiver of their right to initiate legal proceedings by way of foreclosure of the pledge in accordance with the applicable provisions of the Execution and Bankruptcy Law. The Pledgees shall be authorized to initiate legal proceedings by way of foreclosure of the pledge in accordance with the applicable provisions of the Execution and Bankruptcy Law, regardless of the stage of the proceedings to be initiated during the private sale.

4.1.e. Additionally, the Pledgees are entitled to foreclose, at their sole discretion, the Pledged Shares directly in the market or in the stock exchange on the basis of market value or in any way that the Pledgees will deem appropriate without initiating the foreclosure proceeding of the pledge over the movables regulated under the Execution and Bankruptcy Law and to use the collected sale amounts for the satisfaction of the Secured Obligations. The Pledgor hereby agrees, represents and undertakes that it waives, in advance, all kinds of their rights of defence and objection in this respect.

4.1.f. The Pledgor accepts, declares and undertakes that it shall and shall procure that the Company shall, as applicable, (a) not take actions which would reasonably be expected to prevent the sale of the Pledged Shares, (b) record the new owner of the Pledged Shares in the Company's share ledger promptly, and in any event within five (5) Business Days following the sale of the Pledged Shares, and (c) take all actions reasonably necessary or desirable to foreclose the Pledged Shares, at the sole cost of the Pledgor and the Company, in a way that the Pledgees deem reasonably appropriate in accordance with this Agreement. The Pledgor shall not claim the invalidity of the authority given in relation to the procedure of private sale.

4.1.g. All proceeds collected as a result of any foreclosure of the Pledged Shares shall be received by the Pledgees.

4.1.h. All dividends received by the Pledgor after the occurrence of an Event of Default shall be segregated from other funds of the Pledgor and shall be promptly, and in any event within two (2) Business Days of receipt, paid to the Pledgees and such amount shall be deducted from the receivables under the Secured Obligations. For the avoidance of doubt, the dividends declared but not paid before the occurrence of an Event of Default shall be directly paid to the Pledgees after the occurrence of an Event of Default. In case such dividends are received by the Pledgor after the occurrence of an Event of Default, these amounts shall be segregated from other funds of the Pledgor and shall be promptly, and in any event within two (2) Business Days, paid to the Pledgees.

4.1.i. Following the occurrence of an Event of Default, all rights relating to the Pledged Shares, including but not limited to the voting rights (except for the ownership right), shall be exercised by the Pledgees and not by the Pledgor in accordance with the terms and conditions of this Agreement and the Pledgees and the Pledgor expressly accept such voting arrangements. The Pledgees shall be entitled to exercise such voting rights as they deem appropriate and in their sole and absolute discretion to protect their interest as Pledgees, but otherwise without prejudice to the rights and interest of the Pledgor.

4.1.j. The Pledgees shall cause the sale of only the portion of the Pledged Shares necessary to satisfy the Secured Obligations. The net proceeds received by the Pledgees in respect of the sale of the Pledged Shares pursuant to this clause 4 shall be used by the Pledgees only for the satisfaction of the Secured Obligations determined in accordance with the Stock Purchase Agreement, and any amount in excess thereof following the full satisfaction of the Secured Obligations shall be returned to the Pledgor.

5. REPRESENTATIONS AND WARRANTIES

5.1. The Pledgor represents and warrants the following, in each case, assuming the correctness and accuracy of the Fundamental Representations (as defined in the Stock Purchase Agreement) regarding the Sellers and the Company (the “Fundamental Representations”) to the extent they impact the following representations and warranties:

5.1.a. the Pledgor is the sole registered, lawful and beneficial owner of, and at the date of this Agreement has full, valid and unrestricted title to the Pledged Shares currently owned by it as free and clear of any lien, security interest, option or pre-emption right or other charge or encumbrance or voting arrangement and the Share Pledge established by this Agreement and there are no counterclaims which give rise to exercise of right of set-off or right of retention against the Pledged Shares owned by the Pledgor, the rights of the Pledgor arising from the Pledged Shares have not been transferred or assigned;

5.1.b. all necessary authorizations and approvals required for the execution, performance and validity of this Agreement and to enable or entitle the Pledgor to enter into this Agreement and to perform its obligations under this Agreement have been obtained and are in full force and effect and will remain in full force and effect at all times during the validity period of this Agreement;

5.1.c. the Pledged Shares represent 20% of the total issued capital of the Company as of the Signing Date and they (together with any Additional Shares) shall continue to represent 20% of the total issued capital of the Company during the term of the Share Pledge;

5.1.d. the Pledgor has not sold or including the establishment of usufruct rights or disposed of, or agreed to sell or dispose of, any of the Pledged Shares or any of the rights derived arising out of the Pledged Shares;

5.1.e. the obligations established in favour of the Pledgees under this Agreement or the Share Pledge Agreement Supplement constitute legal, valid and binding obligations and are enforceable against them in accordance with the terms of this Agreement and the Share Pledge Agreement Supplement;

5.1.f. the execution, delivery and performance of this Agreement by the Pledgor does not violate any applicable law or any provisions of the other relevant regulations or any decision or decree of any court or any provision of its constitutional documents that are applicable to the Pledgor including the article of associations, nor constitute a violation under any agreement or other instrument which it is a party to or which is binding on it;

5.1.g. this Agreement creates a valid and duly established first degree and first ranking share pledge over the Pledged Shared held by the Pledgor in favour of the Pledgees, in order to constitute the security of the Secured Obligations;

5.2. the representations and warranties set forth under clause 5.1. of this Agreement are made on the Signing Date hereof and are deemed to be repeated on each date when a Share Pledge Agreement Supplement is executed by the Pledgor.

5.3. The Pledgee accepts and undertakes that share classes may be removed and the articles of association of the Company amended therefore, certificates representing the Pledged Shares may have to be cancelled and new shares certificates issued for that purpose, this shall not be a breach of the Agreement or the warranties herein.

5.4. In case any claim is made by a third party for a breach of the Fundamental Representations, which is resolved by a final, non-appealable order of a court or arbitrator of competent jurisdiction against the Sellers, and which impacts the representations and warranties of the Pledgor herein, the Pledgor shall not be deemed in breach of its representation and warranties hereunder which related to such claims or the subject matter thereof.

6. COVENANTS OF THE PLEDGOR

6.1. Until the Release Date, the Pledgor is obliged to satisfy the following (in each case subject to the correctness and accuracy of the Fundamental Representations to the extent they impact the following covenants):

6.1.a. Subject to the Pledgor having had such number of its representatives appointed as a majority of the Board of the Company, the Pledgor shall, and shall cause the Company to, promptly, and in any event within seven (7) Business Days of receipt, deliver to the Pledgees a copy of each notice in relation to the Pledged Shares received by the Pledgor and the Company and notify the Pledgees of any claims raised by third parties and/or governmental authorities in relation to the Pledged Shares which may have an effect on the value or the legal title or ownership of the Pledged Shares.

6.1.b. To the extent the Pledgor defends the Pledgees’ rights and security interests attached to or in relation to the Pledged Shares against the claims of any third person the Pledgor shall do so in consultation with the Pledgees.

6.1.c. The Pledgor at its sole cost and expense, shall, and shall cause the Company to, promptly take all actions and execute and deliver all ancillary documents and requirements (including, but not limited to, serving notices, preparing documentation and conducting any registrations as may be required under the Turkish Law and relevant legislation) that the Pledgees that may be required at any time in order to (a) promptly perfect the Share Pledge, (b) enable the Pledgees to exercise and enforce its rights and remedies under this Agreement with respect to the Pledged Shares and the Share Pledge (including, without limitation, undertaking a private sale following the occurrence of an Event of Default), (c) satisfy the purposes of this Agreement, and (d) hold the Pledgees harmless from and against any violation of the Pledgor which may affect the validity of the Share Pledge.

6.1.d. Except for the Share Pledge established and to be established under this Agreement, the Pledgor shall not sell, assign, transfer, exchange or otherwise dispose of, establish usufruct rights or agree to sell or dispose of, the benefit of all or any of their rights including the pre-emption rights in relation to any capital increase in the share capital of the Company and any interest in relation to or attached to the Pledged Shares or any part thereof.

6.1.e. The Pledgor shall not create or permit to the establishment of any other pledge, lien, security interest, ancillary attachment, other charge or other encumbrance or any personal right or right in rem on the Pledge Shares or which may wholly or partly affect the Pledged Shares except for the Share Pledge established or to be established under this Agreement and shall not assign and transfer their rights in relation to the Pledged Shares.

6.1.f. The Pledgor shall not make or consent to any amendment or other modification or waiver with respect to any of the Pledged Shares (or the rights arising out of the Pledged Shares) or enter into any agreement with respect to any of the Pledged Shares or permit to exist any restriction on the Pledged Shares (or the rights arising out of the Pledged Shares) other than the Share Pledge under this Agreement; provided, however, that the foregoing shall not limit or restrict the Pledgor from taking any actions contemplated by the Stock Purchase Agreement, including, but not limited to, the reclassification of Class A Shares as Class B Shares and/or the reclassification of all Class A and Class B Shares as common stock or ordinary shares.

6.1.g. In case of the issuance of the Additional Shares, the Pledgor shall, and shall cause the Company to grant or procure to grant to the Pledgees additional pledge(s) by executing or procuring to execute the Share Pledge Agreement Supplement confirming that such Additional Shares are within the scope of this Agreement and take or cause to be taken any and all actions necessary or desirable and requested by the Pledgees including but not limited to the delivery to the Pledgees of the share certificates representing the Additional Shares.

6.1.h. In the event that the Pledgor raises capital through its Affiliates prior to the Release Date, the Pledgor shall, and shall cause the Company to: (a) ensure that the Pledgee maintains a pledge over 20% of the total share capital of the Company until the Release Date; (b) sign and/or procure to sign and deliver to the Pledgees, (i) a Share Pledge Agreement Supplement in the form set out in Schedule 4 hereto; and (ii) any other undertaking, agreement or any other documents upon the request of the Pledgees; and (c) endorse and/or procure to endorse the additional share certificates representing such Additional Shares by pledge endorsement and deliver such certificates to the Pledgees, on the date when the Additional Shares are issued with respect to the Additional Shares referred to in paragraph (xi) above; and (d) comply with the other requirements stipulated hereunder in relation to such Additional Shares. For the avoidance of doubt, the Company shall be permitted to raise capital through third parties if funds are required on an emergency basis, and in that event, the provisions of this clause 6.1.h. shall not apply.

6.1.i. The Pledgor hereby (a) agrees that each Share Pledge Agreement Supplement shall be deemed as an integral part of this Agreement and that the Share Pledge shall include all shares or other equity securities listed in the attachment of the Share Pledge Agreement Supplement in compliance with all purposes under this Agreement, and (b) authorizes the Pledgees, at their sole cost, to take all further actions necessary to establish and perfect the security interest granted under each Share Pledge Agreement Supplement or which the Pledgees may deem necessary or may request. Each Share Pledge Agreement Supplement shall be deemed as the supplementary part of this Agreement and the pledge to be established over such Additional Shares shall be constituted as a part of the Share Pledge under the purposes of this Agreement. The Pledgor hereby undertakes to deliver and ensure the deliverance by the Company of the additional documents that the Pledgees may request under the Additional Shares or the Share Pledge Agreement Supplement to the Pledgees.

6.1.j. The Pledgor shall promptly take and shall cause the Company to take any other action reasonably necessary or desirable or reasonably requested by the Pledgees to ensure the establishment, perfection, enforcement or protection of first degree and first ranking pledge over the Pledged Shares, including without limitation (a) to comply with any relevant provision of any relevant law, statute, regulation, bylaw or other legislation of the Republic of Türkiye as to any Pledged Shares (b) to obtain all kinds of consent and approval which may be necessary under and/or in relation to the Pledged Shares; and (c) taking all necessary actions required by law as applicable in any relevant jurisdiction or by other law as applicable in any jurisdiction. The Parties agree that there is no governmental approval required to be obtained for the establishment and perfection of the Pledged Shares. For the avoidance of doubt, in case of a sale pursuant to clause 4 of this Agreement, the Pledgor shall provide all information, documents and any other instruments reasonably necessary to cooperate with the nominee who has purchased the Pledged Shares, to obtain any necessary regulatory approvals from the Banking Regulation and Supervision Agency, Central Bank of the Republic of Türkiye and Information Technologies and Communication Authority.

6.1.k. The Pledgor hereby accepts not to use votes in the general assembly of the Company in relation to the amendment of the articles of association of the Company in a manner which may affect, reduce or nullify any of the rights and authorities of the Pledgees arising from this Agreement, excluding whereby an obligation of the Pledgor to amend or vote for the amendment of articles of association of the Company is explicitly stipulated in the Stock Purchase Agreement or a prior written consent is given by the Pledgees in this respect; provided, however, that the foregoing shall not limit or restrict the Pledgor from taking any actions contemplated by the Stock Purchase Agreement, including, but not limited to, the reclassification of Class A Shares as Class B Shares and/or the reclassification of all Class A and Class B Shares as common stock or ordinary shares.

6.1.l. Until the occurrence of an Event of Default, the Pledgor shall be entitled to exercise the voting rights provided by Pledged Shares to it in a way that does not adversely affect or abolish the Share Pledge or cause this Agreement to be invalid; upon the occurrence of any Event of Default under this Agreement, voting rights and rights to attend the general assembly shall be exercised by the Pledgees in accordance with the authorization granted under this Agreement. In this respect, upon the occurrence of any Event of Default, the rights to attend the general assembly meetings and the voting rights shall be exercised by the Pledgees without the need to any other transaction or any further document, the terms of this Agreement by themselves constitute a duly issued authorization document with respect to the utilization of the rights to attend the general assembly meeting and voting rights. The Pledgor acknowledges, declares and undertakes (i) that the Pledgor appoints the Pledgees to be its attorney in relation to the Pledged Shares on its behalf to exercise, or delegate the exercise of, any of the rights, powers and authorities conferred on them by or pursuant to this Agreement or by law (ii) that the Pledgees are entitled to use such authorizations at their reasonable discretion and commensurate with what is needed to protect their interests, that the Pledgor shall not raise any claims regarding the liabilities of the Pledgees in this respect (iii) that the purpose of the authorization granted to the Pledgees is to exercise voting rights and rights to attend the general assembly to procure the satisfaction and collection of the Secured Obligations and that the Pledgor waives their rights granted to themselves as the principal under article 429 of the Turkish Commercial Code to the extent permitted by law, (iv) that the Pledgees are not obliged to obtain any instruction from the Pledgor before any general assembly meeting, (v) the Pledgor has given an irrevocable and invariable instruction to the Pledgees in order for the Pledgees to perform all transactions which it deems reasonably necessary to procure the satisfaction and the collection of the Secured Obligations, that there is no need to provide any further instruction in this respect. The Pledgor undertakes not to revoke and/or restrict, in any way, the authorization granted under this Agreement. The Pledgor hereby accepts and undertakes that it shall not make any request or claim to the Pledgees due to the appointment of the Pledgees as proxy (representative) or exercise of the voting rights by the Pledgees in any way, to waive all of their rights and claims against the Pledgees under this Agreement which may arise due to non-compliance of the Pledgees with the instructions of the Pledgor and to indemnify the Pledgees against all damages and losses incurred by the Pledgees in this respect.

6.1.m. In addition to the provisions contemplated under clause 6.1.l. above, the Pledgor acknowledges, declares and undertakes to completely and duly deliver the General Instruction in the form and the substance as set out under the Schedule 4 and the Representation Certificate in the form and the substance as set out under the Schedule 2 and to submit such to the Pledgees on the Signing Date. The Pledgor shall not revoke and/ or restrict, or purport to revoke and/or restrict, in any way, the authorization granted under the General Instruction in the Schedule 3 and the Representation Certificate in the Schedule 2.

6.1.n. Without prejudice to the enforceability of the provisions contemplated under clauses 6.1.l. and 6.1.m. above and without the interpretation that the opportunity of the Pledgees to benefit the rights granted to it under such articles have been restricted in any way; in the event the Pledgees deem that it is necessary to exercise these rights in such way and requests to do so, in addition to the General Instruction in the form and the substance as set out under the Schedule 3 and the Representation Certificate in the form and the substance as set out under the Schedule 2, the Pledgor, upon the request of the Pledgees, shall submit to the Pledgees an instruction and/or representation certificate in the form and substance satisfactory to the Pledgees within 5 (five) Business Day as of each request at the latest and in any case, before the general assembly meeting. The Pledgor acknowledges, declares and undertakes that, the Pledgees may exercise the voting rights in the general assembly meetings in accordance with the provisions of this Agreement in case of the failure by the Pledgor to submit such documents and that no general assembly or similar meeting in which the Pledgor required to exercise the voting rights shall be convened before the Pledgees are able to exercise the voting rights.

7. ADDITIONAL PROVISIONS REGARDING THE SHARES

7.1. The Pledgees shall have no duty or liability to preserve rights pertaining to the Pledged Shares (except for proper safekeeping, the preservation of the physical existence of the share certificate) and shall be relieved of all responsibility in relation to the Pledged Shares under this Agreement upon the receipt of the Share Certificates to the Pledgor as of the Release Date as provided for in clause 9 of this Agreement. The Pledgor agrees and undertakes that the Pledgees shall have no responsibility for:

7.1.a. ascertaining or taking action with respect to calls, conversions, correspondence, exchanges, maturities, changes, tenders or any other matters or the obligations of the Pledgor relating to any of the Pledged Shares, whether or not the Pledgees have or are deemed to have knowledge of such matters provided, however, that the foregoing shall not limit or restrict the Pledgor from taking any actions contemplated by the Stock Purchase Agreement, including, but not limited to, the reclassification of Class A Shares as Class B Shares and/or the reclassification of all Class A and Class B Shares as common stock or ordinary shares, or

7.1.b. taking any measures deemed necessary by the Pledgees acting reasonably to preserve rights in relation to any of the Pledged Shares from any third parties.

7.2. The Pledgees shall not be responsible to the Pledgor for any loss, liability, cost, claim, action, demand or expense incurred by the Pledgor in respect of the Pledged Shares.

7.3. The Pledgees shall act together and not separately. The Pledgess shall send the same instruction to the Pledgor. The Pledgor shall not be obliged to take into account different instructions from the Pledgees on the same issue.

8. TERM

8.1. This Agreement shall enter into force and be binding on the Parties and their successors on the Signing Date of this Agreement.

8.2. This Agreement shall continue to be in effect until the Release Date.

9. RELEASE OF THE SHARE PLEDGE

9.1. Once the all of the Secured Obligations and all other obligations have been fully and finally paid and discharged, the Pledgees shall, upon request from and at the cost of the Pledgor and subject to the provisions in this Agreement, release, without recourse or warranty as promptly as possible, in any event within seven (7) Business Days as of the receipt of such request, the Pledged Shares from the Share Pledge (the "Release Date").

10. OTHER PROVISIONS

10.1. Notices

10.1.a. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, upon transmission by: (i) e-mail (provided that the e-mail is confirmed by the recipient thereof and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient), (ii) one (1) day after deposit with FedEx or similar overnight courier service, or (iii) three (3) days after being mailed by first-class mail, return receipt requested; provided that if any communication would otherwise become effective on a non-Business Day, it shall instead become effective on the next Business Day. Notices, demands, and communications to the Parties shall, unless another address is specified by written notice to the other Parties in accordance with this clause 10.1, be sent to the addresses indicated below:

Pledgees

[•]

Attention: Tolga Babalı

E-mail: [•]

With copies to (which notice shall not constitute notice):

Sullivan & Cromwell LPP - 125 Broad Street New York, NY 10004

Attention: Scott B. Crofton

E-mail: croftons@sullcrom.com

and

Kabine Law Office – Büyükdere Cad. No. 195, D:6, 34394, Levent, İstanbul, Türkiye

Attention: Tuvan Yalım

E-mail: tyalim@kabinelaw.com

Pledgor

Joint Stock Company Kaspi. kz - 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan

Attention: Mikheil Lomtadze and Yuri Didenko

E-mail: [•]

With copies to (which notice shall not constitute notice):

DLA Piper LLP (US) – 1251 Avenue of the Americas New York,, NY 10020

Attention: Jonathan Klein

E-mail: Jonathan.klein@us.dlapiper.com

and

Akol Law – Esentepe Mahallesi, Kanyon Ofis Binası Büyükdere Cad. No: 185 Kat: 18 34394 İstanbul, Türkiye

Attention: Meltem Akol

E-mail: makol@akol.av.tr

10.1.b. Any of the Parties may change its address in this Agreement by notifying in writing the other in accordance with this clause 10.1, such notification to take effect upon receipt by the Party so addressed. Otherwise, all notices made to the foregoing addresses shall be deemed to have been duly received by the recipient.

10.2. This Agreement constitutes an integral part of the Stock Purchase Agreement. For the avoidance of doubt, this Agreement does not in any way impede the execution of the Stock Purchase Agreement and the performance by the Parties of their respective obligations arising out of or in connection with Stock Purchase Agreement. The Parties hereby agree that the Pledgees may have recourse to any remedies to secure the Deferred Cash Consideration available to them under the Stock Purchase Agreement and that this Agreement does not in any way preclude recourse to mechanisms arranged under the Stock Purchase Agreement and the governing law agreed therein.

10.3. This Agreement may not be amended, modified or supplemented except in a separate writing signed by both Parties expressly so amending, modifying or supplementing this Agreement. Any provision of this Agreement may be waived by the Party entitled to the benefit thereof, if in writing and signed by the Party entitled to the benefit thereof. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.4. This Agreement and any claims or disputes arising out of or relating to this Agreement will be governed by and construed in accordance with the Laws of the Republic of Türkiye, without giving effect to any choice of law principles that would mandate the application of laws of another jurisdiction. The Parties irrevocably agree that İstanbul Central Courts (Çağlayan) and Execution Offices shall have the exclusive jurisdiction to hear and determine any lawsuit, action or proceeding and to settle any disputes and all matters arising out of or in connection with this Agreement.

10.5. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.

10.6. No failure on the part of the Pledgees to exercise, or delay in exercising any of the rights, powers and remedies provided by this Agreement or by law shall operate as a waiver thereof, nor shall any single or partial waiver of any such right, power or remedy preclude any further or other exercise thereof or of any other such right, power or remedy. The rights and remedies of the Pledgees provided herein are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law.

10.7. Any assignment of this Agreement, in whole or in part, by operation of law or otherwise by the any Party without the prior consent of the other Party will be void.

10.8. This Agreement will be binding upon the Parties, and inure to the benefit of, and be enforceable by, and their respective successors and respective assigns.

10.9. This Agreement has been prepared and executed in Turkish and English in dual column, and the Turkish version shall govern and prevail in the event of any conflict.

10.10. Each Pledgee hereby irrevocably authorizes and appoints HVDB as their representative to take or cause to be taken all actions and to do or cause to be done all the things necessary or reasonably requested by the Pledgor under this Agreement. The Pledgor shall have no liability for dealing with HVDB only (on behalf of the other Pledgees) and shall be entitled to accept all instructions and authorizations from HVDB (on behalf of all Pledgees) without further verification. HVDB may appoint and act through her agents in relation to the authorities conferred to her herein. In such case, HVDB will notify the Pledgor of such appointment promptly in writing.

10.11. The Parties hereto have caused this Agreement to be executed by themselves or their duly authorized representatives in force and effect as of the date first above written, in six (6) original copies with one original copy provided for each Pledgee and the Pledgor.

PLEDGEES:

HANZADE VASFİYE DOĞAN BOYNER

By:
Name:

VUSLAT DOĞAN SABANCI

By:
Name:

YAŞAR BEGÜMHAN DOĞAN FARALYALI

By:
Name:

ARZUHAN DOĞAN YALÇINDAĞ

By:
Name:

IŞIL DOĞAN

By:
Name:

PLEDGOR:

JOINT STOCK COMPANY KASPI.KZ

By:
Name:
Title:

Schedule 1

Pledged Shares

Serial No.	Share Certificate No.	Shareholder	Share Class	Number of Shares	Total Value (TRY)
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]

Schedule 2

Representation Certificate

PRINCIPAL

Name Surname – Title

Tax ID/ MERSIS No:

Address:

REPRESENTATIVE

Name Surname – Title

Tax ID/ MERSIS No:

Address:

NUMBER AND TOTAL NOMINAL VALUE OF THE DEPOSITED SHARES:

Capital:

Share Amount:

Vote Amount:

Address:

The authorization granted to the representative in relation to utilization of the right to attend the general assembly meeting arising out of the abovementioned shares/share certificates held by the representative and the right to vote in relation to agenda items at its own discretion, also includes the right to appoint third parties as proxy in this respect. [Date]

For the avoidance of doubt, the authorization under this Representation Certificate is issued for an indefinite period and has not been granted in order to exercise such rights only a specific general assembly meeting. Additionally, this Representation Certificate enables the representative to use the authorization granted hereby in relation to the shares stated above and to use such rights on any and all shares that we may acquire in [the Company] (including but not limited to share transfers and/or capital increases) after the issuance of this Representation Certificate.

Principal

[•]

Representative

[•]

Schedule 3

General Instruction

In accordance with the Share Pledge Agreement dated [•], [Name of the Pledgee] is authorized for indefinite period and not being limited to any specific general assembly meeting to exercise, as it deems appropriate, the voting rights (including but not limited to the right to vote in the general assembly and/or electronic general assembly, the right to add an item to agenda, the right to negotiate agenda items) in relation to my shares in the share capital of the Company, the details of which are set out below and the voting rights and rights to attend to general assembly arising out of such shares.

For the avoidance of doubt, the authorization under this General Instruction is issued for an indefinite period and has not been granted in order to exercise such rights only at a specific general assembly meeting. Additionally, the General Instruction gives the Representative the right to exercise the authorization provided under this General Instruction without need for any further authorization in terms of not only the shares stated below, but also all the shares in the share capital of the Company to be acquired by the Pledgor in any way (including but not limited to the capital increase and/or the share transfer) following the issuance date of this General Instruction.

Name of the Pledgor: [•]

Capital Amount: [•]

Share Amount: [•]

Vote Amount: [•]

Address: [•]

Schedule 4

Share Pledge Agreement Supplement

This share pledge agreement supplement dated [•] (the "Share Pledge Agreement Supplement"), is executed and delivered pursuant to clause 6.1.h of the Share Pledge Agreement referred to below. The terms defined in the Share Pledge Agreement and not otherwise defined herein are used as therein defined.

Joint Stock Company Kaspi.kz (the "Pledgor") hereby irrevocably and unconditionally establishes in favour of Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan (the "Pledgees"), a first degree and first ranking pledge over the shares and other equity securities listed in Exhibit A attached hereto and all of the Pledgor's rights in relation therewith.

The Pledgor agrees that (i) this Share Pledge Agreement Supplement is deemed as a schedule and an integral part of the Share Pledge Agreement, dated [•] (as amended, supplemented or otherwise modified from time to time, the "Share Pledge Agreement"), and made between the Pledgees and the Pledgor and (ii) the shares and other equity securities listed in Exhibit A attached hereto are deemed as a part of the Share Pledge under the Share Pledge Agreement. The Pledgor agree that the shares and other equity securities listed in Exhibit A attached hereto establish the Share Pledge for all purposes and are subject to the Share Pledge created by the Share Pledge Agreement.

The Pledgor irrevocably agree and undertake to (i) endorse the Share Certificates with pledge endorsement and deliver such to the Pledgees and to provide the Pledgees with the notarized copies of a board of directors resolution in substance satisfactory to the Pledgees, [unanimously] resolving that the Share Certificates are endorsed with pledge endorsement and delivered to the Pledgees and (ii) the notarized copies of the relevant pages of the Company's share ledgers evidencing that the Share Pledge is duly registered.

The Pledgor hereby certifies that the representations and warranties set forth in clause 5 of the Share Pledge Agreement are true and correct with respect to the Pledged Shares listed in Exhibit A attached hereto on and as of the date hereof.

Exhibit A

Serial No.	Share Certificate No.	Shareholder	Share Class	Number of Shares	Total Value (TRY)
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]

EXHIBIT D

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
HANZADE VASFİYE DOĞAN BOYNER, VUSLAT DOĞAN SABANCI, YAŞAR BEGÜMHAN DOĞAN FARALYALI, ARZUHAN DOĞAN YALÇINDAĞ, AND IŞIL DOĞAN, Plaintiffs, v. JOINT STOCK COMPANY KASPI.KZ, Defendant.	Index No. ________ Hon. __________ [PROPOSED] CONSENT ORDER AND FINAL JUDGMENT

WHEREAS, Plaintiffs Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan (“Plaintiffs”) commenced this action on ___ __, 20__, by filing the Complaint;

WHEREAS, Plaintiffs and Defendant Joint Stock Company Kaspi.kz (“Defendant” and, together with Plaintiffs, the “Parties”) entered into a Stock Purchase Agreement (the “Agreement”), dated [xxxxx], 2024, attached to the Complaint as Exhibit [#];

WHEREAS, the Parties agreed in Section 10.9(e) of the Agreement that this Court has jurisdiction to hear this action, that venue in this County is proper, and that the applicable law is New York law;

WHEREAS, the Parties agreed in Sections 2.3(a)(ii) and 6.13(b) of the Agreement that Defendant would pay to Plaintiffs the amounts described in Exhibit B of the Agreement (the “Deferred Cash Consideration”), within the agreed-upon timeframe set forth in Section 2.3(a)(ii) of the Agreement (the “Agreed Timeframe”), as partial consideration for the transfer of certain shares of D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint stock company incorporated under the Laws of the Republic of Türkiye, subject to the Defendant’s right to off-set against the Deferred Cash Consideration as set forth in Section 2.3(b) of the Agreement;

WHEREAS, Defendant has not complied with Sections 2.3(a)(ii) and 6.13(b) of the Agreement and the Agreed Timeframe has now expired;

WHEREAS, in Section 10.9(f) of the Agreement, Defendant expressly consented to the entry by this Court of this Consent Order and Final Judgment (the “Consent Order”), waived all defenses to entry of this Consent Order, known or unknown, that existed as of the date of the Agreement, other than Defendant’s compliance with the terms of Sections 2.3(a)(ii) and 6.13(b) of the Agreement, and consented to expedited proceedings for entry of the Consent Order;

WHEREAS, the Plaintiffs’ rights pursuant to Section 10.9(f) of the Agreement are subject in their entirety to the Defendant’s right to off-set against the Deferred Cash Consideration pursuant to Section 2.3(b) of the Agreement;

WHEREAS, the Parties now stipulate and consent to this Consent Order by the Court, and to each and every provision, order, and decree herein;

It is hereby ORDERED, ADJUDGED, and DECREED:

1. This Court has jurisdiction over the subject matter of this case and jurisdiction over Defendant.

2. Judgment is hereby entered against Defendant and in favor of Plaintiffs in the following amounts (exclusive of prejudgment and postjudgment interest):

a. Judgment against Defendant and in favor of Plaintiff Hanzade Vasfiye Doğan Boyner in the amount of [xxxx];

b. Judgment against Defendant and in favor of Plaintiff Vuslat Doğan Sabancı in the amount of [xxxx];

c. Judgment against Defendant and in favor of Plaintiff Yaşar Begümhan Doğan Faralyalı in the amount of [xxxx];

d. Judgment against Defendant and in favor of Plaintiff Arzuhan Doğan Yalçındağ in the amount of [xxxx];

e. Judgment against Defendant and in favor of Plaintiff Işıl Doğan in the amount of [xxxx].

3. Each Plaintiff is also entitled to prejudgment and postjudgment interest at the New York statutory rate of nine percent, to the extent permissible by C.P.L.R. §§ 5001, 5003, and 5004. Prejudgment interest shall accrue from the date of expiration of the Agreed Timeframe through the date of entry of this Order. Postjudgment interest shall accrue from the date of entry of this Order through the date payment is made.

4. The Parties shall seek to resolve any dispute regarding any other relief to which Plaintiffs are entitled under Section 10.9(f) of the Agreement, including Plaintiffs’ costs and attorney fees in connection with this proceeding.

5. The Court retains jurisdiction of this action to adjudicate any such dispute and to make any further orders necessary for the enforcement of this Order.

6. Within 30 days of entry of this Order, the Parties shall inform the Court whether they have any such further dispute. If the Parties have no further dispute, they shall inform the Court and request that the Court direct the Clerk to close this case.

7. If Defendant fails to comply with this Order, Plaintiffs may seek all available relief within the Court’s discretion, including, but not limited to, sanctions for contempt and additional damages.

8. In accordance with this Order, the Clerk is directed to enter judgment in favor of Plaintiffs and against Defendant in the amounts described herein. The Clerk shall enter judgment in this matter without any further order of this Court. This Order is enforceable immediately upon its entry, irrespective of whether any further disputes under paragraphs 4 to 6 remain outstanding.

It is SO ORDERED this __ day of ________, 20__

____________________________

Hon. ______________

CONSENTED TO:

[PLAINTIFFS’ COUNSEL SIGNATURE BLOCK]	[DEFENDANT’S COUNSEL SIGNATURE BLOCK]

EXHIBIT E

In the event of any conflict between the documents, materials and information set forth in items 1 and 2 of this Exhibit E on the one hand, and Sections 2.2 and 2.3 of this Agreement on the other hand, the provisions of Sections 2.2 and 2.3 of this Agreement shall control.

Closing Procedures:

1. Pursuant to Section 7.2(e)(iii), promptly (but in no event more than two (2) Business Days) following receipt of the final regulatory approval required under Section 6.3 of this Agreement, Company Board to duly adopt a resolution with the required majority, in accordance with the Articles of Association and the Turkish Commercial Code calling for the General Assembly Meeting, which will take place two (2) Business Days after the Closing Date. The agenda of the General Assembly Meeting will only entail:

a. Discussion of the approval by the shareholders of the replacement of the members of the Company Board.

b. Discussion of the approval by the shareholders of the amendment of the following articles of the Articles of Association of the Company: Article 6 titled Capital, Article 8 titled Capital Increase and Decrease, Article 23 titled Voting Right and Appointment of Proxy, Article 26 titled Amendment, Article 38 titled Compliance with Corporate Governance Principles and the removal of Article 7 titled Transfer of Shares, Article 7/A titled Partial or Full Termination of Share Classes and Privileged Votes, Provisional Article 1 and Provisional Article 2 from the Company’s Articles of Association.

c. In case a vacancy occurs for any reason in the Company Board and the Company Board appoints a member to fill that vacancy: Discussion of the approval by the shareholders of the members of the Company Board appointed until the Extraordinary General Assembly Meeting pursuant to Article 363 of the Turkish Commercial Code.

2. On the Closing Date:

a. The Sellers shall endorse the share certificates, representing the Transferred Shares.

b. Pursuant to Section 2.3, the Buyer shall make the payment of the Closing Cash Consideration.

c. Following the receipt of the payment of the Closing Cash Consideration by each Seller, pursuant to Section 2.2, the Sellers shall deliver the duly endorsed share certificates to the Buyer.

d. Parties or their representatives shall sign the delivery receipt report (teslim tesellüm tutanağı) regarding the share certificates representing the Transferred Class A Shares and Transferred Class B Shares.

e. Parties or their representatives shall sign and submit to the Company Board letters of request for the Buyer to be registered in the share ledger as a shareholder and the Sellers to be removed from the share ledger as shareholders.

f. The Company Board shall adopt a resolution to register the Buyer in the share ledger as a shareholder.

g. The Company Board shall adopt a resolution to request for the registration of the change in the shareholding structure pursuant to Article 198 of the Turkish Commercial Code.

h. The Company shall obtain the notarized copy of share ledger, execute the petition for registration and make the application for the registration of the change in the shareholding structure pursuant to Article 198 of the Turkish Commercial Code.

i. Parties or their representatives shall sign the Share Pledge Agreement prepared in accordance with Exhibit C of the Agreement.

j. The Buyer shall endorse the share certificates in accordance with the Share Pledge Agreement, representing the Pledged Shares as defined in the Share Pledge Agreement and shall deliver the duly endorsed share certificates to the Sellers in accordance with the Share Pledge Agreement.

k. Parties or their representatives shall sign the delivery receipt report (teslim tesellüm tutanağı) regarding the share certificates representing the Pledged Shares.

l. Parties or their representatives shall sign and submit to the Company Board letters of request for Sellers to be registered in the share ledger as pledgees.

m. The Buyer shall duly execute a deed of adherence to the Shareholders’ Agreement pursuant to Section 7.3(e)(v) of this Agreement.

n. The Sellers shall deliver the resignation letters duly signed by each Board member appointed by the Sellers to the Buyer pursuant to Section 7.2(e)(iv).

3. On the date stipulated in the Company Board resolution calling for the General Assembly Meeting pursuant to item 1 above, the Company Board shall convene, and the Buyer will participate as a shareholder to the General Assembly Meeting and duly adopt the following resolutions:

a. The approval of the replacement of the members of the Company Board, as specified in the agenda item in the Company Board resolution calling for the General Assembly Meeting.

b. Approval of the amendment of Articles of Association of the Company as specified in the agenda item in the Company Board resolution calling for the General Assembly Meeting.

EXHIBIT F-1

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 17, 2024, is entered into by and among Hanzade Vasfiye Doğan Boyner, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“HVDB”), Vuslat Doğan Sabancı, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“VDS”), Yaşar Begümhan Doğan Faralyalı, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“YBDF”), Arzuhan Doğan Yalçındağ, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“ADY”), and Işıl Doğan, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“ID” and, together with HVDB, VDS, YBDF and ADY, each individually, a “Seller” and, collectively, the “Sellers”) and the undersigned stockholder (the “Stockholder”) of Joint Stock Company Kaspi.kz, a joint stock company organized under the laws of Kazakhstan (the “Buyer”). The Sellers and the Stockholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used by not otherwise defined in this Agreement shall have the meanings set forth in the Purchase Agreement (as defined below).

RECITALS

A. Concurrently with the execution of this Agreement, the Sellers entered into a stock purchase agreement (the “Purchase Agreement”) whereby the Sellers have agreed to sell to the Buyer all of the issued and outstanding Class A Shares and 173,246,220 Class B Shares held by the Sellers as set forth opposite each Seller’s name in the columns “Transferred Class A Shares” and “Transferred Class B Shares” in Exhibit B of the Purchase Agreement (the “Transferred Shares”) of D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint stock company incorporated under the Laws of the Republic of Türkiye (the “Company”), such Transferred Shares constituting, in the aggregate, a majority of the issued and outstanding share capital of the Company.

B. As a condition precedent to the Transferred Shares being made available to the Buyer under the Purchase Agreement and according to the Purchase Agreement, the Stockholder hereby makes certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the American Depositary Shares, each representing one common share, no par value of the Buyer (the “Buyer Shares”) set forth opposite the Stockholder’s name on Schedule I hereto.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Representations of Stockholder. The Stockholder hereby represents and warrants to the Sellers that:

(a) Power to Vote Shares. The Stockholder has the ultimate voting power over all of the Buyer Shares set forth opposite the Stockholder’s name on Schedule I free and clear of any proxy, voting restriction, adverse claim or other liens, other than those created by this Agreement or under applicable laws. There are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which the Stockholder is a party relating to the pledge, disposition, or voting of any such Buyer Shares and there are no voting trusts or voting agreements with respect to such Buyer Shares.

(b) Power and Authority; Binding Agreement. The Stockholder has full power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully such Party’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes the legal, valid, and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

2. Agreement to Vote Shares. Subject to the terms of this Agreement and until the Expiration Time, the Stockholder agrees at any annual or special meeting of the Buyer and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Buyer stockholders, to vote or cause the holder of record to vote the Buyer Shares the Stockholder holds or owns in favor of (a) the Buyer Shareholders’ Vote Matters and (b) any other matters necessary or reasonably requested by the Buyer or the Sellers for the timely consummation of the transactions contemplated by the Purchase Agreement.

3. No Voting Trusts or Other Arrangement. The Stockholder agrees that during the term of this Agreement the Stockholder will not, and will not permit any Person under the Stockholder’s control to, deposit any of the Buyer Shares in a voting trust, grant any proxies with respect to the Buyer Shares, or subject any of the Buyer Shares to any arrangement with respect to the voting of the Buyer Shares other than agreements entered into with the Sellers.

4. Transfer. The Stockholder agrees that during the term of this Agreement, the Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or ownership interest in or otherwise dispose of, including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law, or otherwise (collectively, “Transfer”) any of the Buyer Shares or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Buyer Shares or the Stockholder’s interests therein. This Section 4 shall not prohibit a Transfer of the Buyer Shares by the Stockholder (a) to any immediate family member thereof, (b) to a trust for the benefit of the Stockholder or any immediate family member thereof, (c) upon the death of the Stockholder, to the Stockholder’s estate or the beneficiaries of such estate, or (d) to an Affiliate of the Stockholder; provided, that a Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Buyer and the Sellers, to be bound by all of the terms of this Agreement.

5. Additional Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, or the like of the capital stock of the Buyer affecting the Buyer Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Buyer Shares” for all purposes of this Agreement.

6. Termination. This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the date on which the Purchase Agreement is validly terminated in accordance with its terms; (b) the termination of this Agreement by mutual written consent of the Parties; and (c) the Closing. Nothing in this Section 6 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

7. No Agreement as Director or Officer. The Stockholder makes no agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of the Buyer or any of its Subsidiaries (if the Stockholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Stockholder in its capacity as such a director or officer, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict the Stockholder from exercising its fiduciary duties as an officer or director to the Buyer or its stockholders.

8. Specific Performance. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

9. Confidentiality. The Parties shall not, and shall cause their respective Representatives not to, disclose (a) any non-public information (in any form) relating to the Buyer, the Stockholder, the Sellers, the Company and its Subsidiaries and their respective Affiliates that the Sellers or the Buyer made available to any of the Parties or their respective Representatives before or after the date of this Agreement, together with any written or electronic materials prepared by or on behalf of any of the Parties or their respective Representatives containing or based in whole or in part upon or generated from such information and (b) any information about the transactions contemplated by the

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Purchase Agreement, including, without limitation: (i) the fact that the discussion are taking place with respect to the transactions contemplated by the Purchase Agreement, (ii) any of the proposed or agreed terms, conditions or other facts with respect to the transactions contemplated by the Purchase Agreement, and (iii) the existence or terms of this Agreement.

10. Amendment; Assignment. No provision of this Agreement may be modified, amended, supplemented, canceled, or discharged other than by an instrument in writing signed by the Parties. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 10 shall be null and void.

11. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) via e-mail (provided that the e-mail is confirmed by the recipient thereof and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient), (b) one (1) day after deposit with Federal Express or similar overnight courier service, or (c) three (3) days after being mailed by first-class mail, return receipt requested. Unless another address is specified by written notice to the other Parties in accordance with this Section 11, the addresses and e-mail addresses for such communications shall be:

If to the Sellers, to such Seller’s address or email address set forth for such Seller on the signature page thereof.

With a copy to (which shall not constitute notice): Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Scott Crofton
E-mail: croftons@sullcrom.com

and

Kabine Law Office
Büyükdere Cad No. 195, D:6
34394, Levent, Istanbul, Republic of Türkiye
Attention: Tuvan Yalım
Email: tyalim@kabinelaw.com

If to the Stockholder, to the Stockholder’s address or email address set forth for the Stockholder on the signature page thereof.

With a copy to (which shall not constitute notice): DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

Attention: Jonathan Klein

E-mail: Jonathan.klein@us.dlapiper.com

12. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of New York.

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(b) Dispute Resolution. The terms of Section 10.9 (a) to (d) of the Purchase Agreement are hereby incorporated by reference and make applicable to this Agreement and the provisions contained herein, mutatis mutandis.

(c) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(Remainder of Page Intentionally Left Blank)

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

SELLERS
Hanzade Vasfiye Doğan Boyner
By: Address: [•]

Vuslat Doğan Sabancı
By: Address: [•]

Yaşar Begümhan Doğan Faralyalı
By: Address: [•]

Arzuhan Doğan Yalçındağ
By: Address: [•]

Işıl Doğan

By: Address: [•]

Signature Page to Voting Agreement

STOCKHOLDER
Mikheil Lomtadze
By: Address:

Signature Page to Voting Agreement

SCHEDULE I

Name	Common Shares Underlying ADSs	Percentage Voting Power
Mikheil Lomtadze	42,950,623	22.60%

EXHIBIT F-2

FORM OF

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 17, 2024, is entered into by and among Hanzade Vasfiye Doğan Boyner, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“HVDB”), Vuslat Doğan Sabancı, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“VDS”), Yaşar Begümhan Doğan Faralyalı, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“YBDF”), Arzuhan Doğan Yalçındağ, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“ADY”), and Işıl Doğan, a Turkish citizen with the Turkish ID number [•] and residing at [•] (“ID” and, together with HVDB, VDS, YBDF and ADY, each individually, a “Seller” and, collectively, the “Sellers”), the undersigned stockholder (the “Stockholder”) of Joint Stock Company Kaspi.kz, a joint stock company organized under the laws of Kazakhstan (the “Buyer”), and Baring Fintech Nexus Limited, a company organized under the laws of Guernsey (“BFNL”). The Sellers, the Stockholder and BFNL are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used by not otherwise defined in this Agreement shall have the meanings set forth in the Purchase Agreement (as defined below).

RECITALS

C. Concurrently with the execution of this Agreement, the Sellers entered into a stock purchase agreement (the “Purchase Agreement”) whereby the Sellers have agreed to sell to the Buyer all of the issued and outstanding Class A Shares and 173,246,220 Class B Shares held by the Sellers as set forth opposite each Seller’s name in the columns “Transferred Class A Shares” and “Transferred Class B Shares” in Exhibit B of the Purchase Agreement (the “Transferred Shares”) of D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint stock company incorporated under the Laws of the Republic of Türkiye (the “Company”), such Transferred Shares constituting, in the aggregate, a majority of the issued and outstanding share capital of the Company.

D. As a condition precedent to the Transferred Shares being made available to the Buyer under the Purchase Agreement and according to the Purchase Agreement, the Stockholder and BFNL each hereby make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the American Depositary Shares, each representing one common share, no par value of the Buyer (the “Buyer Shares”) set forth opposite the Stockholder’s name on Schedule I hereto.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

13. Representations of Stockholder and BFNL. The Stockholder and BFNL each hereby represent and warrant to the Sellers, as applicable, that:

(a) Power to Vote Shares. The Stockholder has the ultimate voting power over all of the Buyer Shares set forth opposite the Stockholder’s name on Schedule I free and clear of any proxy, voting restriction, adverse claim or other liens, other than those created by this Agreement or under applicable laws. Except pursuant to this Agreement and the Participation Deed between the Stockholder and BFNL, dated June 25, 2019, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which the Stockholder is a party relating to the pledge, disposition, or voting of any such Buyer Shares and there are no voting trusts or voting agreements with respect to such Buyer Shares. BFNL has no voting power over any of the Buyer Shares, provided, for the avoidance of doubt, that BFNL and its Affiliates hold additional securities of the Buyer that are separate and distinct from the Buyer Shares (the “Excluded Securities”), and BFNL makes no representation with respect to such Excluded Securities in this Agreement.

(b) Power and Authority; Binding Agreement. The Stockholder and BFNL each have full power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully such Party’s obligations hereunder. This Agreement has been duly and validly executed and delivered by both the Stockholder and BFNL and constitutes the legal, valid, and binding obligation of both the Stockholder and BFNL, enforceable against the Stockholder and BFNL in accordance with its terms.

14. Agreement to Vote Shares. Subject to the terms of this Agreement and until the Expiration Time, the Stockholder agrees at any annual or special meeting of the Buyer and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Buyer stockholders, to vote or cause the holder of record to vote the Buyer Shares the Stockholder holds or owns in favor of (a) the Buyer Shareholders’ Vote Matters and (b) any other matters necessary or reasonably requested by the Buyer or the Sellers for the timely consummation of the transactions contemplated by the Purchase Agreement. BFNL agrees to take, or cause to be taken, all actions (or inactions), and to do, or cause to be done, and to assist and cooperate with the Stockholder in doing, all things that are reasonably necessary, proper or advisable to consummate and make effective the matters that are the subject of this Agreement.

15. No Voting Trusts or Other Arrangement. The Stockholder and BFNL each agree that during the term of this Agreement neither the Stockholder nor BFNL will, and will not permit any Person under the Stockholder’s or BFNL’s control to, as applicable, deposit any of the Buyer Shares in a voting trust, grant any proxies with respect to the Buyer Shares, or subject any of the Buyer Shares to any arrangement with respect to the voting of the Buyer Shares other than agreements entered into with the Sellers.

16. Transfer. The Stockholder and BFNL each separately agree with the Sellers that during the term of this Agreement, neither the Stockholder nor BFNL will, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or ownership interest in or otherwise dispose of, including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law, or otherwise (collectively, “Transfer”) any of the Buyer Shares or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Buyer Shares or the Stockholder’s or BFNL’s interests therein. This Section 4 shall not prohibit a Transfer of the Buyer Shares by the Stockholder (a) to any immediate family member thereof, (b) to a trust for the benefit of the Stockholder or any immediate family member thereof, (c) upon the death of the Stockholder, to the Stockholder’s estate or the beneficiaries of such estate, or (d) to an Affiliate of the Stockholder or of BFNL; provided, that a Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Buyer and the Sellers, to be bound by all of the terms of this Agreement.

17. Additional Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, or the like of the capital stock of the Buyer affecting the Buyer Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Buyer Shares” for all purposes of this Agreement.

18. Termination. This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the date on which the Purchase Agreement is validly terminated in accordance with its terms; (b) the termination of this Agreement by mutual written consent of the Parties; and (c) the Closing. Nothing in this Section 6 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

19. No Agreement as Director or Officer. The Stockholder makes no agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of the Buyer or any of its Subsidiaries (if the Stockholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Stockholder in its capacity as such a director or officer, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict the Stockholder from exercising its fiduciary duties as an officer or director to the Buyer or its stockholders.

20. Specific Performance. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in

2

addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

21. Confidentiality. The Parties shall not, and shall cause their respective Representatives not to, disclose (a) any non-public information (in any form) relating to the Buyer, the Stockholder, BFNL, the Sellers, the Company and its Subsidiaries and their respective Affiliates that the Sellers or the Buyer made available to any of the Parties or their respective Representatives before or after the date of this Agreement, together with any written or electronic materials prepared by or on behalf of any of the Parties or their respective Representatives containing or based in whole or in part upon or generated from such information and (b) any information about the transactions contemplated by the Purchase Agreement, including, without limitation: (i) the fact that the discussion are taking place with respect to the transactions contemplated by the Purchase Agreement, (ii) any of the proposed or agreed terms, conditions or other facts with respect to the transactions contemplated by the Purchase Agreement, and (iii) the existence or terms of this Agreement.

22. Amendment; Assignment. No provision of this Agreement may be modified, amended, supplemented, canceled, or discharged other than by an instrument in writing signed by the Parties. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 10 shall be null and void.

23. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) via e-mail (provided that the e-mail is confirmed by the recipient thereof and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient), (b) one (1) day after deposit with Federal Express or similar overnight courier service, or (c) three (3) days after being mailed by first-class mail, return receipt requested. Unless another address is specified by written notice to the other Parties in accordance with this Section 11, the addresses and e-mail addresses for such communications shall be:

If to the Sellers, to such Seller’s address or email address set forth for such Seller on the signature page thereof.

With a copy to (which shall not constitute notice): Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Scott Crofton
E-mail: croftons@sullcrom.com

and

Kabine Law Office
Büyükdere Cad No. 195, D:6
34394, Levent, Istanbul, Republic of Türkiye
Attention: Tuvan Yalım
Email: tyalim@kabinelaw.com

If to the Stockholder, to the Stockholder’s address or email address set forth for the Stockholder on the signature page thereof.

With a copy to (which shall not constitute notice): DLA Piper LLP (US)

1251 Avenue of the Americas

3

New York, NY 10020

Attention: Jonathan Klein

E-mail: Jonathan.klein@us.dlapiper.com

If to BFNL, to: Baring Fintech Nexus Limited

1st and 2nd Floors, Elizabeth House,

Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands

Attention: The Directors

E-mail: [•]

With a copy to (which shall not constitute notice): Debevoise & Plimpton LLP

65 Gresham Street

London EC2V 7NQ
United Kingdom

Attention: Nicholas Pellicani
E-mail: nppellic@debevoise.com

24. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of New York.

(b) Dispute Resolution. The terms of Section 10.9 (a) to (d) of the Purchase Agreement are hereby incorporated by reference and make applicable to this Agreement and the provisions contained herein, mutatis mutandis.

(c) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(Remainder of Page Intentionally Left Blank)

4

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

SELLERS
Hanzade Vasfiye Doğan Boyner
By: Address: [•]

Vuslat Doğan Sabancı
By: Address: [•]

Yaşar Begümhan Doğan Faralyalı
By: Address: [•]

Arzuhan Doğan Yalçındağ
By: Address: [•]

Işıl Doğan

By: Address: [•]

Signature Page to Voting Agreement

STOCKHOLDER
Vyacheslav Kim
By: Address:

Signature Page to Voting Agreement

Baring Fintech Nexus Limited

By: Julian Timms Title: Director Address: 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands

Signature Page to Voting Agreement

SCHEDULE I

Name	Common Shares Underlying ADSs	Percentage Voting Power
Vyacheslav Kim	52,927,955	27.85%